                                               Filed Pursuant to Rule: 424(b)(3)
                                                      Registration No. 333-56241


                                (CNB LETTERHEAD)

                                 JUNE 26, 1998

Dear Shareholder:

     You are cordially invited to attend the Special Meeting of Shareholders (the "Special Meeting") of CNB Holding Company ("CNB"), which will be held on July 28, 1998, at 9:00 a.m. local time. The Special Meeting will be held at CNB's main office, located at 1899 South Clyde Morris Boulevard, Daytona Beach, Florida.

     At the Special Meeting, shareholders of CNB will be asked to consider and vote on approval of an Agreement and Plan of Merger, dated as of March 26, 1998 (the "Agreement"), between CNB and The Colonial BancGroup, Inc. ("BancGroup"), pursuant to which CNB will be merged (the "Merger") with BancGroup. In the Merger, CNB shareholders will receive whole shares of BancGroup Common Stock in exchange for shares of CNB Common Stock held by them. Each share of CNB Common Stock outstanding at the effective time of the Merger will be converted into the right to receive shares of BancGroup Common Stock (as calculated in accordance with the terms of the Agreement). Cash will be paid for any fractional shares. Please see the attached Proxy Statement and Prospectus for a detailed description of the terms of the Merger and the formula for converting shares of CNB Common Stock into shares of BancGroup Common Stock in the Merger.

     THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE AGREEMENT AND THE MERGER AS BEING IN THE BEST INTERESTS OF CNB SHAREHOLDERS AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE APPROVAL OF THE AGREEMENT.

     Additional information regarding the Agreement, the Merger, CNB and BancGroup is set forth in the attached Proxy Statement, which also serves as the Prospectus for the shares of BancGroup Common Stock to be issued in connection with the Merger. Please read these materials and carefully consider the information contained in them.

     The affirmative vote of the holders of a majority of the outstanding shares of CNB Common Stock is required to approve the Agreement. Accordingly, your vote is important no matter how large or small your holdings may be. Whether or not you plan to attend the Special Meeting, you are urged to complete, sign and promptly return the enclosed Proxy Card to assure that your shares will be voted at the Special Meeting. If you attend the Special Meeting, you may vote in person if you wish, and your proxy will not be used.

                                                        Sincerely,

                                          /s/ Raymond R. Thomas
                                          ---------------------
                                                    Raymond R. Thomas
                                          President and Chief Executive Officer

                              CNB HOLDING COMPANY
                       1899 SOUTH CLYDE MORRIS BOULEVARD
                          DAYTONA BEACH, FLORIDA 32119
                                 (904) 761-5111

                             ---------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                   TO BE HELD ON JULY 28, 1998, AT 9:00 A.M.

                             ---------------------

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders (the "Special Meeting") of CNB Holding Company ("CNB") will be held at the main office of CNB, located at 1899 South Clyde Morris Boulevard, Daytona Beach, Florida, on July 28, 1998, at 9:00 a.m., local time, for the following purposes:

          1. Merger. To consider and vote upon the proposed merger (the "Merger") of CNB with and into The Colonial BancGroup, Inc. ("BancGroup"), in accordance with an Agreement and Plan of Merger, dated as of March 26, 1998, between CNB and BancGroup (the "Agreement"). BancGroup will be the surviving corporation in the Merger. Each share of common stock of CNB outstanding at the time of the Merger will be converted into the right to receive shares of BancGroup Common Stock (as calculated in accordance with the terms of the Agreement), with cash paid in lieu of fractional shares at the market value of such fractional shares, as described in greater detail in the accompanying Proxy Statement and Prospectus. The Agreement is attached to the Proxy Statement and Prospectus as Appendix A.

          2. Other Matters. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

     The Board of Directors of CNB has fixed the close of business on June 22, 1998, as the record date for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting. Only holders of record of the common stock of CNB at the close of business on that date will be entitled to notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof. CNB shareholders are entitled to assert dissenters' rights pursuant to the Florida Business Corporation Act. A copy of the dissenters' rights provisions is attached to the enclosed Proxy Statement and Prospectus as Appendix B.

     You are cordially invited to attend the Special Meeting, but whether or not you plan to attend, please complete and sign the enclosed form of proxy and mail it promptly in the enclosed envelope. The proxy may be revoked at any time by filing a written revocation with the Secretary of CNB, by executing a later dated proxy and delivering it to the Secretary of CNB at or prior to the Special Meeting, or by attending the Special Meeting and voting in person.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /s/ Raymond R. Thomas
                                                    Raymond R. Thomas
                                          President and Chief Executive Officer

June 26, 1998

                                   PROSPECTUS

                         COMMON STOCK, $2.50 PAR VALUE

                          THE COLONIAL BANCGROUP, INC.

                                PROXY STATEMENT

                     FOR SPECIAL MEETING OF SHAREHOLDERS OF

                              CNB HOLDING COMPANY
                          TO BE HELD ON JULY 28, 1998

    This Proxy Statement and Prospectus (the "Prospectus") relates to the proposed merger (the "Merger") of CNB Holding Company, a Florida corporation ("CNB"), with and into The Colonial BancGroup, Inc., a Delaware corporation ("BancGroup"). This Prospectus is being furnished to the shareholders of CNB in connection with the solicitation of proxies by the Board of Directors of CNB for use at a special meeting of the shareholders of CNB to be held on July 28, 1998, at 9:00 a.m., local time, at the main office of CNB, located at 1899 South Clyde Morris Boulevard, Daytona Beach, Florida, and any adjournments or postponements thereof (the "Special Meeting"). At the Special Meeting, shareholders of CNB will consider and vote upon the matters set forth in the preceding Notice of Special Meeting of the Shareholders, as described in greater detail in this Prospectus.

    The Merger will be consummated pursuant to the terms of a certain Agreement and Plan of Merger dated as of March 26, 1998 by and between BancGroup and CNB (the "Agreement"). The Agreement provides that, subject to the approval of the Agreement by the shareholders of CNB at the Special Meeting and the satisfaction (or waiver, to the extent that such waiver is permitted by law) of other conditions contained in the Agreement, CNB will be merged with and into BancGroup, and BancGroup will be the surviving corporation. Each issued and outstanding share of common stock, par value $1.00 per share, of CNB (the "CNB Common Stock"), will be converted into a number of shares of the common stock, par value $2.50 per share, of BancGroup (the "BancGroup Common Stock") equal to $191.40 divided by the Market Value. The Market Value will equal the average of the closing prices of BancGroup Common Stock for the ten trading days ending on the trading day that is five calendar days immediately preceding the Effective Date of the Merger. However, the Market Value will not be less than $30.12 or more than $40.75. Assuming 145,418 shares of CNB Common Stock outstanding as of the Effective Date, that no outstanding options to acquire CNB Common Stock are exercised before the Effective Date, and that no holders of CNB Common Stock exercise dissenters' rights in the Merger, the maximum number of shares of BancGroup Common Stock that may be issued in the Merger will be 924,071, (based upon a minimum Market Value of $30.12 and a resulting exchange ratio of 6.3546 shares of BancGroup Common Stock per share of CNB Common Stock), and the minimum number of shares of BancGroup Common Stock that may be issued in the Merger will be 683,019 (based upon a maximum Market Value of $40.75 and a resulting exchange ratio of 4.6969 shares of BancGroup Common Stock per share of CNB Common Stock). See "The Merger -- Conversion of CNB Common Stock." BancGroup Common Stock is listed on the New York Stock Exchange ("NYSE"). The closing price per share of the BancGroup Common Stock on the NYSE on June 22, 1998 was $30.125.

    Consummation of the Merger requires, among other things, the affirmative vote of the holders of at least a majority of the outstanding shares of CNB Common Stock.

    BancGroup has filed a Registration Statement pursuant to the Securities Act of 1933, as amended (the "Securities Act"), to register the shares of the BancGroup Common Stock to be issued in connection with the Merger. This document constitutes a Proxy Statement of CNB in connection with the solicitation of proxies by CNB for use at the Special Meeting, and any adjournments or postponements thereof, and a Prospectus of BancGroup with respect to the BancGroup Common Stock to be issued in the Merger. This Prospectus and accompanying form of proxy are first being mailed to shareholders of CNB on or about the date set forth below.

              THE BOARD OF DIRECTORS OF CNB UNANIMOUSLY RECOMMENDS
                           APPROVAL OF THE AGREEMENT.
                               ------------------

   THE SECURITIES TO WHICH THIS PROSPECTUS RELATES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------

THE SHARES OF BANCGROUP COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY
                           OTHER GOVERNMENTAL AGENCY.

    The principal office and mailing address of CNB are 1899 South Clyde Morris Boulevard, Daytona Beach, Florida 32119 (telephone (904)761-5111), and the principal office and mailing address of BancGroup are Colonial Financial Center, One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36101 (telephone 334-240-5000).

                 THE DATE OF THIS PROSPECTUS IS JUNE 22, 1998.

                             AVAILABLE INFORMATION

     BancGroup is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by BancGroup, including proxy and information statements, can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at certain regional offices: 2 World Trade Center, 13th Floor, New York, New York 10048; Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; 1401 Brickell Avenue, Suite 200, Miami, Florida 33131; 1801 California Street, Suite 4800, Denver, Colorado 80202-2648; and 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036-3648. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as BancGroup, that file electronically with the Commission.

     The BancGroup Common Stock is listed for trading on the NYSE. Reports, including proxy and information statements, of BancGroup and other information may be inspected at the NYSE, 20 Broad Street, New York, New York 10005.

     BancGroup has filed with the Commission a Registration Statement under the Securities Act to register the shares of BancGroup Common Stock being issued in connection with the Merger. This Prospectus omits certain information contained in the Registration Statement and exhibits thereto. Such Registration Statement, including the exhibits thereto, can be inspected at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such Registration Statement can be obtained at prescribed rates from the Commission at that address.

     The information in this Prospectus concerning BancGroup and its subsidiaries has been furnished by BancGroup, and the information concerning CNB and its subsidiary has been furnished by CNB.

     This Prospectus contains certain forward-looking statements with respect to the financial condition, results of operations, and business of BancGroup following the consummation of the Merger and the proposed acquisition of other banking institutions (the "Other Pending Acquisitions"), including statements relating to the expected impact of the Merger and the Other Pending Acquisitions on BancGroup's financial performance. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among other things, the following possibilities: (i) expected cost savings from the Merger and the Other Pending Acquisitions, if any or all of such transactions are consummated, cannot be fully realized; (ii) deposit attrition, customer loss, or revenue loss following the Merger and the Other Pending Acquisitions is greater than expected; (iii) competitive pressure in the banking industry increases significantly; (iv) costs or difficulties related to the integration of the businesses of BancGroup and the institutions to be acquired are greater than expected; (v) changes in the interest rate environment reduce margins; (vi) general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality; (vii) changes occur in the regulatory environment; (viii) changed occur in business conditions and the rate of inflation; and (ix) changes occur in the securities markets. Forward looking earnings estimates (if any) included in this Prospectus have not been examined or compiled by the independent public accountants of BancGroup and CNB, nor have such accountants applied any procedures thereto. Accordingly, such accountants do not express an opinion or any other form of assurance on them. When used in this Prospectus, the words "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," and "anticipates," and similar expressions as they relate to BancGroup (including its subsidiaries), or its management are intended to identify forward-looking statements. Further information on other factors that could affect the financial results of BancGroup after the Merger and the Other Pending Acquisitions is included in the filings with the Commission incorporated by reference herein.

                                      (ii)

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BANCGROUP OR CNB. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF BANCGROUP OR CNB SINCE THE DATE OF THIS PROSPECTUS OR THAT INFORMATION IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THE DATES THEREOF.

                      DOCUMENTS INCORPORATED BY REFERENCE

     THIS PROSPECTUS INCORPORATES DOCUMENTS OF BANCGROUP BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE, WITHOUT CHARGE, UPON REQUEST FROM THE PERSONS SPECIFIED BELOW. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE RECEIVED BY BANCGROUP NO LATER THAN FIVE BUSINESS DAYS PRIOR TO THE SPECIAL MEETING.

     The following documents filed by BancGroup with the Commission are hereby incorporated by reference into this Prospectus:

          (1) BancGroup's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

          (2) BancGroup's Registration Statement on Form 8-A dated November 22, 1994, effective February 22, 1995, containing a description of the BancGroup Common Stock.

          (3) BancGroup's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

          (4) BancGroup's Reports on Form 8-K dated March 16, 1998, April 15, 1998 and June 2, 1998; and

          (5) The description of the current management and Board of Directors contained in the Proxy Statement distributed pursuant to Section 14(a) of the Exchange Act for BancGroup's Annual Meeting of shareholders held on April 15, 1998.

     All documents filed by BancGroup pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the Special Meeting, shall be deemed incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed incorporated herein by reference will be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein or in another subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     BancGroup has entered into the Agreement with CNB regarding the Merger described herein. Various provisions of the Agreement are summarized or referred to in this Prospectus, and the Agreement is incorporated by reference into this Prospectus and attached hereto as Appendix A.

     BancGroup will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the request of any such person, a copy of any and all of the documents which have been incorporated herein by reference but not delivered herewith (other than the exhibits to such documents unless specifically incorporated herein). Such request, in writing or by telephone, should be directed to W. Flake Oakley, IV, Secretary, The Colonial BancGroup, Inc., One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36192 (telephone 334-240-5000).

                                      (iii)

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY.....................................................     1

THE SPECIAL MEETING.........................................    10
  General...................................................    10
  Record Date; Shares Entitled to Vote; Vote Required for
     the Merger.............................................    10
  Solicitation, Voting and Revocation of Proxies............    10
  Effect of Merger on Outstanding BancGroup Common Stock....    11

THE MERGER..................................................    12
  General...................................................    12
  Background of the Merger..................................    12
  CNB's Board of Director's Reasons for Approving the
     Merger.................................................    13
  Recommendation of the Board of Directors of CNB...........    13
  BancGroup's Reasons for the Merger........................    14
  Interests of Certain Persons in the Merger................    14
  Conversion of CNB Common Stock............................    15
  Surrender of CNB Common Stock Certificates................    16
  Certain Federal Income Tax Consequences...................    16
  Other Possible Consequences...............................    17
  Conditions to Consummation of the Merger..................    18
  Amendment or Termination of Agreement.....................    18
  Regulatory Approvals......................................    19
  Conduct of Business Pending the Merger....................    20
  Commitments with Respect to Other Offers..................    21
  Indemnification...........................................    22
  Rights of Dissenting Shareholders.........................    22
  Resale of BancGroup Common Stock Issued in the Merger.....    23
  Accounting Treatment......................................    24
  NYSE Reporting of BancGroup Common Stock Issued in the
     Merger.................................................    24
  Treatment of CNB Options..................................    24

COMPARATIVE MARKET PRICES AND DIVIDENDS.....................    26
  CNB.......................................................    26
  BancGroup.................................................    27

BANCGROUP CAPITAL STOCK AND DEBENTURES......................    27
  BancGroup Common Stock....................................    27
  Preference Stock..........................................    27
  1986 Debentures...........................................    28
  Other Indebtedness........................................    28
  Changes in Control........................................    29

COMPARATIVE RIGHTS OF SHAREHOLDERS..........................    30
  Director Elections........................................    31
  Removal of Directors......................................    31
  Voting....................................................    31
  Preemptive Rights.........................................    31
  Directors' Liability......................................    31
  Indemnification...........................................    32
  Special Meetings of Shareholders; Action Without a
     Meeting................................................    33
  Mergers, Share Exchanges and Sales of Assets..............    33
  Amendment of Certificate of Incorporation and Bylaws......    33

                                      (iv)

                                                              PAGE
                                                              ----
  Rights of Dissenting Stockholders.........................    34
  Preferred Stock...........................................    34
  Effect of the Merger on CNB Shareholders..................    34

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
  Condensed Pro Forma Statements of Condition (Unaudited)...    36

BUSINESS OF BANCGROUP.......................................    65
  General...................................................    65
  Recently Completed and Other Proposed Business
     Combinations...........................................    65
  Year 2000 Compliance......................................    66
  Voting Securities and Principal Stockholders..............    67
  Security Ownership of Management..........................    67
  Management Information....................................    68

BUSINESS OF CNB.............................................    69
  General...................................................    69
  Deposit Activities........................................    69
  Lending Activities........................................    69
  Investments...............................................    70
  Employees.................................................    70
  Properties................................................    71
  Year 2000 Issues..........................................
  Legal Proceedings.........................................    71
  Principal Holders of Common Stock.........................    71

ADJOURNMENT OF SPECIAL MEETINGS.............................    72

OTHER MATTERS...............................................    72

DATE FOR SUBMISSION OF BANCGROUP STOCKHOLDER PROPOSALS......    72

LEGAL MATTERS...............................................    72

EXPERTS.....................................................    72

INDEX TO FINANCIAL STATEMENTS...............................   F-1

APPENDIX A -- Agreement and Plan of Merger..................   A-1

APPENDIX B -- Sections 607.1301, 607.1302 and 607.1320 of
  the Florida Business Corporation Act Regarding Dissenter's
  Rights....................................................   B-1

                                       (v)

                                    SUMMARY

     The following provides a summary of certain information included in this Prospectus. This summary is qualified in its entirety by the more detailed information appearing elsewhere herein, the Appendices hereto and the documents incorporated herein by reference. Shareholders of CNB are urged to read this Prospectus, including the Appendices, in full.

GENERAL

     This Prospectus relates to the issuance of shares of BancGroup Common Stock in connection with the proposed Merger of CNB with and into BancGroup.

THE SPECIAL MEETING

     This Prospectus is being furnished to the holders of CNB Common Stock in connection with the solicitation by the CNB Board of Directors of proxies for use at the Special Meeting and at any and all adjournments and postponements thereof at which CNB shareholders will be asked to vote upon (i) a proposal to approve the Agreement; and (ii) such other business as may properly come before the meeting. The Special Meeting will be held at the main office of CNB, located at 1899 South Clyde Morris Boulevard, Daytona Beach, Florida on Tuesday, July 28, 1998, at 9:00 a.m., local time, for the purpose of considering and voting upon the Merger and the Agreement. Only holders of record of CNB Common Stock at the close of business on Monday, June 22, 1998 (the "Record Date") are entitled to the notice of and to vote at the Special Meeting. As of the Record Date, 145,418 shares of CNB Common Stock were issued and outstanding. See "The Special Meeting."

THE COMPANIES

     BancGroup. BancGroup is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "BHCA"). It was organized in Delaware in 1974 and has operated under its current name and management since 1981. BancGroup operates a wholly owned commercial banking subsidiary, Colonial Bank, in the states of Alabama, Florida, Georgia, Nevada and Tennessee. Colonial Bank conducts a full service commercial banking business through 134 branches in Alabama, five branches in Tennessee, 13 branches in Georgia, three branches in Nevada and 75 branches in Florida. BancGroup has also entered into agreements to acquire four additional banks. Colonial Mortgage Company, a subsidiary of the Colonial Bank in Alabama, is a mortgage banking company which services approximately $13.8 billion in residential loans and which originates residential mortgages in 34 states through four divisional offices. At March 31, 1998, BancGroup had consolidated total assets of $8.0 billion and consolidated stockholders' equity of $571.6 million. See "Business of BancGroup."

     CNB. CNB is a bank holding company within the meaning of the BHCA and was incorporated on December 13, 1985. CNB owns all of the outstanding shares of Commercial National Bank, a national bank (the "Bank"), which is headquartered in Daytona Beach, Florida. Currently, the Bank operates four banking offices in Volusia County, Florida. At March 31, 1998, CNB had total consolidated assets of approximately $88.0 million, total consolidated deposits of approximately $79.4 million, and total consolidated shareholders' equity of approximately $8.5 million. See "Business of CNB."

THE MERGER

     The Agreement provides for the Merger of CNB with and into BancGroup, with BancGroup to be the surviving corporation. Upon the date of consummation of the Merger (the "Effective Date"), each outstanding share of CNB Common Stock (except shares as to which dissenters' rights are perfected) will be converted by operation of law and without any action by any holder thereof into shares of BancGroup Common Stock. The number of shares of BancGroup Common Stock into which each outstanding share of CNB Common Stock will be converted on the Effective Date will be equal to $191.40 divided by the Market Value (the "Merger Consideration"). The "Market Value" of the BancGroup Common Stock at the Effective Date will be determined by calculating the average of the closing prices of the BancGroup Common Stock as reported by the NYSE on each of the ten trading days ending on the trading day five calendar days immediately preceding the Effective Date, provided that the Market Value will not be less than $30.12 or more than $40.75, regardless of the actual Market Value as calculated. Accordingly, assuming 145,418 shares of CNB Common Stock are outstanding on the Effective Date, that no outstanding options to acquire CNB Common Stock are exercised before the Effective Date, and that no holders of CNB Common Stock exercise dissenters' rights of appraisal in the Merger, the maximum number of shares of BancGroup Common Stock to be issued in the Merger will be 924,071 (based upon a minimum Market Value of $30.12), and the minimum number of shares of BancGroup Common Stock to be issued in the Merger will be 683,019 (based upon a maximum Market Value of $40.75). The number of shares of BancGroup Common Stock to be issued in the Merger will increase proportionally with each share of CNB Common Stock issued pursuant to the exercise, before the Effective Date, of certain options to acquire CNB Common Stock and will further increase depending upon the number of shares of BancGroup Common Stock issued pursuant to a cashless exchange of options to acquire CNB Common Stock. See "The Merger -- Interest of Certain Persons in the Merger -- Treatment of CNB Options".

     The closing sales price on the NYSE of the BancGroup Common Stock on June 22, 1998 was $30.125 per share. Accordingly, had the Effective Date occurred on June 22, 1998 the Market Value would have been $31.425 and CNB shareholders would have received 6.0907 shares of BancGroup Common Stock for each share of CNB Common Stock. Shareholders are advised to obtain current market quotations for BancGroup Common Stock. The market price of BancGroup Common Stock at the Effective Date, or on the date on which certificates representing such shares are received by CNB shareholders, may be higher or lower than the Market Price of BancGroup Common Stock as of the Record Date or at the time of the Special Meeting.

     No fractional shares of BancGroup Common Stock will be issued in connection with the Merger. Each shareholder of CNB otherwise entitled to receive a fractional share of BancGroup Common Stock will receive instead a cash payment (without interest) equal to such fractional share multiplied by the Market Value.

     Promptly after the Effective Date, CNB shareholders will be given notice of the consummation of the Merger and instructions for the exchange of such shareholders' certificates representing shares of CNB Common Stock for certificates representing shares of BancGroup Common Stock. Certificates for the shares of BancGroup Common Stock issued will not be distributed, and BancGroup will not pay dividends on such shares until shareholders surrender their certificates representing their shares of CNB Common Stock in accordance with those instructions. CNB SHAREHOLDERS SHOULD NOT SEND IN THEIR CNB STOCK CERTIFICATES UNTIL THEY HAVE RECEIVED THE INSTRUCTIONS. See "The
Merger -- Conversion of CNB Common Stock," "-- Surrender of CNB Common Stock Certificates" and "-- Treatment of CNB Options."

     For certain information concerning management of BancGroup and CNB, see "Business of BancGroup -- Voting Securities and Principal Shareholders," "-- Security Ownership of Management," and "Business of CNB -- Principal Holders of Common Stock."

RECOMMENDATION OF CNB'S BOARD OF DIRECTORS

     The Board of Directors of CNB has unanimously approved the Agreement. THE BOARD OF DIRECTORS OF CNB BELIEVES THAT THE MERGER IS IN THE BEST INTEREST OF THE SHAREHOLDERS OF CNB AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AGREEMENT. For a discussion of the factors considered by the Board of Directors in reaching its conclusions, see "The Merger -- Background of the Merger" and " -- CNB's Board of Director's Reasons for Approving the Merger."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     As of the date of this Prospectus, CNB had granted options (the "CNB Options") which entitle the holders thereof to acquire up to 4,495 shares of CNB Common Stock. Subject to terms of the CNB stock option plan under which such options were issued, the Agreement provides that, no later than five days prior to the Effective Date, the holders of CNB Options that have vested for such holders may provide written notice to CNB (in form and substance reasonably satisfactory to BancGroup) that they wish to surrender their CNB

Options to BancGroup, effective at the Effective Date and to receive in exchange therefor an amount of BancGroup Common Stock equal in value to the difference between (i) the total value of the shares of BancGroup Common Stock to be issued pursuant to such CNB Options (based upon the number of shares of BancGroup Common Stock issuable pursuant to the CNB Options multiplied by the Market Value) and (ii) the aggregate exercise price of such CNB Options at the Effective Date, divided by the Market Value (the "Cashless Exchange"). No fractions of shares will be issued and fractions will be paid in cash at the Market Value. Any CNB Options that have not vested at the Effective Date will terminate. See "The Merger -- Interest of Certain Persons in the
Merger -- Treatment of CNB Options."

     On the Effective Date, BancGroup anticipates that Colonial Bank will enter into an employment agreement with Dennis Brinn, Chief Financial Officer of CNB, and a consulting agreement with Ray Thomas, President and CEO of CNB. Mr. Brinn's employment agreement is expected to provide that he will serve as an Executive Vice President of Colonial Bank in Volusia County for an annual salary of $94,300. Mr. Thomas' consulting agreement is expected to provide that he will consult with Colonial Bank to develop its business in the Volusia County market area for an annual compensation of $112,000. Both agreements are expected to provide for terms of one year, for severance benefits, and for non-competition agreements providing that Mr. Brinn and Mr. Thomas will not compete with Colonial Bank or BancGroup in Volusia and adjoining counties during the terms of the agreements.

     BancGroup and each of six key employees of CNB or the Bank, have agreed to enter into non-competition agreements on or before the Effective Date. The agreements will provide that such key employees will not compete with BancGroup for a period of at least one year if he or she voluntarily terminates his or her employment with BancGroup or Colonial Bank and, at the time of such termination, his or her salary is substantially equivalent to what it was on the Effective Date. The key employees will receive aggregate consideration of $183,000 in exchange for the agreements not to compete.

     BancGroup and each of the non-employee directors of CNB have entered into non-competition agreements that provide that such individuals will not compete with BancGroup in Volusia and Flagler Counties for a period of one year following the Effective Date.

     On the Effective Date, and subject to the non-competition agreements described above, all employees of CNB will, at BancGroup's option, either become employees of BancGroup or its subsidiaries or be entitled to severance benefits in accordance with Colonial Bank's severance policy as of the date of the Agreement. All employees of CNB who become employees of BancGroup or its subsidiaries on the Effective Date will be entitled, to the extent permitted by applicable law, to participate in all benefit plans of BancGroup to the same extent as BancGroup's employees.

     Under the Agreement, BancGroup has agreed for a period of five years after the Effective Date to indemnify persons entitled to indemnification under CNB's Articles of Incorporation against certain claims and liabilities arising out of or pertaining to matters existing or occurring at or prior to the Effective Date, to the extent that CNB would have been authorized under Florida law, or under its Articles of Incorporation or Bylaws, to indemnify such persons.

     See "The Merger -- Interests of Certain Persons in the Merger."

VOTE REQUIRED

     Under Florida law, the Agreement must be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of CNB Common Stock. Each share of CNB Common Stock is entitled to one vote on the Agreement. Approval of the Agreement and the Merger by BancGroup shareholders is not required under Delaware, Florida or other applicable law, or the rules of the NYSE on which the BancGroup Common Stock is listed. See "The Special Meeting."

     Only holders of record of CNB Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting. As of such date, 145,418 shares of CNB Common Stock were issued and outstanding. As of the Record Date, the directors and executive officers of CNB and the Bank held approximately 43.9% of the outstanding shares of CNB Common Stock. As of the same date, the directors, executive officers and affiliates of BancGroup held no shares of CNB Common Stock. See "The Special Meeting."

     As of the Record Date, the directors of CNB and holders of 5% or more of the outstanding CNB Common Stock owned 63,844 shares of CNB Common Stock representing approximately 43.9% of the outstanding shares and have agreed with BancGroup to vote their shares in favor of the Agreement. See "The Special Meeting." As of February 27, 1998, directors and executive officers of BancGroup beneficially owned in the aggregate 4,965,923 shares of BancGroup Common Stock representing approximately 9.88% of BancGroup's outstanding shares.

     Proxies should be returned to CNB in the envelope enclosed herewith. Shareholders of CNB submitting proxies may revoke their proxies by (i) giving notice of such revocation in writing to the Secretary of CNB at or prior to the Special Meeting, (ii) executing and delivering a proxy bearing a later date to the Secretary of CNB at or prior to the Special Meeting, or (iii) attending the Special Meeting and voting in person. Because approval of the Agreement requires the approval of at least a majority of the outstanding shares of CNB Common Stock, failure to submit a proxy or failure to vote in person at the Special Meeting will have the same effect as a negative vote. See "The Special Meeting -- Solicitation, Voting and Revocation of Proxies."

RIGHTS OF DISSENTING SHAREHOLDERS

     Holders of CNB Common Stock as of the Record Date are entitled to dissenters' rights of appraisal pursuant to Sections 607.1301, 607.1302 and
607.1320 of the Florida Business Corporation Act (the "FBCA"). The FBCA, as described in greater detail in "The Merger -- Rights of Dissenting Shareholders," permits a shareholder to dissent from the Merger and to obtain payment for the fair value of his or her shares. Such "fair value" may be determined in a judicial proceeding, the result of which cannot be predicted. Shareholders wishing to exercise dissenters' rights must follow strictly all requirements for the exercise of such rights as set forth in Sections 607.1301,
607.1302 and 607.1320 of the FBCA, a copy of which is attached as Appendix B to this Prospectus. See "The Merger -- Rights of Dissenting Shareholders." Any shareholder who properly exercises dissenters' rights and receives cash for his or her shares will encounter income tax treatment different from the tax treatment of shareholders who do not exercise dissenters' rights. See "The Merger -- Rights of Dissenting Shareholders."

CONDITIONS TO THE MERGER

     The parties' respective obligations to consummate the Merger are subject to the satisfaction (or waiver, to the extent permitted by law) of various conditions set forth in the Agreement.

     The mutual obligations of the parties to consummate the Merger are subject to the following conditions, among others: (i) the approval of the Agreement by the holders of at least a majority of the outstanding shares of CNB Common Stock; (ii) the notification to, or approval of the Merger by, the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Florida Department of Banking and Finance (the "Florida Department"), and the Office of the Comptroller of the Currency (the "OCC"), and the approval of the merger of Bank with Colonial Bank (the "Bank Merger") by the Alabama State Banking Department (the "Alabama Department") and the Federal Reserve; (iii) the absence of any pending or threatened litigation which seeks to restrain or prohibit the Merger; (iv) the consummation of the Merger on or before November 30, 1998; (v) receipt of opinions of counsel as to certain matters; and (vi) receipt of an opinion from Coopers & Lybrand L.L.P. as to certain tax matters.

     The obligation of CNB to consummate the Merger is further subject to several conditions, including: (i) the absence of any material adverse changes in the financial condition or affairs of BancGroup; and (ii) the shares of BancGroup Common Stock to be issued under the Agreement having been approved for listing on the NYSE.

     The obligations of BancGroup to consummate the Merger are subject to various conditions, including: (i) the absence of any material adverse change in the financial condition or affairs of CNB; (ii) the number of shares as to which holders of CNB Common Stock exercise dissenters' rights not exceeding 10% of the outstanding shares of CNB Common Stock; (iii) the execution and delivery by each shareholder of CNB deemed to be an "affiliate" of CNB of an agreement relating to certain restrictions on resales of BancGroup Common Stock received by such affiliates in connection with the Merger; and (iv) the receipt of a letter from Coopers & Lybrand L.L.P., BancGroup's independent accountants, to the effect that the independent accountants concur with the conclusions of BancGroup's and CNB's respective managements that no conditions exist with respect to each company which would preclude accounting for the Merger as a pooling of interests.

     Applications for appropriate regulatory approvals by the Federal Reserve and the Alabama Department were filed with such agencies on May 7, 1998. Notifications to the Federal Reserve, the Florida Department, and the OCC were also filed on this date. On June 10, 1998, the Federal Reserve approved the Bank Merger and waived the requirement that its approval of the Merger be obtained. The approval of the Alabama Department is pending. NO ASSURANCE CAN BE PROVIDED THAT THE NECESSARY SHAREHOLDER AND REGULATORY APPROVALS CAN BE OBTAINED OR THAT THE OTHER CONDITIONS PRECEDENT TO THE MERGER CAN OR WILL BE SATISFIED. BANCGROUP AND CNB ANTICIPATE THAT THE MERGER WILL BE CONSUMMATED DURING THE THIRD QUARTER OF 1998. HOWEVER, DELAYS IN THE CONSUMMATION OF THE MERGER COULD OCCUR.

     See "The Merger -- Conditions to Consummation of the Merger" and "Regulatory Approvals."

AMENDMENT OR TERMINATION OF AGREEMENT

     To the extent permitted by law, the Agreement may be amended by a subsequent writing signed by each of the parties upon the approval of the Boards of Directors of each of the parties. However, under applicable law, after adoption of the Agreement and the approval of the Merger by the holders of CNB Common Stock, no amendment decreasing the consideration to be received by CNB shareholders may be made without the further approval of such shareholders. The Agreement may be terminated at any time prior to or on the Effective Date, whether before or after adoption of the Agreement by the shareholders of CNB, by the mutual consent of the respective Boards of Directors of CNB and BancGroup or by the Board of Directors of either BancGroup or CNB under certain circumstances including, but not limited to: (i) a material breach which cannot or has not been cured within 30 days of notice of such breach being given by the non-breaching party; (ii) failure to consummate the transactions contemplated under the Agreement by November 30, 1998, provided that such failure to consummate is not caused by any breach of the Agreement by the party electing to terminate; and (iii) without further action by either party, upon the execution by CNB of a legally binding agreement between CNB and any third party with respect to any Acquisition Proposal, provided that BancGroup will have the right to demand payment of liquidated damages. See "The Merger -- Commitment with Respect to Other Offers."

COMMITMENT WITH RESPECT TO OTHER OFFERS

     The Agreement provides that, except for the transactions contemplated therein, neither CNB nor any of its affiliates or representatives may, directly or indirectly, solicit any "Acquisition Proposal" relating to CNB or the Bank. In addition, except to the extent required to comply with its fiduciary duties, the Board of Directors of CNB is prohibited from negotiating or entering into any contract relating to an Acquisition Proposal. If CNB either (i) enters into a letter of intent or definitive agreement with respect to an Acquisition Proposal before the Effective Date or termination of the Agreement in accordance with its terms (subject to certain exceptions), or (ii) receives an Acquisition Proposal before termination of the Agreement (subject to certain exceptions) and consummates the transactions contemplated by such Acquisition Proposal within 12 months of such termination of the Agreement, then CNB will pay BancGroup $1,000,000 as liquidated damages. See "The Merger -- Commitment with Respect to Other Offers."

COMPARATIVE RIGHTS OF SHAREHOLDERS

     The rights of the holders of the CNB Common Stock may be different from the rights of the holders of the BancGroup Common Stock. A discussion of these rights and a comparison thereof is set forth at "Comparative Rights of Shareholders."

FEDERAL INCOME TAX CONSEQUENCES

     No ruling with respect to the federal income tax consequences of the Merger to CNB's shareholders will be requested from the Internal Revenue Service (the "IRS"). CNB has received an opinion from Coopers & Lybrand L.L.P., that, among other things, a shareholder of CNB who exchanges shares of CNB Common Stock for BancGroup Common Stock will not recognize gain except that, shareholders of CNB will recognize gain to the extent such shareholders receive cash in lieu of fractional shares of BancGroup Common Stock. Shareholders who receive cash for their shares of CNB Common Stock upon perfection of dissenters' rights will realize gain or loss for federal income tax purposes with respect to such shares. See "Approval of the Merger -- Certain Federal Income Tax Consequences." CNB shareholders are urged to consult their own tax advisors as to the specific tax consequences of the Merger to them.

ACCOUNTING TREATMENT

     The merger of CNB into BancGroup will be treated as a "pooling-of-interests" transaction by BancGroup for accounting purposes. See "The Merger -- Accounting Treatment."

RECENT PER SHARE MARKET PRICES

     CNB. There is no established public trading market for the CNB Common Stock. The shares of CNB Common Stock are not actively traded, and such trading activity, as it occurs, takes place in privately negotiated transactions. Management of CNB is aware of certain transactions in shares of CNB that have occurred since January 1, 1996, although the trading prices of all stock transactions are not known. The following table sets forth the dividends paid on CNB Common Stock since January 1, 1996 and the trading prices for the shares of CNB Common Stock that have occurred since January 1, 1996 for transactions in which the trading prices are known to management of CNB:

                                                             PRICE PER SHARE
                                                             OF COMMON STOCK
                                                            -----------------   DIVIDENDS
                                                             HIGH       LOW     PER SHARE
                                                            -------   -------   ---------
1996
  First Quarter...........................................  $ 57.00   $ 57.00     $1.00
  Second Quarter..........................................    57.00     57.00      1.00
  Third Quarter...........................................       --        --      1.00
  Fourth Quarter..........................................    57.00     57.00      1.00
1997
  First Quarter...........................................    57.00     30.00      1.00
  Second Quarter..........................................    75.00     57.00      1.00
  Third Quarter...........................................    75.00     57.00      1.00
  Fourth Quarter..........................................   118.00    118.00      1.50
1998
  First Quarter...........................................   118.00    118.00      1.50
  Second Quarter (through June 18, 1998)..................       --        --      3.15

     BancGroup. BancGroup Common Stock is listed for trading on the NYSE under the symbol "CNB ." The following table indicates the high and low closing prices of the BancGroup Common Stock as reported on the NYSE since January 1, 1996.

                                                              PRICE PER SHARE OF
                                                                COMMON STOCK(1)
                                                              -------------------
                                                                HIGH        LOW
                                                              --------    -------
1996
  First Quarter.............................................   18 1/4     15
  Second Quarter............................................   18 1/16    15 5/8
  Third Quarter.............................................   17 15/16   15 5/8
  Fourth Quarter............................................   20 1/8     17 3/8
1997
  First Quarter.............................................   24         18 2/3
  Second Quarter............................................   24 7/8     22
  Third Quarter.............................................   29 3/16    24 1/4
  Fourth Quarter............................................   35 1/16    28 15/16
1998
  First Quarter.............................................   36 1/4     31 1/2
  Second Quarter (through June 22, 1998)....................   37 9/16    29 1/2

---------------

(1) Restated to reflect the impact of a two-for-one stock split effected in the form of a 100% stock dividend paid February 11, 1997.

     On March 26, 1998, the business day immediately prior to the public announcement of the Merger, the closing price of the BancGroup Common Stock on the NYSE was $36.00 per share. The following table presents the market value per share of BancGroup Common Stock on that date, and the market value and equivalent per share value of CNB Common Stock on that date:

                                                          BANCGROUP     CNB     EQUIVALENT
                                                           COMMON     COMMON    PRICE PER
                                                            STOCK      STOCK       CNB
                                                             (1)        (2)      SHARE(3)
                                                          ---------   -------   ----------
Comparative Market Value................................   $36.00     $118.00    $191.40

---------------

(1) Closing price as reported by the NYSE on March 26, 1998.
(2) There is no established public trading market for the shares of CNB Common Stock. The value shown is the price at which shares of CNB Common Stock were sold on January 6, 1998, and was the last sale price prior to the public announcement of the Merger on March 26, 1998, of which management of CNB is aware.
(3) The ten-day average of the closing price of BancGroup Common Stock, calculated in the same manner as the Market Value will be calculated, was $35.2125 on March 26, 1998. Therefore, if the Merger had closed on March 26, 1998, 5.4356 (191.40 divided by 35.2125) shares of BancGroup Common Stock would have been exchanged for each share of CNB Common Stock.

     See "Comparative Market Prices and Dividends."

CERTAIN LEGAL RESTRICTIONS ON ACQUISITIONS OF CONTROL

     Certain restrictions under Delaware law prevent a person who beneficially owns 15% or more of the BancGroup Common Stock from engaging in a "business combination" with BancGroup unless certain conditions are satisfied. Also, the Change in Bank Control Act of 1978 prohibits a person from acquiring "control" of BancGroup unless certain notice requirements of the Federal Reserve have been satisfied.

     BancGroup's Restated Certificate of Incorporation (the "BancGroup Certificate") and its Bylaws (the "BancGroup Bylaws") also contain provisions which may deter or prevent a takeover of BancGroup that is not supported by BancGroup's Board of Directors. These provisions include: (1) a classified board of directors, (2) supermajority voting requirements for certain "business combinations" that exceed the provisions of

Delaware law described above, (3) flexibility for the board to consider non-economic and other factors in evaluating a "business combination," (4) inability of shareholders to call special meetings and act by written consent, and (5) certain advance notice provisions for the conduct of business at shareholder meetings.

     See "BancGroup Capital Stock and Debentures" and "Comparative Rights of Shareholders."

PER SHARE DATA

     The table below presents on a per share basis the book value, cash dividends and income from continuing operations of BancGroup and CNB on a historical basis and on a pro forma equivalent basis assuming consummation of the Merger. Certain information from the table has been taken from the condensed pro forma statements of condition and income included elsewhere in this document. The table should be read in conjunction with these pro forma statements.

                                             THREE MONTHS     THREE MONTHS     YEAR     YEAR     YEAR
                                                ENDED            ENDED        ENDED    ENDED     ENDED
                                            MARCH 31, 1998   MARCH 31, 1997    1997     1996     1995
                                            --------------   --------------   ------   ------   -------
BANCGROUP -- HISTORICAL (AS RESTATED*):
Net Income
  Basic...................................      $ 0.38           $ 0.42       $ 1.77   $ 1.31   $  1.27
  Diluted.................................        0.37             0.41         1.72     1.27      1.18
Book value at end of period...............       11.88            10.64        11.52    10.23      9.38
Dividends per share:
  Common Stock............................        0.17             0.15         0.60     0.54    0.3375
  Common A(a).............................                                                       0.1125
  Common B(a).............................                                                       0.0625
CNB
Net Income
  Historical:
     Basic................................        3.32             2.30         9.97     9.52      8.62
     Diluted..............................        3.25             2.24         9.74     9.27      8.52
  Pro forma equivalent assuming completed
     combination and combination with
     CNB(b):
     Basic................................        2.31             2.56        10.72     8.04      7.64
     Diluted..............................        2.25             2.44        10.42     7.74      7.13
  Pro forma equivalent assuming completed
     combination, combination with CNB and
     other probable business
     combinations(b):
     Basic................................        2.38             2.50        10.72     7.98      7.51
     Diluted..............................        2.31             2.44        10.42     7.74      7.04
Book value at end of period
  Historical..............................       60.22            54.99        58.33    53.73     48.51
  Pro forma equivalent assuming completed
     combination, combination with
     CNB(b)...............................       72.07              N/A          N/A      N/A       N/A
  Pro forma equivalent assuming completed
     combination, combination with CNB and
     other probable business
     combinations(b)......................       70.49              N/A          N/A      N/A       N/A
Dividends per share
  Historical..............................        1.50             1.00         4.50     4.00      3.00
  Pro forma equivalent assuming completed
     combination, combination with
     CNB(c)...............................        1.04             0.91         3.65     3.29      2.74
  Pro forma equivalent assuming completed
     combination, combination with CNB and
     other probable business
     combinations(c)......................        1.04             0.91         3.65     3.29      2.74

                                             THREE MONTHS     THREE MONTHS     YEAR     YEAR     YEAR
                                                ENDED            ENDED        ENDED    ENDED     ENDED
                                            MARCH 31, 1998   MARCH 31, 1997    1997     1996     1995
                                            --------------   --------------   ------   ------   -------
BANCGROUP -- PRO FORMA COMBINED (COMPLETED
  COMBINATION AND CNB COMBINATION)
Net Income
  Basic...................................        0.38             0.42         1.76     1.32      1.25
  Diluted.................................        0.37             0.40         1.71     1.27      1.17
Book value at end of period...............       11.83              N/A          N/A      N/A       N/A
BANCGROUP -- PRO FORMA COMBINED (COMPLETED
  COMBINATION, CNB AND OTHER PROBABLE
  BUSINESS COMBINATIONS):
Net Income
  Basic...................................        0.39             0.41         1.76     1.31      1.23
  Diluted.................................        0.38             0.40         1.71     1.27      1.16
Book value at end of period...............       11.57              N/A          N/A      N/A       N/A

---------------

* Restated to give retroactive effect to the February 1998 pooling-of-interests business combinations with United American Holding Corporation, First Central Bank and South Florida Banking Corp.

N/A Not applicable due to pro forma balance sheet being presented only at March 31, 1998 which assumes the transaction consummated on the latest balance sheet date in accordance with Rule 11.02(b) of Regulation S-X.
(a) Before February 21, 1995, BancGroup had two classes of common stock outstanding, Class A and Class B. Class B was not publicly traded. Class A was traded on the Nasdaq National Market System under the symbol of "CLBGA" until February 24, 1995. On February 21, 1995, the Class A and Class B common stock were reclassified into the BancGroup Common Stock. Trading on the NYSE commenced on February 24, 1995.
(b) Pro forma equivalent per share amounts are calculated by multiplying the pro forma combined total income per share and the pro forma combined total book value per share of BancGroup by the conversion ratio so that the per share amounts are equated to the respective values for one share of CNB. For these pro forma equivalent per share amounts, a 6.0907 BancGroup common stock conversion ratio is utilized.
(c) Pro forma equivalent dividends per share are shown at BancGroup's Common Stock dividend per share rate multiplied by the 6.0907 conversion ratio per share of CNB Common Stock (see note (b)). BancGroup presently contemplates that dividends will be declared in the future. However, the payment of cash dividends is subject to BancGroup's actual results of operations as well as certain other internal and external factors. Accordingly, there is no assurance that cash dividends will either be declared and paid in the future, or, if declared and paid, that such dividends will approximate the pro forma amounts indicated.

                              THE SPECIAL MEETING

GENERAL

     This Prospectus is being furnished to the shareholders of CNB in connection with the solicitation of proxies by the Board of Directors of CNB for use at the Special Meeting and at any adjournments or postponements thereof. The purpose of the Special Meeting is to consider and vote upon the Agreement which provides for the proposed Merger of CNB with and into BancGroup. BancGroup will be the surviving corporation in the Merger.

     THE BOARD OF DIRECTORS OF CNB BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF CNB SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE AGREEMENT (ITEM 1 ON THE PROXY CARD).

     This Prospectus is also furnished by BancGroup in connection with the offer of shares of BancGroup Common Stock to be issued in the Merger. No vote of BancGroup shareholders is required to approve the Merger.

RECORD DATE; SHARES ENTITLED TO VOTE; VOTE REQUIRED FOR THE MERGER

     The Board of Directors of CNB has fixed the close of business on June 22, 1998, as the Record Date for determination of shareholders entitled to vote at the Special Meeting. There were 63 record holders of CNB Common Stock and 145,418 shares of CNB Common Stock outstanding, each entitled to one vote per share, as of the Record Date. CNB is obligated to issue up to an additional 4,495 shares of CNB Common Stock upon the exercise of outstanding CNB Options.

     The presence at the Special Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of CNB Common Stock on the Record Date is necessary to constitute a quorum for the transaction of business at the Special Meeting. In the absence of a quorum, the Special Meeting may be postponed from time to time until CNB shareholders holding the requisite number of shares of CNB Common Stock are represented in person or by proxy. If a quorum is present, the affirmative vote of the holders of at least a majority of the outstanding shares of CNB Common Stock, whether or not present or represented at the Special Meeting, is required to approve the Agreement. Broker non-votes and abstentions will not be counted as votes cast "FOR" or "AGAINST" the proposal to approve the Agreement, and, as a result, such non-votes will have the same effect as votes cast "AGAINST" the Agreement. Each holder of record of shares of CNB Common Stock is entitled to cast, for each share registered in his or her name, one vote on the Agreement as well as on each other matter presented to a vote of shareholders at the Special Meeting.

     As of the Record Date, directors of CNB and holders of 5% or more of the outstanding CNB Common Stock owned 63,844 shares of CNB Common Stock representing approximately 43.9% of the outstanding shares. These individuals have agreed with BancGroup to vote their shares in favor of the Merger.

     If the Agreement is approved at the Special Meeting, CNB is expected to merge with and into BancGroup promptly after the other conditions to the Agreement are satisfied. See "The Merger -- Conditions of Consummation of the Merger."

     THE BOARD OF DIRECTORS OF CNB URGES THE SHAREHOLDERS OF CNB TO EXECUTE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE AND UNANIMOUSLY RECOMMENDS THAT THE SHARES REPRESENTED BY THE PROXY BE VOTED IN FAVOR OF THE AGREEMENT.

SOLICITATION, VOTING AND REVOCATION OF PROXIES

     In addition to soliciting proxies by mail, directors, officers and other employees of CNB, without receiving special compensation therefor, may solicit proxies from CNB's shareholders by telephone, by telegram or in person. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries, if any, to forward solicitation materials to any beneficial owners of shares of CNB Common Stock.

     CNB will bear the cost of assembling and mailing this Prospectus and other materials furnished to shareholders of CNB. It will also pay all other expenses of solicitation, including the expenses of brokers, custodians, nominees, and other fiduciaries who, at the request of CNB, mail material to, or otherwise communicate with, beneficial owners of the shares held by them. BancGroup will pay all expenses incident to the registration of the BancGroup Common Stock to be issued in connection with the Merger.

     Shares of CNB Common Stock represented by a proxy properly signed and received at or prior to the Special Meeting, unless properly revoked, will be voted in accordance with the instructions on the proxy. If a proxy is signed and returned without any voting instructions, shares of CNB Common Stock represented by the proxy will be voted "FOR" the proposal to approve the Agreement and in accordance with the determination of the majority of the Board of Directors of CNB as to any other matter which may properly come before the Special Meeting, including any adjournment or postponement thereof. A shareholder may revoke any proxy given pursuant to this solicitation by: (i) delivering to the Secretary of CNB, prior to or at the Special Meeting, a written notice revoking the proxy;
(ii) delivering to the Secretary of CNB, at or prior to the Special Meeting, a duly executed proxy relating to the same shares and bearing a later date; or
(iii) voting in person at the Special Meeting. Attendance at the Special Meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communications with respect to the revocation of CNB's proxies should be addressed to:

                              CNB Holding Company
                       1899 South Clyde Morris Boulevard
                          Daytona Beach, Florida 32119
      Attention: Raymond R. Thomas, President and Chief Executive Officer

     Proxies marked as abstentions and shares held in street name which have been designated by brokers on proxy cards as not voted will not be counted as votes cast. Such proxies will, however, be counted for purposes of determining whether a quorum is present at the Special Meeting.

     The Board of Directors of CNB is not aware of any business to be acted upon at the Special Meeting other than consideration of the Agreement and the Merger described herein. If, however, other matters are properly brought before the Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have the discretion to vote or act on such matters according to their best judgment. Proxies voted in favor of the approval of the Agreement, or proxies as to which no voting instructions are given, will be voted to adjourn the Special Meeting, if necessary, in order to solicit additional proxies in favor of the approval of the Agreement. Proxies voted against the approval of the Agreement and abstentions will not be voted for an adjournment. See "Adjournment of the Special Meeting."

EFFECT OF MERGER ON OUTSTANDING BANCGROUP COMMON STOCK

     Assuming that no dissenters' rights of appraisal are exercised in the Merger, that 4,495 CNB Options are exercised prior to the Effective Date, that no CNB Options are exchanged in the Cashless Exchange, and the Market Value of BancGroup Common Stock is $40.75 (the maximum Market Value allowable under the Agreement) on the Effective Date (as of June 22, 1998, the Market Value was $31.425), BancGroup will issue 913,074 shares of BancGroup Common Stock to the shareholders of CNB pursuant to the Merger. Based on those assumptions, the 913,074 shares of BancGroup Common Stock will represent approximately 1.8% of the total number of shares of BancGroup Common Stock outstanding following the Merger, not counting any additional shares BancGroup may issue, including shares to be issued pursuant to other pending acquisitions.

                                   THE MERGER

     The following sets forth a summary of the material provisions of the Agreement and the transactions contemplated thereby. The description does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Appendix A, and certain provisions of Florida law relating to the rights of dissenting shareholders, a copy of which is attached hereto as Appendix B. All CNB shareholders are urged to read the Agreement and the Appendices in their entirety.

GENERAL

     The Agreement provides that, subject to approval by the shareholders of CNB, receipt of necessary regulatory approvals and satisfaction of certain other conditions described below at "Conditions to Consummation of the Merger," CNB will merge with and into BancGroup. Upon completion of the Merger, the corporate existence of CNB will cease, and BancGroup will succeed to the business formerly conducted by CNB.

BACKGROUND OF THE MERGER

     In early January, 1998, Raymond R. Thomas (President and Chief Executive Officer of CNB) was contacted by a representative of BancGroup who indicated that he would like to arrange for a meeting to discuss BancGroup and CNB. The representative and Mr. Thomas met on January 12, 1998. The representative advised Mr. Thomas that BancGroup would be interested in discussing a possible merger transaction between BancGroup and CNB. Mr. Thomas advised the representative that he would discuss the matter with the CNB Board of Directors at their January 20, 1998 meeting.

     On January 20, 1998, the CNB Board met to discuss Mr. Thomas' discussion with the BancGroup representative. As a part of this discussion, the CNB Board instructed Mr. Thomas to advise BancGroup that the Board would be interested in pursuing discussions with BancGroup if a transaction with BancGroup would approximate value to CNB shareholders in certain specified ranges.

     On January 21, 1998, the BancGroup represented advised Mr. Thomas that the ranges of value previously determined by the CNB Board could be obtainable in a transaction with BancGroup, and that CNB would be contacted for further discussion by Mr. Charles W. Brinkley, Jr. (Executive Vice President of Colonial Bank Central Florida).

     On February 12, 1998, Mr. Brinkley called Mr. Thomas to arrange a meeting where representatives of BancGroup could present to the CNB Board information regarding BancGroup and its interest in acquiring CNB. On February 19, 1998, the CNB Board met with the following representatives of BancGroup: Robert E. Lowder, (Chairman and Chief Executive Officer of BancGroup), P. L. "Mac" McLeod, Jr. (President of BancGroup), W. Flake Oakley IV (Executive Vice President and Chief Financial Officer of BancGroup), Mr. Brinkley and Mr. Arthur Barksdale (Senior Lending Officer of Colonial Bank Central Florida). At the meeting, the BancGroup representatives and the CNB Board and reviewed, among other things, the history and prospects of BancGroup, and general parameters relating to the terms of a possible merger transaction between CNB and BancGroup.

     On February 25, 1998, George C. Scott (a director of CNB) met with H.E. Davis (President of Colonial Bank Central Florida), James L. Hewitt (Chairman of the Board and Chief Executive Officer of Colonial Bank Central Florida), and J. Donald Prewitt (a director of BancGroup). During the meeting, the BancGroup representatives discussed a range of value of $28 million to CNB shareholders in an acquisition transaction with BancGroup and Mr. Scott discussed a value range of $29 million. The parties concurred that a price range of $28.5 million in a transaction between CNB and BancGroup would be presented for consideration by the CNB Board.

     At a special meeting of the CNB Board of Directors on February 26, 1998, Mr. Scott reported the results of his meeting with Messrs. Hewitt, Davis, and Prewitt, the $28 million and $29 million ranges discussed, and the $28.5 million amount considered by the participants at the end of the meeting. Also on February 26, 1998, a letter and a non-binding proposal was received by BancGroup and considered by the CNB Board. The proposal indicated, among other things, that BancGroup was interested in pursuing a merger transaction with CNB in which CNB shareholders would receive value of $191.40 per share of CNB Common Stock payable in shares of BancGroup Common Stock, subject to certain adjustments and conditions. The CNB Board authorized a committee of directors comprised of Edward F. Simpson and George C. Scott, with the assistance of Dennis E. Brinn (Executive Vice President of CNB), to conduct a review of the BancGroup proposal. Among other things, the Committee contacted certain regional banks in CNB's market area. The contacts by the Committee indicated that the price range offered by BancGroup was in excess of those that might be offered by certain other regional financial institutions operating in CNB's market area.

     Thereafter, the Board Committee and CNB's legal counsel contacted BancGroup to proceed with the preparation and negotiation of the Agreement for review and consideration by the CNB Board.

     On March 3, 1998 BancGroup forwarded to CNB a draft of a proposed definitive agreement. At a March 9, 1998 special meeting of the CNB Board, Mr. Simpson discussed issues relating to the draft of the Agreement as discussed previously with CNB's legal counsel. After additional discussion by the CNB directors of the terms and conditions of a proposed transaction with BancGroup, the CNB Board authorized BancGroup to begin a due diligence review of CNB. The CNB Board also authorized representatives of CNB to continue discussions and negotiations with BancGroup regarding the terms of a proposed definitive agreement with BancGroup.

     On March 10, 1998 to March 11, 1998, representatives of BancGroup conducted a due diligence review of CNB, following the signing by CNB and BancGroup of a confidentiality agreement. From March 9, 1998 to March 25, 1998, representatives of BancGroup and representatives of CNB negotiated the terms, and exchanged drafts, of the Agreement.

     On March 25, 1998, a special meeting of CNB's Board of Directors was held, in which CNB's legal counsel participated. During this meeting, legal counsel reviewed generally for CNB's Directors the fiduciary obligations of directors in mergers of financial institutions. Following discussion and review by CNB's Board of Directors of the terms and conditions of the Agreement, the Merger, and related information and issues, the Board of Directors unanimously approved the Agreement and the transactions contemplated thereby. BancGroup and CNB signed the Agreement as of March 26, 1998.

CNB'S BOARD OF DIRECTOR'S REASONS FOR APPROVING THE MERGER

     CNB's Board of Directors believes that the Merger is in the best interests of CNB and its shareholders. The Board of Directors of CNB considered a number of factors in deciding to approve and recommend the terms of the Agreement to CNB shareholders, including the terms of the proposed transaction; the financial condition, results of operations, and future prospects of CNB; the value of the consideration to be received by CNB shareholders relative to the book value and earnings per share of CNB Common Stock; the competitive and regulatory environment for financial institutions generally; the fact that the Merger will enable CNB shareholders to exchange their shares of CNB Common Stock (for which there is no established public trading market) for shares of common stock of a larger and more diversified entity, the stock of which is more widely held and more actively traded; that the Merger will enable CNB shareholders to hold stock in a financial institution that has historically paid cash dividends for a longer term to its shareholders as compared to CNB; the likelihood of receiving the requisite regulatory approvals; that it is expected that the Merger will be a tax-free transaction (except in respect of cash received for CNB Common Stock) for federal income tax purposes; and other information. The foregoing discussion of the information and factors considered by the CNB Board of Directors is not intended to be exhaustive of the factors considered by the Board of Directors. The CNB Board of Directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given different weights to different factors.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF CNB

     The Board of Directors of CNB has determined that the Merger is in the best interest of CNB shareholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE

SHAREHOLDERS OF CNB VOTE IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AND THE AGREEMENT.

BANCGROUP'S REASONS FOR THE MERGER

     The Board of Directors of BancGroup has unanimously approved the Merger and the Agreement. BancGroup has been seeking to expand its banking operations in the state of Florida. BancGroup currently operates a commercial bank with branches in the Orlando, Ormond Beach, Tampa, Ft. Myers, Winter Haven, West Palm Beach, Miami, Miami Beach, Bonita Springs and St. Petersburg. The Board of Directors of BancGroup believes that the combination with CNB and the Bank is consistent with that expansion strategy.

     In approving the Merger and the Agreement, the Board of Directors of BancGroup took into account: (i) the financial performance and condition of CNB, including its capital and asset quality; (ii) similarities in the philosophies of BancGroup and CNB, including CNB's commitment to delivering high quality personalized financial services to its customers; and (iii) CNB's management's knowledge of, and experience in, the East-coast Florida market.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     As of the date of this Prospectus, CNB had granted options (the "CNB Options") which entitle the holders thereof to acquire up to 4,495 shares of CNB Common Stock. Subject to terms of the CNB stock option plan under which such options were issued, the Agreement provides that, no later than five days prior to the Effective Date, the holders of CNB Options that have vested for such holders may provide written notice to CNB (in form and substance reasonably satisfactory to BancGroup) that they wish to surrender their CNB Options to BancGroup, effective at the Effective Date and to receive in exchange therefor an amount of BancGroup Common Stock equal in value to the difference between (i) the total value of the shares of BancGroup Common Stock to be issued pursuant to such CNB Options (based upon the number of shares of BancGroup Common Stock issuable pursuant to the CNB Options multiplied by the Market Value) and (ii) the aggregate exercise price of such CNB Options at the Effective Date, divided by the Market Value (the "Cashless Exchange"). No fractions of shares will be issued and fractions will be paid in cash at the Market Value. Any CNB Options that have not vested at the Effective Date will terminate. See "The
Merger -- Interest of Certain Persons in the Merger -- Treatment of CNB
Options."

     Employees. On the Effective Date, BancGroup anticipates that Colonial Bank will enter into an employment agreement with Dennis Brinn and a consulting agreement with Ray Thomas. Mr. Brinn's employment agreement is expected to provide that he will serve as an Executive Vice President of Colonial Bank in Volusia County for an annual salary of $94,300. Mr. Thomas' consulting agreement is expected to provide that he will consult with Colonial Bank to develop its business in the Volusia County market area for an annual compensation of $112,000. Both agreements are expected to provide for terms of one year, for severance benefits, and for non-competition agreements providing that Mr. Brinn and Mr. Thomas will not compete with Colonial Bank or BancGroup in Volusia and adjoining counties during the terms of the agreements.

     BancGroup and each of six key employees of CNB or the Bank, have agreed to enter into non-competition agreements on or before the Effective Date. The agreements will provide that such key employees will not compete with BancGroup for a period of at least one year from the Effective Date, if he or she voluntarily terminates his or her employment with BancGroup or Colonial Bank and, at the time of such termination, his or her salary is substantially equivalent to what it was on the Effective Date. The key employees will receive aggregate consideration of $183,000 in exchange for the agreement not to compete.

     On the Effective Date, and subject to the non-competition agreements described above, all employees of CNB will, at BancGroup's option, either become employees of BancGroup or its subsidiaries or be entitled to severance benefits in accordance with Colonial Bank's severance policy as of the date of the Agreement. All employees of CNB who become employees of BancGroup or its subsidiaries on the Effective Date will be entitled, to the extent permitted by applicable law, to participate in all benefit plans of BancGroup to the same extent as BancGroup's employees.

     Directors. BancGroup and each of the non-employee directors of CNB have entered into non-competition agreements that provide that such individuals will not compete with BancGroup in Volusia and Flagler Counties for a period of one year following the Effective Date.

     Indemnification. Under the Agreement, BancGroup has agreed for a period of five years to indemnify the directors and executive officers of CNB against certain claims and liabilities arising out of or pertaining to matters existing or occurring at or prior to the Effective Date, to the extent that CNB would have been authorized under Florida law, or under its Articles of Incorporation or Bylaws, to indemnify such persons.

CONVERSION OF CNB COMMON STOCK

     On the Effective Date, each share of CNB Common Stock outstanding and held by CNB's shareholders (except shares as to which dissenters' rights are perfected) will be converted by operation of law and without any action by any holder thereof into shares of BancGroup Common Stock. The number of shares or fractions of a share of BancGroup Common Stock into which each outstanding share of CNB Common Stock on the Effective Date will be converted, will be equal to $191.40 divided by the Market Value. The Market Value will be the average of the closing prices of the BancGroup Common Stock as reported by the NYSE on each of the ten consecutive trading days ending on the trading day five calendar days immediately preceding the Effective Date, provided that the Market Value will not be less than $30.12 or more than $40.75, regardless of the actual market value as calculated. Accordingly, based upon the 145,418 shares of CNB Common Stock outstanding as of the March 26, 1998 date of the Agreement, that no outstanding options to acquire CNB Common Stock are exercised before the Effective Date, and assuming no holders of CNB Common Stock exercise dissenters' rights of appraisal in the Merger, the maximum number of shares of BancGroup Common Stock that may be issued in the Merger will be 924,071 (based upon a minimum Market Value of $30.12) and the minimum number of shares of BancGroup Common Stock that may be issued in the Merger will be 683,019 (based upon a maximum Market Value of $40.75). The number of shares of BancGroup Common Stock to be issued in the Merger will increase proportionally with each share of CNB Common Stock issued pursuant to the exercise, before the Effective Date, of the CNB Options. The number of shares of BancGroup Common Stock to be issued in the Merger will increase further depending on the extent to which holders of CNB Options elect to exercise their rights under the Cashless Exchange. See "Interests of Certain Persons in the Merger -- Treatment of CNB Options."

     No fractional shares of BancGroup Common Stock will be issued in connection with the Merger. Each shareholder of CNB otherwise entitled to receive a fractional share of BancGroup Common Stock will receive instead a cash payment (without interest) equal to such fractional interest multiplied by the Market Value.

     As an example, if the Market Value is $31.425 (which was the Market Value calculated as of June 22, 1998) then each share of CNB Common Stock will be converted on the Effective Date into 6.0907 shares of BancGroup Common Stock (i.e., $191.40 divided by $31.425). As a result, a shareholder of CNB who owns 500 shares of CNB Common Stock would receive 3,045 shares of BancGroup Common Stock ($191.40 / $31.425 multiplied by 500) with the .35 of a share paid in cash equal to $11.00 (.35 X $31.425). Subject to the maximum and minimum Market Values of $40.75 and $30.12, as the Market Value of the BancGroup Common Stock rises, the number of shares of BancGroup Common Stock to be issued in the Merger will decrease, and as the Market Value falls, the number of such shares to be issued will increase.

     The closing sales price on the NYSE of the BancGroup Common Stock on June 22, 1998 was $30.125 per share. Shareholders are advised to obtain current market quotations for BancGroup Common Stock. The market price of BancGroup Common Stock at the Effective Date, or on the date on which certificates representing such shares are received by CNB shareholders, may be higher or lower than the market price of BancGroup Common Stock as of the Record Date or at the time of the Special Meeting.

     The Agreement provides that if, prior to the Effective Date, BancGroup Common Stock is changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the BancGroup Common Stock, an appropriate and proportionate adjustment will be made in the number of shares of BancGroup Common Stock into which the CNB Common Stock will be converted in the Merger.

     For a description of the Cashless Exchange of CNB Options, see "-- Interest of Certain Persons in the Merger -- Treatment of CNB Options."

SURRENDER OF CNB COMMON STOCK CERTIFICATES

     On the Effective Date and subject to the conditions described at "Conditions to Consummation of the Merger," CNB's shareholders (except those shareholders who perfect dissenters' rights under applicable law) will automatically, and without further action by such shareholders or by BancGroup, become owners of BancGroup Common Stock, as described herein. Outstanding certificates representing shares of the CNB Common Stock will represent shares of BancGroup Common Stock. Thereafter, upon surrender of the certificates formerly representing shares of CNB Common Stock, the holders will be entitled to receive certificates for the BancGroup Common Stock. Dividends on the shares of BancGroup Common Stock will accumulate without interest and will not be distributed to any former shareholder of CNB unless and until such shareholder surrenders for cancellation his certificate for CNB Common Stock. SunTrust Bank, Atlanta, Atlanta, Georgia, transfer agent for BancGroup Common Stock, will act as the Exchange Agent with respect to the shares of CNB Common Stock surrendered in connection with the Merger. The Exchange Agent will mail a detailed explanation of these arrangements to CNB shareholders promptly following the Effective Date. STOCK CERTIFICATES SHOULD NOT BE SENT TO THE EXCHANGE AGENT UNTIL SUCH NOTICE IS RECEIVED.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Merger is intended to qualify as a "reorganization" for federal income tax purposes under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"). The obligation of each of CNB and BancGroup to consummate the Merger is conditioned on the receipt of an opinion from Coopers & Lybrand L.L.P., BancGroup's independent public accountant, to the effect that the Merger will constitute such a reorganization. The opinion has been delivered to BancGroup. In delivering its opinion, Coopers & Lybrand L.L.P., has received and relied upon certain representations contained in certificates of officers of BancGroup and CNB and certain other information, data, documentation and other materials as it deemed necessary. The tax opinion is based upon customary assumptions contained therein, including the assumption that CNB has no knowledge of any plan or intention on the part of the CNB shareholders to sell or dispose of BancGroup Common Stock that would reduce their holdings to the number of shares having in the aggregate a fair market value of less than 50% of the total fair market value of the CNB Common Stock outstanding immediately upon consummation of the Merger.

     Neither CNB nor BancGroup intends to seek a ruling from the IRS as to the federal income tax consequences of the Merger. CNB's shareholders should be aware that the opinion will not be binding on the IRS or the courts. CNB's shareholders also should be aware that some of the tax consequences of the Merger are governed by provisions of the Code as to which there are no final regulations and little or no judicial or administrative guidance. There can be no assurance that future legislation, administrative rulings, or court decisions will not adversely affect the accuracy of the statements contained herein.

     The tax opinion states that, provided the assumptions stated therein are satisfied, the Merger will constitute a reorganization as defined in Section 368(a) of the Code, and the following federal income tax consequences will result to CNB's shareholders who exchange their shares of CNB Common Stock for shares of BancGroup Common Stock:

          (i) No gain or loss will be recognized by CNB's shareholders on the exchange of shares of CNB Common Stock for shares of BancGroup Common Stock;

          (ii) The aggregate basis of BancGroup Common Stock received by each CNB shareholder (including any fractional shares of BancGroup Common Stock deemed received, but not actually received), will be the same as the aggregate tax basis of the shares of CNB Common Stock surrendered in exchange therefor;

          (iii) The holding period of the shares of BancGroup Common Stock received by each CNB shareholder will include the period during which the shares of CNB Common Stock exchanged therefor were held, provided that the shares of CNB Common Stock were a capital asset in the holder's hands as of the Effective Date;

          (iv) Cash payments received by each CNB shareholder in lieu of a fractional share of BancGroup Common Stock will be treated for federal income tax purposes as if the fractional share had been issued in the exchange and then redeemed by BancGroup. Gain or loss will be recognized on the redemption of the fractional share and generally will be capital gain or loss if the CNB Common Stock is a capital asset in the hands of the holder;

          (v) No gain or loss will be recognized by CNB upon the transfer of its assets and liabilities to BancGroup. No gain or loss will be recognized by BancGroup upon the receipt of the assets and liabilities of CNB;

          (vi) The basis of the assets of CNB acquired by BancGroup will be the same as the basis of the assets in the hands of CNB immediately prior to the Merger;

          (vii) The holding period of the assets of CNB in the hands of BancGroup will include the period during which such assets were held by CNB;

          (viii) The Cashless Exchange will result in the CNB Option holders recognizing ordinary income equal to the fair market value of BancGroup stock received in the exchange; and

          (ix) A CNB shareholder who dissents and receives only cash pursuant to dissenters, rights will recognize gain or loss. Such gain or loss will, in general, be treated as capital gain or loss, measured by the difference between the amount of cash received and the tax basis of the shares of CNB Common Stock converted, if the shares of CNB Common Stock were held as capital assets. However, a CNB shareholder who receives only cash may need to consider the effects of Section 302 and 318 of the Code in determining the federal income tax consequences of the transaction.

     Each CNB shareholder will be required to report on such shareholder's federal income tax return for the fiscal year of such shareholder in which the Merger occurs that such shareholder has received BancGroup Common Stock in a reorganization.

     THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THE SHAREHOLDERS OF CNB, TO CNB AND TO BANCGROUP AND DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF ALL POTENTIAL TAX EFFECTS OF THE MERGER. THE DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN FEDERAL INCOME TAX LAWS, SUCH AS DEALERS IN SECURITIES, BANKS, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, NON-UNITED STATES PERSONS, STOCKHOLDERS WHO DO NOT HOLD THEIR SHARES OF CNB COMMON STOCK AS "CAPITAL ASSETS" WITHIN THE MEANING OF SECTION 1221 OF THE CODE, AND SHAREHOLDERS WHO ACQUIRED THEIR SHARES OF CNB COMMON STOCK PURSUANT TO THE EXERCISE OF OPTIONS OR OTHERWISE AS COMPENSATION, NOR ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION. THE DISCUSSION IS BASED UPON THE CODE, TREASURY REGULATIONS THEREUNDER AND ADMINISTRATIVE RULINGS AND COURT DECISIONS AS OF THE DATE HEREOF. ALL OF THE FOREGOING IS SUBJECT TO CHANGE, AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. CNB SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO THEM.

OTHER POSSIBLE CONSEQUENCES

     If the Merger is consummated, the shareholders of CNB, a Florida corporation, will become shareholders of BancGroup, a Delaware business corporation. For a discussion of the differences, if any, in the rights, preferences, and privileges attaching to CNB Common Stock as compared with BancGroup Common Stock, see "Comparative Rights of Stockholders."

CONDITIONS TO CONSUMMATION OF THE MERGER

     The parties' respective obligations to consummate the Merger are subject to the satisfaction (or waiver, to the extent permitted by law) of various conditions set forth in the Agreement.

     The obligations of CNB and BancGroup to consummate the Merger are conditioned upon, among other things, (i) the approval of the Agreement by the holders of at least a majority of the outstanding shares of CNB Common Stock;
(ii) the notification to, or approval of the Merger by, the Federal Reserve and the Florida Department and approval of the Bank Merger by the Alabama Department and the Federal Reserve; (iii) the absence of pending or threatened litigation with a view to restraining or prohibiting consummation of the Merger or to obtain divestiture, rescission or damages in connection with the Merger; (iv) the absence of any investigation by any governmental agency which might result in any such proceeding; (v) consummation of the Merger no later than November 30, 1998; and (vi) receipt of opinions of counsel regarding certain matters.

     The obligation of CNB to consummate the Merger is further subject to several other conditions, including: (i) the absence of any material adverse change in the financial condition or affairs of BancGroup; (ii) the shares of BancGroup Common Stock to be issued under the Agreement shall have been approved for listing on the NYSE; and (iii) the accuracy in all material respects of the representations and warranties of BancGroup contained in the Agreement and the performance by BancGroup of all of its covenants and agreements under the Agreement.

     The obligation of BancGroup to consummate the Merger is subject to several other conditions, including: (i) the absence of any material adverse change in the financial condition or affairs of CNB; (ii) the number of shares as to which holders of CNB Common Stock exercise dissenters' rights not exceeding 10% of the outstanding shares of CNB Common Stock; (iii) the receipt of a letter from Coopers & Lybrand L.L.P. concurring with the conclusions of BancGroup's and CNB's management that no conditions exist with respect to each company which would preclude accounting for the Merger as a pooling of interests; (iv) the accuracy in all material respects of the representations and warranties of CNB contained in the Agreement, and the performance by CNB of all of its covenants and agreements under the Agreement; and (v) the receipt by BancGroup of certain undertakings from holders of CNB Common Stock who may be deemed to be "affiliates" of CNB pursuant to the rules of the Commission.

     It is anticipated that the foregoing conditions, as well as certain other conditions contained in the Agreement, such as the receipt of certificates of officers of each party as to compliance with the Agreement and satisfaction of each party of all representations, warranties and covenants, will be satisfied. The Agreement provides that each of CNB and BancGroup may waive all conditions to its respective obligation to consummate the Merger, other than the receipt of the requisite approvals of regulatory authorities and approval of the Agreement by the shareholders of CNB. In making any decision regarding a waiver of one or more conditions to consummation of the Merger or an amendment of the Agreement, the Boards of Directors of CNB and BancGroup would be subject to the fiduciary duty standards imposed upon such boards by relevant law that would require such boards to act in the best interests of their respective shareholders.

AMENDMENT OR TERMINATION OF AGREEMENT

     To the extent permitted by law, the Agreement may be amended by a subsequent writing signed by each of the parties upon the approval of the Boards of Directors of each of the parties. However, under applicable law after adoption of the Agreement and the approval of Merger by the holders of CNB Common Stock, no amendment decreasing the consideration to be received by CNB shareholders may be made without the further approval of such shareholders. The Agreement may be terminated at any time prior to or on the Effective Date, whether before or after adoption of the Agreement by the shareholders of CNB, by the mutual consent of the respective Boards of Directors of CNB and BancGroup or by the Board of Directors of either BancGroup or CNB under certain circumstances including, but not limited to: (i) a material breach which cannot or has not been cured within 30 days of notice of such breach being given by the non-breaching party; (ii) failure to consummate the transactions contemplated under the Agreement by November 30, 1998, provided that such failure to consummate is not caused by any breach of the Agreement by the party electing to terminate; and (iii) without further action by either party, upon the execution by CNB of a legally binding agreement between CNB and any third party with respect to any Acquisition Proposal, provided that BancGroup will have the right to demand payment of liquidated damages. See "-- Commitment with Respect to Other Offers."

REGULATORY APPROVALS

     Prior to the Merger, a notification of the Merger will be provided to the Federal Reserve pursuant to Section 3 of the BHCA and the regulations promulgated pursuant thereto. It is contemplated that the Merger will occur simultaneously with the Bank Merger. The approval of the Federal Reserve and the Alabama Department must be obtained prior to consummation of the Bank Merger. In addition, notification of the Bank Merger must be filed with the OCC and the Florida Department. Applications were filed with the Federal Reserve and the Alabama Department, and notifications were filed with the OCC and the Florida Department, on May 7, 1998. The regulatory approval process is expected to take approximately two months from this date.

     Federal Reserve Approval. Under limited circumstances, approval of the Merger by the Federal Reserve under Section 3 of the BHCA is not required. More specifically, the Merger would not require Federal Reserve approval if: (1) Bank is merged into a BancGroup bank subsidiary simultaneously with the Merger; (2) Bank's merger into a BancGroup bank subsidiary requires the prior approval of a federal supervisory agency under the Bank Merger Act; (3) the transaction does not involve an acquisition subject to Section 4 of the BHCA; (4) both before and after the transaction, BancGroup meets the Federal Reserve's capital adequacy guidelines; and (5) BancGroup provides written notice of the transaction to the Federal Reserve at least ten days prior to the transaction, and during that period, the Federal Reserve does not require an application under Section 3 of the BHCA. On June 10, 1998, the Federal Reserve waived the Section 3 application requirement and the Federal Reserve's prior approval of the Merger under Section 3 of the BHCA will not be required.

     Pursuant to Section 18(c) of the Federal Deposit Insurance Act (the "Bank Merger Act"), the Federal Reserve's approval must be obtained prior to the Bank Merger. The Federal Reserve is prohibited from approving the Bank Merger if it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. In addition, the Federal Reserve is prohibited from approving the Bank Merger if its effect, in any section of the country, would be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint or trade, unless it finds that the anti-competitive effects of the Bank Merger are clearly outweighed in the public interest by the probable effect of the Bank Merger in meeting the convenience and needs of the community to be served. The Federal Reserve is required to take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions, and the convenience and needs of the community to be served.

     In that the Bank Merger constitutes an interstate bank merger, certain additional requirements are applicable to the Bank Merger. For example, the Federal Reserve is prohibited from approving the Bank Merger if the bank resulting from the Bank Merger, including all insured depository institutions which are affiliates of such resulting bank, upon consummation of the transaction, would control more than 10% of the total amount of deposits of insured depository institutions in the United States. The Federal Reserve is also prohibited from approving the Bank Merger if either party to the Bank Merger has a branch in any state in which any other bank involved in the Bank Merger has a branch, and the resulting bank, upon consummation of the Bank Merger, would control 30% or more of the total amount of deposits or insured depository institutions in any such state. Finally, the Federal Reserve may approve the interstate bank merger only if each bank involved in the transaction is adequately capitalized as of the date the application is filed, and the Federal Reserve determines that the resulting bank will continue to be adequately capitalized and adequately managed upon consummation of the Bank Merger.

     The Bank Merger Act imposes a waiting period which prohibits consummation of the Bank Merger, in ordinary circumstances, for a period ranging from 15-30 days following the Federal Reserve's approval of the Bank Merger. During such period, the United States Department of Justice, should it object to the Merger for antitrust reasons, may challenge the consummation of the Merger.

     On June 10, 1998, the Federal Reserve approved the Bank Merger.

     Alabama State Banking Department Approval. The Bank Merger must be approved by the Alabama Department pursuant to applicable provisions of the Alabama Banking Code. If the Superintendent of the Alabama Department finds that
(1) the proposed transaction will not be detrimental to the safety and soundness of the bank resulting from the Bank Merger, (2) any new officers and directors of the resulting bank are qualified by character, experience, and financial responsibility to direct and manage the resulting bank, and (3) the proposed Bank Merger is consistent with the convenience and needs of the communities to be served by the resulting bank in the State of Alabama and is otherwise in the public interest, the Bank Merger shall be approved by the Superintendent.

     The Agreement provides that the obligation of each of the BancGroup and CNB to consummate the Merger is conditioned upon the receipt of all necessary regulatory approvals. There can be no assurance that the applications necessary for BancGroup to consummate the Merger with CNB will be approved, and, if such approvals are received, that such approvals will not be conditioned upon terms and conditions that would cause the parties to abandon the Merger.

     Any approval received from bank regulatory agencies reflects only their view that the Merger does not contravene applicable competitive standards imposed by law, and that the Merger is consistent with regulatory policies relating to safety and soundness. THE APPROVAL OF THE BANK REGULATORY AGENCIES IS NOT AN ENDORSEMENT OR RECOMMENDATION OF THE MERGER.

     BancGroup is not aware of any governmental approvals or actions that may be required for consummation of the Merger except for the Federal Reserve, Alabama Department and Florida Department approvals described above. Should any such approval or action be required, it is presently contemplated that such approval or action would be sought.

CONDUCT OF BUSINESS PENDING THE MERGER

     The Agreement contains certain restrictions on the conduct of the business of CNB pending consummation of the Merger. The Agreement prohibits CNB from taking, without the prior written consent of BancGroup, any of the following actions, prior to the Effective Date, subject to certain limited exceptions previously agreed to by BancGroup and CNB:

          (i) Issuing, delivering or agreeing to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury), except shares of CNB Common Stock issued upon the exercise of CNB Options;

          (ii) Borrowing or agreeing to borrow any funds or incurring or becoming subject to, any liability (absolute or contingent) except borrowings, obligations and liabilities incurred in the ordinary course of business and consistent with past practice;

          (iii) Paying any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent balance sheet and current liabilities incurred since that date in the ordinary course of business and consistent with past practice;

          (iv) Declaring or making or agreeing to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to shareholders, or purchasing or redeeming or agreeing to purchase or redeem, any of its outstanding securities except that CNB may pay cash dividends equal to $1.50 per share per quarter on dates and at times consistent with past practice (provided that CNB shareholders will not be entitled to receive CNB's regular dividend and BancGroup's regular dividend during the quarter in which the Effective Date occurs) and may pay an additional cash dividend equal to the aggregate of 39.6% of CNB's net income from January 1, 1998 to the Effective Date, payable within 30 days following the end of each calendar quarter;

          (v) Except in the ordinary course of business, selling or transferring or agreeing to sell or transfer, any of its assets, property or rights or canceling, or agreeing to cancel, any debts or claims;

          (vi) Except in the ordinary course of business, entering or agreeing to enter into any agreement or arrangement granting any preferential rights to purchase any of its assets, property or rights or requiring the consent of any party to the transfer and assignment of any of its assets, property or rights;

          (vii) Waiving any rights of value which in the aggregate are material;

          (viii) Except in the ordinary course of business, making or permitting any amendment or termination of any contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

          (ix) Except in accordance with past practice, making any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

          (x) Except in accordance with past practice, increasing the rate of compensation payable to or to become payable to any of its officers or employees or making any material increase in any profit-sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

          (xi) Failing to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations; and

          (xii) Entering into any other material transaction other than in the ordinary course of business.

     The Agreement provides that prior to the Effective Date, no director or officer of CNB or any of its subsidiaries shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of CNB or its subsidiaries.

     The Agreement also provides that (i) at the request of BancGroup, CNB will consult with BancGroup and advise BancGroup in advance of all loan requests outside the ordinary course of business or in excess of $200,000 that are not single-family residential loan requests; and (ii) CNB will consult with BancGroup respecting business issues that CNB believes should be brought to the attention of BancGroup.

COMMITMENTS WITH RESPECT TO OTHER OFFERS

     Until the earlier of the Effective Date or, subject to certain limitations, the termination of the Agreement, neither CNB nor any of its directors or officers (or any person representing any of the foregoing) may solicit or encourage inquiries or proposals with respect to, furnish any information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or of a substantial portion of the assets of, or of a substantial equity interest in, CNB or any business combination involving CNB (collectively, an "Acquisition Proposal") other than as contemplated by the Agreement. CNB is required to notify BancGroup immediately if any such inquiries or proposals are received by CNB, if any such information is requested from CNB, or if any such negotiations or discussions are sought to be initiated with CNB. CNB is required to instruct its officers, directors, agents or affiliates or their subsidiaries to refrain from doing any of the above. CNB may communicate information about an Acquisition Proposal to its shareholders if and to the extent that legal counsel provides a written opinion to CNB that it is required to do so in order to comply with its legal obligations. If CNB enters into a letter of intent or definitive agreement respect to such an Acquisition Proposal either before the Effective Date or termination of the Agreement (subject to certain exceptions) or receives an Acquisition Proposal and consummates a transaction pursuant to it within 12 months of termination of the Agreement (subject to certain exceptions), then CNB will pay BancGroup the sum of $1,000,000 as liquidated damages.

INDEMNIFICATION

     BancGroup has agreed to indemnify for five years present and former directors and officers of CNB and the Bank against liabilities arising out of actions or omissions occurring at or prior to the Effective Date to the extent provided in the Florida Business Corporation Act and CNB's Articles of Incorporation and Bylaws.

RIGHTS OF DISSENTING SHAREHOLDERS

     Holders of CNB Common Stock as of the Record Date are entitled to dissenters' rights of appraisal under Florida law. Consummation of the Merger is subject to, among other things, the holders of no more than 10% of the outstanding CNB Common Stock electing to exercise their dissenters' rights. PURSUANT TO SECTION 607.1320 OF THE FBCA, A CNB SHAREHOLDER WHO DOES NOT WISH TO ACCEPT THE SHARES OF BANCGROUP COMMON STOCK TO BE RECEIVED PURSUANT TO THE TERMS OF THE AGREEMENT MAY DISSENT FROM THE MERGER AND ELECT TO RECEIVE THE FAIR VALUE OF HIS SHARES AS OF THE DAY PRIOR TO THE DATE THE MERGER IS APPROVED BY CNB SHAREHOLDERS. SUCH FAIR VALUE IS EXCLUSIVE OF ANY APPRECIATION OR DEPRECIATION IN ANTICIPATION OF THE MERGER, UNLESS EXCLUSION WOULD BE INEQUITABLE.

     In order to exercise appraisal rights, a dissenting shareholder of CNB (a "Dissenting Shareholder") must strictly comply with the statutory procedures of Sections 607.1320, 607.1301 and 607.1302 of the FBCA, which are summarized below. A copy of the full text of those Sections is attached hereto as Appendix
B. SHAREHOLDERS OF CNB ARE URGED TO READ APPENDIX B IN ITS ENTIRETY AND TO CONSULT WITH THEIR LEGAL ADVISORS. EACH SHAREHOLDER OF CNB WHO DESIRES TO ASSERT HIS OR HER APPRAISAL RIGHTS IS CAUTIONED THAT FAILURE ON HIS OR HER PART TO ADHERE STRICTLY TO THE REQUIREMENTS OF FLORIDA LAW IN ANY REGARD WILL CAUSE A FORFEITURE OF ANY APPRAISAL RIGHTS.

     Procedures for Exercising Dissenters' Rights of Appraisal. The following summary of Florida law is qualified in its entirety by reference to the full text of the provisions of the FBCA attached hereto as Appendix B.

     1. A Dissenting Shareholder must file with CNB, prior to the taking of the vote on the Merger, a written notice of intent to demand payment for his or her shares if the Merger is effectuated. A vote against the Merger will not alone be deemed to be the written notice of intent to demand payment. A Dissenting Shareholder need not vote against the Merger, but cannot vote for the Merger.

     2. Within ten days after the vote on the Merger is taken, CNB must give written notice of the authorization of the Merger, if obtained, to each CNB shareholder who filed notice of intent to demand payment for his shares. WITHIN TWENTY DAYS AFTER THE GIVING OF THE FOREGOING NOTICE BY CNB, EACH DISSENTING SHAREHOLDER MUST FILE WITH CNB A NOTICE OF ELECTION TO DISSENT, STATING HIS OR HER NAME AND ADDRESS, THE NUMBER OF SHARES AS TO WHICH HE OR SHE DISSENTS AND A DEMAND FOR PAYMENT OF THE FAIR VALUE OF HIS OR HER SHARES. ANY DISSENTING SHAREHOLDER FAILING TO FILE SUCH ELECTION WITHIN THE PERIOD WILL LOSE HIS OR HER APPRAISAL RIGHTS AND BE BOUND BY THE TERMS OF THE AGREEMENT. A Dissenting Shareholder filing an election to dissent must also deposit the certificate(s) representing his or her shares with CNB simultaneously with the filing of the election.

     3. Upon filing a notice of election to dissent, a Dissenting Shareholder shall thereafter be entitled only to payment pursuant to the procedure set forth in the applicable sections of FBCA and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the Dissenting Shareholder at any time before an offer is made by CNB to pay for shares. Upon such withdrawal, the right of the Dissenting Shareholder to be paid the fair value of his or her shares will cease, and he or she will be reinstated as a shareholder.

     4. Within ten days after the expiration of the period in which a Dissenting Shareholder may file notice of election to dissent, or within ten days after the Effective Date of the Merger, whichever is later (but in no event later than ninety days after the Merger is approved), CNB (or BancGroup after the Effective
Date)
must make a written offer to each Dissenting Shareholder who has made demand for appraisal for his or her shares at a price deemed by CNB to be the fair value thereof.

     5. If, within thirty days after the making of such offer, the Dissenting Shareholder accepts the offer, payment for the shares of the Dissenting Shareholder is to be made within ninety days after the making of such offer or the effective date of the Merger, whichever is later. Upon payment of the agreed value, the Dissenting Shareholder will cease to have any interest in such shares.

     6. If CNB (or BancGroup, if appropriate) fails to make such offer within the period specified above or if it makes an offer and a Dissenting Shareholder fails to accept the same within a period of 30 days thereafter, then CNB, within 30 days after receipt of written demand from any Dissenting Shareholder given within 60 days after the date on which the Merger was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in Volusia County requesting that the fair value of such shares be determined by the Court.

     7. If CNB fails to institute such proceeding within the above-prescribed period, any Dissenting Shareholder may do so in the name of CNB. A copy of the initial pleading will be served on each Dissenting Shareholder. CNB is required to pay each Dissenting Shareholder the amount found to be due within ten days after final determination of the proceedings. The judgment of the court is payable only upon and concurrently with the surrender to CNB of the certificate(s) representing the shares. Upon payment of the judgment, the Dissenting Shareholder ceases to have any interest in such shares.

     8. The costs and expenses of the court proceeding are determined by the court and will be assessed against CNB (or BancGroup, if appropriate) except that all or any part of such costs and expenses may be apportioned and assessed against any Dissenting Shareholders who are parties to the proceeding and to whom CNB has made an offer to pay for their shares, if the court finds their refusal to accept such offer to have been arbitrary, vexatious or not in good faith. Expenses include reasonable compensation for, and expenses of, appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the value of the shares, as determined by the court, materially exceeds the amount that CNB offered to pay for the shares then the court may, in its discretion, award to any Dissenting Shareholder who is a party to the proceedings, such sum as the court may determine to be reasonable compensation to any expert(s) employed by the Dissenting Shareholder in the proceeding.

     Any Dissenting Shareholder who perfects his or her right to be paid the value of his or her shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for such shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the Code. See "-- Certain Federal Income Tax Consequences."

     BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF THE FLORIDA LAW RELATING TO DISSENTERS' APPRAISAL RIGHTS, SHAREHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER ARE URGED TO CONSULT THEIR OWN LEGAL ADVISERS.

RESALE OF BANCGROUP COMMON STOCK ISSUED IN THE MERGER

     The issuance of the shares of BancGroup Common Stock pursuant to the Merger (including any shares to be issued pursuant to CNB Options) has been registered under the Securities Act of 1933 (the "Securities Act"). As a result, shareholders of CNB who are not "affiliates" of CNB (as such term is defined under the Securities Act) may resell, without restriction, all shares of BancGroup Common Stock which they receive in connection with the Merger. Under the Securities Act, only affiliates of CNB are subject to restrictions on the resale of the BancGroup Common Stock which they receive in the Merger.

     The BancGroup Common Stock received by affiliates of CNB who do not also become affiliates of BancGroup after the consummation of the Merger may not be sold except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Generally, Rule 145 permits BancGroup Common Stock held by such shareholders to be sold in accordance with certain provisions of Rule 144 under the Securities Act. In general, these provisions of Rule 144 permit a person to sell on the open market in brokers or certain other transactions within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of BancGroup Common Stock or the average weekly trading volume in BancGroup Common Stock reported on the NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to the availability of current public information about BancGroup. The restrictions on sales will cease to apply under most circumstances once the former CNB affiliate has held the BancGroup Common Stock for at least one year. BancGroup Common Stock held by affiliates of CNB who become affiliates of BancGroup, if any, will be subject to additional restrictions on the ability of such persons to resell such shares.

     CNB will provide BancGroup with such information as may be reasonably necessary to determine the identity of those persons (primarily officers, directors and principal shareholders) who may be deemed to be affiliates of CNB. CNB will also obtain from each such person a written undertaking to the effect that no sale or transfer will be made of any shares of BancGroup Common Stock by such person except pursuant to Rule 145 or pursuant to an effective registration statement or an exemption from registration under the Securities Act. Receipt of such an undertaking is a condition to BancGroup's obligation to close the Merger. The undertaking also will require each affiliate to agree that such person will not sell or otherwise reduce risk relative to any shares of BancGroup Common Stock received in the Merger until financial results concerning at least 30 days of post-Merger combined operations have been published by BancGroup within the meaning of Section 201.01 of the Commission's Codification of Financial Reporting Policies. If such undertakings are not received and BancGroup waives receipt of such condition, the certificates for the shares of BancGroup Common Stock to be issued to such person will contain an appropriate restrictive legend and appropriate stock transfer orders will be given to BancGroup's stock transfer agent.

ACCOUNTING TREATMENT

     BancGroup will account for the Merger as a pooling-of-interests transaction in accordance with generally accepted accounting principles, which, among other things, require that the number of shares of CNB Common Stock acquired for cash pursuant to the exercise of dissenters' rights or in lieu of fractional shares not exceed 10% of the outstanding shares of CNB Common Stock. Under this accounting treatment, assets and liabilities of CNB would be added to those of BancGroup at their recorded book values, and the shareholders' equity of the two companies would be combined in BancGroup's consolidated balance sheet. Financial statements of BancGroup issued after the Effective Date of the Merger may be restated to reflect the consolidated operations of BancGroup and CNB as if the Merger had taken place prior to the periods covered by the financial statements.

NYSE REPORTING OF BANCGROUP COMMON STOCK ISSUED IN THE MERGER

     Sales of BancGroup Common Stock to be issued in the Merger in exchange for CNB Common Stock will be reported on the NYSE.

TREATMENT OF CNB OPTIONS

     As of the date of this Prospectus, CNB had granted options which entitled the holders thereof to acquire up to 4,495 shares of CNB Common Stock. The Agreement provides that, no later than five days prior to the Effective Date, the holders of CNB Options that have vested for such holders may provide written notice to CNB (in form and substance reasonably satisfactory to BancGroup) that they wish to surrender their CNB Options to BancGroup, effective at the Effective Date and to receive in exchange therefor an amount of BancGroup Common Stock equal in value to the difference between (i) the total value of the shares of BancGroup Common Stock to be issued pursuant to such CNB Options (based upon the number of shares of BancGroup Common Stock issuable pursuant to the CNB Options multiplied by the Market Value) and (ii) the aggregate exercise price of such CNB Options at the Effective Date, divided by the Market Value. (the "Cashless Exercise"). No fractions of shares will be issued and fractions will be paid in cash at the Market Value. Any CNB Options that have not vested at the Effective Date will terminate.

     The CNB Options are issued pursuant to CNB's Officers' and Employees' Stock Option Plan (the "Option Plan"). The Option Plan is not qualified under Section 401 of the Code, nor is it subject to the Employee Retirement Income Security Act of 1974. CNB Options are not transferable except under the laws of descent and distribution. No further options will be granted under the CNB Option Plan after the Merger. A total of 11 persons currently hold CNB Options.

     Options issued under the Option Plan may qualify as "Incentive Stock Options," under Section 422 of the Code. If such options so qualify under the Code, no income will result to a grantee of any such option upon the exercise of an option, and BancGroup will not be entitled to a tax deduction by reason of such exercise. If, after exercising the option, the employee holds the stock obtained through exercise for at least two years after the date of option grant and at least one year after the stock was obtained, the employee's gain (if any) on selling the stock will generally be treated as a long term capital gain. Generally, the employee's alternative minimum taxable income for minimum tax purposes will be increased by the difference between the option price and the fair market value of the stock on the date of exercise.

     If the holding period requirements set forth above are not met, then any gain on the sale of the stock will be taxed partly or entirely at ordinary income rates. If the stock is held for less than the required holding periods, then the difference between the option exercise price and the fair market value of the stock on the date of exercise will be taxed at ordinary income tax rates. The gain equal to the increase in the fair market value of the stock after the date of exercise of the option will generally be taxed as capital gain. It should be understood that the holding periods discussed above relate only to federal income tax treatment and not to any securities law restrictions that may apply to the sale of shares obtained through an option.

     As discussed under "-- Certain Federal Income Tax Consequences," employees who utilize the Cashless Exchange will recognize ordinary income equal to the fair market value of BancGroup stock received in the exchange. See "-- Certain Federal Income Tax Consequences."

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

CNB

     There is no established public trading market for the CNB Common Stock. The shares of CNB Common Stock are not actively traded, and such trading activity, as it occurs, takes place in privately negotiated transactions.

     Management of CNB is aware of certain transactions in shares of CNB that have occurred since January 1, 1996, although the trading prices of all stock transactions are not known. The following table sets forth the dividends paid on CNB Common Stock since January 1, 1996 and the trading prices for the shares of CNB Common Stock that have occurred since January 1, 1996 for transactions in which the trading prices are known to management of CNB:

                                                             PRICE PER SHARE
                                                             OF COMMON STOCK
                                                            -----------------   DIVIDENDS
                                                             HIGH       LOW     PER SHARE
                                                            -------   -------   ----------
1996
  First Quarter...........................................  $ 57.00   $ 57.00     $1.00
  Second Quarter..........................................    57.00     57.00      1.00
  Third Quarter...........................................       --        --      1.00
  Fourth Quarter..........................................    57.00     57.00      1.00
1997
  First Quarter...........................................    57.00     30.00      1.00
  Second Quarter..........................................    75.00     57.00      1.00
  Third Quarter...........................................    75.00     57.00      1.00
  Fourth Quarter..........................................   118.00    118.00      1.50
1998
  First Quarter...........................................   118.00    118.00      1.50
  Second Quarter (through June 18, 1998)..................       --        --      3.15

     BancGroup. BancGroup Common Stock is listed for trading on the NYSE under the symbol "CNB ." The following table indicates the high and low closing prices of the BancGroup Common Stock as reported on the NYSE since January 1, 1996.

                                                         PRICE PER SHARE
                                                       OF COMMON STOCK(1)
                                                       -------------------      DIVIDENDS
                                                        HIGH         LOW        PER SHARE
                                                       -------      ------      ---------
1996
  First Quarter......................................    $18 1/4      $15        $0.135
  Second Quarter.....................................     18 1/16      15 5/8     0.135
  Third Quarter......................................     17 15/16     15 5/8     0.135
  Fourth Quarter.....................................     20 1/8       17 3/8     0.135
1997
  First Quarter......................................     24           18 2/3      0.15
  Second Quarter.....................................     24 7/8       22          0.15
  Third Quarter......................................     29 3/16      24 1/4      0.15
  Fourth Quarter.....................................     35 1/16      28 15/16    0.15
1998
  First Quarter......................................     36 1/4       31 1/2      0.17
  Second Quarter (through June 22, 1998).............     37 9/16      29 1/2      0.17

---------------

(1) Restated to reflect the impact of a two-for-one stock split effected in the form of a 100% stock dividend paid February 11, 1997.

     On March 26, 1998, the business day immediately prior to the public announcement of the Merger, the closing price of the BancGroup Common Stock on the NYSE was $36.00 per share.

     At December 31, 1997, BancGroup's subsidiaries accounted for approximately 98% of BancGroup's consolidated assets. BancGroup derives substantially all of its income from dividends received from its subsidiaries. Various statutory provisions and regulatory policies limit the amount of dividends the subsidiary banks may pay without regulatory approval. In addition, federal statutes restrict the ability of subsidiary banks to make loans to BancGroup, and regulatory policies may also restrict such dividends.

                     BANCGROUP CAPITAL STOCK AND DEBENTURES

     BancGroup's authorized capital stock consists of 200,000,000 shares of BancGroup Common Stock, par value $2.50 per share, and 1,000,000 shares of its Preference Stock, par value $2.50 per share. As of April 30, 1998, there were issued and outstanding a total of 48,194,098 shares of BancGroup Common Stock. No shares of Preference Stock are issued and outstanding. BancGroup issued in 1986 $28,750,000 in principal amount of its 7 1/2% Convertible Subordinated Debentures due 2011 (the "1986 Debentures") of which $4,893,000 were outstanding as of December 31, 1997 and convertible at any time into 349,500 shares of BancGroup Common Stock, subject to adjustment. As of February 27, 1998 there were 2,072,913 shares of BancGroup Common Stock subject to issue upon exercise of options under BancGroup's stock option plans. In addition to BancGroup Common Stock to be issued in the Merger, BancGroup will issue additional shares of BancGroup Common Stock in pending acquisitions. On January 20, 1997, BancGroup issued, through a special purpose trust, $70.0 million of Trust Preferred Securities. See "Business of BancGroup -- Recently Completed and Other Proposed Business Combinations" and "-- Other Indebtedness."

     The following statements with respect to BancGroup Common Stock and Preference Stock are brief summaries of material provisions of Delaware law, the Restated Certificate of Incorporation (the "BancGroup Certificate"), as amended, and Bylaws of BancGroup, do not purport to be complete and are qualified in their entirety by reference to the foregoing.

BANCGROUP COMMON STOCK

     Dividends. Subject to the rights of holders of Preference Stock, if any, to receive certain dividends prior to the declaration of dividends on shares of BancGroup Common Stock, when and as dividends, payable in cash, stock or other property, are declared by the BancGroup Board of Directors, the holders of BancGroup Common Stock are entitled to share ratably in such dividends.

     Voting Rights. Each holder of BancGroup Common Stock has one vote for each share held on matters presented for consideration by the stockholders.

     Preemptive Rights. The holders of BancGroup Common Stock have no preemptive rights to acquire any additional shares of BancGroup.

     Issuance of Stock. The BancGroup Certificate authorizes the Board of Directors of BancGroup to issue authorized shares of BancGroup Common Stock without stockholder approval. However, BancGroup's Common Stock is listed on the NYSE, which requires stockholder approval of the issuance of additional shares of BancGroup Common Stock under certain circumstances.

     Liquidation Rights. In the event of liquidation, dissolution or winding-up of BancGroup, whether voluntary or involuntary, the holders of BancGroup Common Stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its stockholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences of any outstanding Preference Stock.

PREFERENCE STOCK

     The Preference Stock may be issued from time to time as a class without series, or if so determined by the Board of Directors of BancGroup, either in whole or in part in one or more series. The voting rights, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of Preference Stock (or of the entire class of Preference Stock if none of such shares has been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof may be fixed by resolution of the Board of Directors of BancGroup. Preference Stock may have a preference over the BancGroup Common Stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation or winding-up of BancGroup and such other preferences as may be fixed by the Board of Directors of BancGroup.

1986 DEBENTURES

     BancGroup issued the 1986 Debentures in the total principal amount of $28,750,000. The 1986 Debentures were issued under a trust indenture (the "1986 Indenture") between BancGroup and SunTrust Bank, Atlanta, Atlanta, Georgia, as trustee.

     The 1986 Debentures will mature on March 31, 2011, and are convertible at any time into shares of BancGroup Common Stock at the option of a holder thereof, at the conversion price of $14 principal amount of the 1986 Debentures for each share of BancGroup Common Stock. The conversion price is, however, subject to adjustment upon the occurrence of certain events as described in the 1986 Indenture. In the event all of the outstanding 1986 Debentures are converted into shares of BancGroup Common Stock in accordance with the 1986 Indenture, as of December 31, 1997 approximately 349,500 shares of such BancGroup Common Stock will be issued. The 1986 Debentures are redeemable, in whole or in part, at the option of BancGroup at certain premiums until 1996, when the redemption price shall be equal 100% of the face amount of the 1986 Debentures plus accrued interest. The payment of principal and interest on the 1986 Debentures is subordinate, to the extent provided in the 1986 Indenture, to the prior payment when due of all Senior Indebtedness of BancGroup. "Senior Indebtedness" is defined as any indebtedness of BancGroup for money borrowed, or any indebtedness incurred in connection with an acquisition or with a merger or consolidation, outstanding on the date of execution of the 1986 Indenture as originally executed, or thereafter created, incurred or assumed, and any renewal, extension, modification or refunding thereof, for the payment of which BancGroup (which term does not include BancGroup's consolidated or unconsolidated subsidiaries) is at the time of determination responsible or liable as obligor, guarantor or otherwise. Senior Indebtedness does not include
(i) indebtedness as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness is subordinate in right of payment to any other indebtedness of BancGroup, and (ii) indebtedness which by its terms states that such indebtedness is subordinate to or equally subordinate with the 1986 Debentures.

     At December 31, 1997, BancGroup's Senior Indebtedness as defined in the 1986 Indenture aggregated approximately $1.1 billion. Such debt includes all short-term debt consisting of federal funds purchased, securities purchased under repurchase agreements and borrowings with the Federal Home Loan Bank but excludes all federally-insured deposits. BancGroup may from time to time incur additional indebtedness constituting Senior Indebtedness. The 1986 Indenture does not limit the amount of Senior Indebtedness which BancGroup may incur, nor does such indenture prohibit BancGroup from creating liens on its property for any purpose.

OTHER INDEBTEDNESS

     On January 29, 1997, BancGroup issued, through a special purpose trust, $70.0 million of Trust Preferred Securities. The securities bear interest at 8.92% and are subject to redemption in whole or in part any time after January 2007 through January 2027. The securities are subordinated to substantially all of BancGroup's indebtedness. In BancGroup's consolidated statement of condition, these securities are shown as long-term debt.

     On February 5, 1998, BancGroup consummated a merger with ASB Bancshares, Inc., a Delaware corporation ("ASB"). As part of the consideration for the common stock of ASB, BancGroup issued debentures to three ASB shareholders. The aggregate principal amount of these debentures is $7,724,813. The debentures pay a rate of interest equal to the New York Prime Rate minus 1% (but in no event less than 7% per annum) and are due and payable ten years from the date of issuance. They are senior to the BancGroup Common Stock upon liquidation, but are subordinate to BancGroup's Senior Indebtedness. See
"-- BancGroup Capital Stock and Debentures." The debentures are redeemable by BancGroup with the consent of the holders thereof. A holder of a debenture may, subject to BancGroup's right to decline, request redemption of any or all of the debentures held by him or her.

CHANGES IN CONTROL

     Certain provisions of the BancGroup Certificate and the BancGroup Bylaws may have the effect of preventing, discouraging or delaying any change in control of BancGroup. The authority of the BancGroup Board of Directors to issue BancGroup Preference Stock with such rights and privileges, including voting rights, as it may deem appropriate may enable BancGroup's Board of Directors to prevent a change in control despite a shift in ownership of the BancGroup Common Stock. See "General" and "Preference Stock." In addition, the power of BancGroup's Board of Directors to issue additional shares of BancGroup Common Stock may help delay or deter a change in control by increasing the number of shares needed to gain control. See "BancGroup Common Stock." The following provisions also may deter any change in control of BancGroup.

     Classified Board. BancGroup's Board of Directors is classified into three classes, as nearly equal in number as possible, with the members of each class elected to three-year terms. Thus, one-third of BancGroup's Board of Directors is elected by stockholders each year. With this provision, two annual elections are required in order to change a majority of the Board of Directors. There are currently 23 directors of BancGroup. This provision of the BancGroup Certificate also stipulates that (i) directors can be removed only for cause upon a vote of 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class, (ii) vacancies in the Board of Directors may only be filled by a majority vote of the directors remaining in office, (iii) the maximum number of directors shall be fixed by resolution of the Board of Directors, and (iv) the provisions relating to the classified Board of Directors can only be amended by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class.

     Business Combinations. Certain "Business Combinations" of BancGroup with a "Related Person" may only be undertaken with the affirmative vote of at least 75% of the outstanding shares of "Voting Stock," plus the affirmative vote of at least 67% of the outstanding shares of Voting Stock, not counting shares owned by the Related Person, unless the Continuing Directors of BancGroup approve such Business Combination. A "Related Person" is a person, or group, who owns or acquires 10% or more of the outstanding shares of BancGroup Common Stock, provided that no person shall be a Related Person if such person would have been a Related Person on the date of approval of this provision by BancGroup's Board of Directors, i.e., April 20, 1994. An effect of this provision may be to exclude Robert E. Lowder, the current Chairman and Chief Executive Officer of BancGroup, and certain members of his family from the definition of Related Person. A "Continuing Director" is a director who was a member of the Board of Directors immediately prior to the time a person became a Related Person. This provision may not be amended without the affirmative vote of the holders of at least 75% of the outstanding shares of Voting Stock, plus the affirmative vote of the outstanding shares of at least 67% of the outstanding Voting Stock, excluding shares held by a Related Person. This provision may have the effect of giving the incumbent Board of Directors a veto over a merger or other Business Combination that could be desired by a majority of BancGroup's stockholders. As of February 27, 1998, the Board of Directors of BancGroup owned approximately 10.24% of the outstanding shares of BancGroup Common Stock.

     Board Evaluation of Mergers. The BancGroup Certificate permits the Board of Directors to consider certain factors such as the character and financial stability of the other party, the projected social, legal, and economic effects of a proposed transaction upon the employees, suppliers, regulatory agencies and customers and communities of BancGroup, and other factors when considering whether BancGroup should undertake a merger, sale of assets, or other similar transaction with another party. This provision may not be amended except by the affirmative vote of at least 80% of the outstanding shares of BancGroup Common Stock. This provision may give greater latitude to the Board of Directors in terms of the factors which the board may consider in recommending or rejecting a merger or other Business Combination of BancGroup.

     Director Authority. The BancGroup Certificate prohibits stockholders from calling special stockholders' meetings and acting by written consent. It also provides that only BancGroup's Board of Directors has the authority to undertake certain actions with respect to governing BancGroup such as appointing committees, electing officers, and establishing compensation of officers, and it allows the Board of Directors to act by majority vote.

     Bylaw Provisions. The BancGroup Bylaws provide that stockholders wishing to propose nominees for the Board of Directors or other business to be taken up at an annual meeting of BancGroup shareholders must comply with certain advance written notice provisions. These bylaw provisions are intended to provide for the more orderly conduct of stockholders' meetings but could make it more difficult for shareholders to nominate directors or introduce business at shareholders' meetings.

     Delaware Business Combination Statute. Subject to some exceptions, Delaware law prohibits BancGroup from entering into certain "business combinations" (as defined) involving persons beneficially owning 15% or more of the outstanding BancGroup Common Stock (or who is an affiliate of BancGroup and has over the past three years beneficially owned 15% or more of such stock) (either, for the purpose of this paragraph, an "Interested Stockholder"), unless the Board of Directors has approved either (i) the business combination or (ii) prior to the stock acquisition by which such person's beneficial ownership interest reached 15% (a "Stock Acquisition"), the Stock Acquisition. The prohibition lasts for three years from the date of the Stock Acquisition. Notwithstanding the preceding, Delaware law allows BancGroup to enter into a business combination with an Interested Stockholder if (i) the business combination is approved by BancGroup's Board of Directors and authorized by an affirmative vote of at least 66 2/3% of the outstanding voting stock of BancGroup which is not owned by the Interested Stockholder or (ii) upon consummation of the transaction which resulted in the shareholder becoming an Interested Stockholder, such shareholder owned at least 85% of the outstanding BancGroup Common Stock (excluding BancGroup Common Stock held by officers and directors of BancGroup or by certain BancGroup stock plans). These provisions of Delaware law apply simultaneously with the provisions of the BancGroup Certificate relating to business combinations with a related person, described above at "Business Combinations," but they are generally less restrictive than the BancGroup Certificate.

     Control Acquisitions. As it relates to BancGroup, the Change in Bank Control Act of 1978 prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve has been given 60 days' prior written notice of such proposed acquisition and within that time period the Federal Reserve has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under
Section 12 of the Exchange Act, such as BancGroup, would, under the circumstances set forth in the presumption, constitute the acquisition of control. The receipt of revocable proxies, provided the proxies terminate within a reasonable time after the meeting to which they relate, is not included in determining percentages for change in control purposes.

                       COMPARATIVE RIGHTS OF SHAREHOLDERS

     If the Merger is consummated, shareholders of CNB (except those perfecting dissenters' rights) will become holders of BancGroup Common Stock. The rights of the holders of the CNB Common Stock who become holders of BancGroup Common Stock following the Merger will be governed by the BancGroup Certificate and the BancGroup Bylaws, as well as the laws of Delaware, the state in which BancGroup is incorporated.

     The following summary compares the rights of the holders of CNB Common Stock with the rights of the holders of the BancGroup Common Stock. For a more detailed description of the rights of the holders of BancGroup Common Stock, including certain features of the BancGroup Certificate and the Delaware General Corporate Law (the "DGCL") that might limit the circumstances under which a change in control of BancGroup could occur, see "BancGroup Capital Stock and Debentures."

     The following information is qualified in its entirety by the BancGroup Certificate and the BancGroup Bylaws, and CNB's Articles of Incorporation and Bylaws, the DGCL and the FBCA.

DIRECTOR ELECTIONS

     CNB. CNB's Directors are elected annually. Shareholders may not cumulate votes in connection with such election (nor for any other purpose).

     BancGroup. BancGroup's directors are elected to terms of three years with approximately one-third of the Board to be elected annually. There is no cumulative voting in the election of directors. See "BancGroup Capital Stock and Debentures -- Changes in Control -- Classified Board."

REMOVAL OF DIRECTORS

     CNB.  CNB Directors may be removed by shareholders with or without cause.

     BancGroup. The BancGroup Certificate provides that a director may be removed from office, but only for cause and by the affirmative vote of the holders of at least 80% of the voting shares then entitled to vote at an election of directors.

VOTING

     CNB. Each holder of CNB Common Stock is entitled to cast one vote for each share held on each issue with respect to which a shareholder vote is authorized, and may not cumulate votes for the election of directors or for any other purpose.

     BancGroup. Each stockholder of BancGroup is entitled to one vote for each share of BancGroup Common Stock held, and such holders are not entitled to cumulative voting rights in the election of directors.

PREEMPTIVE RIGHTS

     CNB. Holders of CNB Common Stock have no preemptive rights to subscribe for additional shares on a pro rata or other basis when and if shares are offered for sale by CNB.

     BancGroup. The holders of BancGroup Common Stock have no preemptive rights to acquire any additional shares of BancGroup Common Stock or any other shares of BancGroup capital stock.

DIRECTORS' LIABILITY

     CNB. Section 607.0831 of the FBCA provides that a director of CNB will not be personally liable for monetary damages to CNB or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, unless: (a) the director breached or failed to perform his duties as a director, and (b) the director's breach of or failure to perform those duties constitutes: (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (2) a transaction in which the director derived an improper personal benefit, (3) a payment of certain unlawful dividends and distributions, (4) in a proceeding by or in the right of CNB to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interests of CNB, or willful misconduct, or (5) in a proceeding by or in the right of someone other than CNB or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property. This provision would absolve directors of CNB of personal liability for negligence in the performance of their duties, including gross negligence. It would not permit a director to be exculpated, however, from liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to CNB and its shareholders, and it would not affect the availability of injunctive and other equitable relief as a remedy.

     BancGroup. The BancGroup Certificate provides that a director of BancGroup will have no personal liability to BancGroup or its stockholders for monetary damages for breach of fiduciary duty as a director except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for the payment of certain unlawful dividends and the making of certain stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision would absolve directors of personal liability for negligence in the performance of duties, including gross negligence. It would not permit a director to be exculpated, however, for liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to BancGroup and its stockholders, and it would not affect the availability of injunctive or other equitable relief as a remedy.

INDEMNIFICATION

     CNB. Under Section 607.0850 of the FBCA, the directors and officers of CNB may be indemnified against certain liabilities which they may incur in their capacity as officers and directors. Such indemnification is generally available if the individual acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of CNB, and with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Indemnification may also be available unless a court of competent jurisdiction establishes by final adjudication that the actions or omissions of the individual are material to the cause of action so adjudicated and constituted: (a) a violation of the criminal law, unless the individual had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (b) a transaction from which the individual derived an improper personal benefit; or (c) willful misconduct or conscious disregard for the best interest of CNB in a proceeding by or in the right of CNB to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. CNB's Articles and Bylaws authorize CNB to indemnify its officers and directors to the extent permitted by the statute. Further, to the extent that the proposed indemnitee is successful on the merits or otherwise in the defense of any action, suit or proceeding (or any claim, issue or matter therein) he or she must be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him or her in connection with such proceeding.

     CNB maintains a directors' and officers' insurance policy pursuant to which officers and directors of CNB would be entitled to indemnification against certain liabilities, including reimbursement of certain expenses.

     BancGroup. The BancGroup Certificate provides that directors, officers, employees and agents of BancGroup shall be indemnified to the full extent permitted under the DGCL. Section 145 of the DGCL contains detailed and comprehensive provisions providing for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation. Under the DGCL, other than an action brought by or in the right of BancGroup, such indemnification is available if it is determined that the proposed indemnity acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of BancGroup, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred in the defense or settlement of such action if the indemnity acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to BancGroup unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     To the extent that the proposed indemnity has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), he or she must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     BancGroup maintains an officers' and directors' insurance policy and a separate indemnification agreement pursuant to which officers and directors of BancGroup would be entitled to indemnification against certain liabilities, including reimbursement of certain expenses that extends beyond the minimum indemnification provided by Section 145 of the DGCL.

SPECIAL MEETINGS OF SHAREHOLDERS; ACTION WITHOUT A MEETING

     CNB. CNB's bylaws authorize a special shareholders meeting to be called by the board of directors, CNB's chairman of the board or president, or by the holders of not less than ten percent of the total voting power of all outstanding shares of voting stock.

     Section 607.0704 of the FBCA permits any action required or permitted of shareholders to be taken instead without a meeting by written consent of shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

     BancGroup. Under the BancGroup Certificate, a special meeting of BancGroup's stockholders may only be called by a majority of the BancGroup Board of Directors or by the chairman of the Board of Directors of BancGroup. Holders of BancGroup Common Stock may not call special meetings or act by written consent.

MERGERS, SHARE EXCHANGES AND SALES OF ASSETS

     CNB. The FBCA provides that mergers and sales of substantially all of the property of a Florida corporation must be approved by a majority of the outstanding shares of the corporation entitled to vote thereon. The FBCA also provides, however, that the shareholders of a corporation surviving a merger need not approve the transaction if: (a) the articles of incorporation of the surviving corporation will not differ from its articles before the merger, and
(b) each shareholder of the surviving corporation whose shares were outstanding immediately prior to the effective date of the merger will hold the same number of shares with identical designations, preferences, limitations and relative rights, immediately after the merger.

     BancGroup. The DGCL provides that mergers and sales of substantially all of the assets of Delaware corporations must be approved by a majority of the outstanding stock of the corporation entitled to vote thereon. The DGCL also provides, however, that the stockholders of the corporation surviving a merger need not approve the transaction if: (i) the agreement of merger does not amend in any respect the certificate of incorporation of such corporation; (ii) each share of stock of such corporation outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger; and (iii) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such corporation outstanding immediately prior to the effective date of the merger. See also "BancGroup Capital Stock and Debentures -- Changes in Control" for a description of the statutory provisions and the provisions of the BancGroup Certificate relating to changes of control of BancGroup. See "Antitakeover Statutes" for a description of additional restrictions on business combination transactions.

AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS

     CNB. Section 607.1002 of the FBCA permits the Board of Directors to amend the Articles of Incorporation in certain minor respects without shareholder action, but Section 607.1003 requires most amendments to be adopted by the shareholders upon recommendation of the Board of Directors. Unless the FBCA requires a greater vote, amendments may be adopted by a majority of the votes cast, a quorum being present.

     Section 607.1020 of the FBCA permits the Board of Directors to amend or repeal the bylaws unless the FBCA or the shareholders provide otherwise. The shareholders entitled to vote have concurrent power to amend or repeal the bylaws.

     BancGroup. Under the DGCL, a Delaware corporation's certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote as a class, unless the certificate requires the vote of a larger portion of the stock. The BancGroup Certificate requires "super-majority" Stockholder approval to amend or repeal any provision of, or adopt any provision inconsistent with, certain provisions in the BancGroup Certificate governing (i) the election or removal of directors,
(ii) business combinations between BancGroup and a Related Person, and (iii) board of directors evaluation of business combination procedures. See "BancGroup Capital Stock and Debentures -- Changes in Control."

     As is permitted by the DGCL, the Certificate gives the Board of Directors the power to adopt, amend or repeal the BancGroup Bylaws. The stockholders entitled to vote have concurrent power to adopt, amend or repeal the BancGroup Bylaws.

RIGHTS OF DISSENTING STOCKHOLDERS

     CNB. Holders of CNB Common Stock as of the Record Date are entitled to dissenters' rights of appraisal under Florida law. For a description of such appraisal rights, see "The Merger -- Rights of Dissenting Stockholders."

     BancGroup. Under the DGCL, a stockholder has the right, in certain circumstances, to dissent from certain corporate transactions and receive the fair value of his or her shares in cash in lieu of the consideration he or she otherwise would have received in the transaction. For this purpose, "fair value" may be determined by all generally accepted techniques of valuation used in the financial community, excluding any element of value arising from the accomplishment or expectation of the transaction, but including elements of future value that are known or susceptible of proof. Such fair value is determined by the Delaware Court of Chancery, if a petition for appraisal is timely filed. Appraisal rights are not available, however, to stockholders of a corporation (i) if the shares are listed on a national securities exchange (as is BancGroup Common Stock) or quoted on the Nasdaq NMS, or held of record by more than 2,000 stockholders (as is BancGroup Common Stock), and (ii) stockholders are permitted by the terms of the merger or consolidation to accept in exchange for their shares (a) shares of stock of the surviving or resulting corporation, (b) shares of stock of another corporation listed on a national securities exchange or held of record by more than 2,000 stockholders, (c) cash in lieu of fractional shares of such stock, or (d) any combination thereof. Stockholders are not permitted appraisal rights in a merger if such corporation is the surviving corporation and no vote of its stockholders is required.

PREFERRED STOCK

     CNB. CNB's Articles of Incorporation do not authorize the issuance of any shares of preferred stock.

     BancGroup. The BancGroup Certificate authorizes the issuance of 1,000,000 shares of Preference Stock from time to time by resolution of the Board of Directors of BancGroup. Currently, no shares of Preference Stock are issued and outstanding. See "BancGroup Capital Stock and Debentures -- Preference Stock."

EFFECT OF THE MERGER ON CNB SHAREHOLDERS

     As of the Record Date, CNB had 63 shareholders of record and 145,418 outstanding shares of common stock. As of February 27, 1998, there were 48,092,093 shares of BancGroup Common Stock outstanding held by 8,476 stockholders of record.

     Assuming that no dissenters' rights of appraisal are exercised in the Merger, that the CNB Options are exercised prior to the Effective Date, that no CNB Options are exchanged in the Cashless Exchange, and the Market Value of BancGroup Common Stock is $31.425 on the Effective Date (which was the Market Value calculated as of June 22, 1998), an aggregate number of 913,074 shares of BancGroup Common Stock will be issued to the shareholders of CNB pursuant to the Merger. These shares would represent approximately 1.8% of the total shares of BancGroup Common Stock outstanding after the Merger, not counting any shares of BancGroup Common Stock to be issued in other pending acquisitions.

     The issuance of the BancGroup Common Stock pursuant to the Merger will reduce the percentage interest of the BancGroup Common Stock currently held by each principal stockholder and each director and officer of BancGroup. Based upon the foregoing assumptions and additional shares issued pursuant to completed business combinations since March 31, 1998, as a group, the directors and officers of BancGroup who own approximately 9.93% of BancGroup's outstanding shares would own approximately 9.70% after the Merger. See "Business of BancGroup -- Voting Securities and Principal Stockholders."

     BancGroup has entered into agreements pursuant to which additional shares of BancGroup Common Stock will be issued. See "Business of BancGroup -- Recently Completed and Other Proposed Business Combinations."

                 THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
             CONDENSED PRO FORMA STATEMENT OF CONDITION (UNAUDITED)
                                 (IN THOUSANDS)

    The following summary includes (i) the condensed consolidated statement of condition of BancGroup and subsidiaries as of March 31, 1998, (ii) the condensed statement of condition of Commercial Bank of Nevada ("Completed Business Combination") as of March 31, 1998, (iii) adjustments to give effect to the completed pooling-of-interest method business combination with Commercial Bank of Nevada, (iv) the condensed consolidated statement of condition of CNB Holding Company ("CNB") as of March 31, 1998, (v) adjustments to give effect to the proposed pooling-of-interests method business combination with CNB, (vi) statement of condition of the other probable business combinations with FirstBank and First Macon Bank & Trust ("Other Probable Business Combinations") as of March 31, 1998, (vii) adjustments to give effect to the proposed pooling-of-interests method business combination with FirstBank and First Macon Bank & Trust (viii) the pro forma combined condensed statement of condition of BancGroup and subsidiaries as if such combinations had occurred on March 31, 1998.

    The pro forma statement of condition excludes the effect of immaterial pending business combinations with Prime Bank of Central Florida and Interwest Bancorp located in Reno, Nevada.

    These pro forma statements should be read in conjunction with the accompanying notes and the separate consolidated statements of condition of BancGroup and subsidiaries, incorporated by reference herein. The pro forma information provided below may not be indicative of future results.

                                     CONSOLIDATED    COMPLETED                     CNB
                                       COLONIAL      BUSINESS     ADJUSTMENTS/   HOLDING   ADJUSTMENTS/
                                      BANCGROUP     COMBINATION   (DEDUCTIONS)   COMPANY   (DEDUCTIONS)    SUBTOTAL
                                     ------------   -----------   ------------   -------   ------------   ----------
                                                       ASSETS
Cash and due from banks............   $  311,523     $  7,313                    $3,916                   $  322,752
Interest-bearing deposits in
 banks.............................       17,949       31,455                     5,523                       54,927
Securities held for trading........       24,824        3,000                        --                       27,824
Securities available for sale......      745,655        4,652                     1,993                      752,300
Investment securities..............      265,711                                 12,161                      277,872
Mortgage loans held for sale.......      455,716                                                             455,716
Loans, net of unearned income......    5,724,844       82,414                    60,837                    5,868,095
Less: Allowance for possible loan
 losses............................      (69,680)      (1,139)                     (431)                     (71,250)
                                      ----------     --------        ------      -------     -------      ----------
Loans, net.........................    5,655,164       81,275                    60,406           --       5,796,845
Premises and equipment, net........      146,448        2,677                     3,078                      152,203
Excess of cost over tangible and
 identified intangible assets
 acquired, net.....................       78,861                                                              78,861
Mortgage servicing rights..........      151,412                                                             151,412
Other real estate owned............       12,530                                                              12,530
Accrued interest and other
 assets............................      140,566          976                       940                      142,482
                                      ----------     --------        ------      ------      -------      ----------
       Total Assets................   $8,006,359     $131,348        $   --      88,017      $    --      $8,225,724
                                      ==========     ========        ======      ======      =======      ==========
                                        LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits...........................   $6,082,744     $119,693                    79,389                   $6,281,826
FMLB short-term borrowings.........      460,000                                                             460,000
Other short-term borrowings........      287,468                                                             287,468
Subordinated debt..................       13,125                                                              13,125
Trust preferred securities.........       70,000                                                              70,000
FHLB long-term debt................      283,693                                                             283,693
Other long-term debt...............       93,608                                                              93,608
Other liabilities..................      144,135        1,006        $  159(1)      144      $   649(2)      146,093
                                      ----------     --------        ------      ------      -------      ----------
       Total liabilities...........    7,434,773      120,699           159      79,533          649       7,635,813
Preferred Stock
Common Stock.......................      120,323          842          (842)(1)     153         (153)(2)     124,643
                                                                      2,105(1)                 2,214(2)
Additional paid in capital.........      230,682        8,264        (8,264)(1)     762         (762)(2)     235,663
                                                                      7,001(1)                (2,019)(2)
Retained earnings..................      221,544        1,543          (159)(1)   8,228         (649)(2)     230,507
Treasury Stock.....................                        --            --        (720)         720(2)           --
Unearned compensation..............       (3,604)                                                             (3,604)
Unrealized gain (loss) on
 securities available for sale, net
 of taxes..........................        2,641           --            --          61                        2,702
                                      ----------     --------        ------      ------      -------      ----------
       Total shareholders'
        equity.....................      571,586       10,649          (159)      8,484         (649)        589,911
                                      ----------     --------        ------      ------      -------      ----------
       Total liabilities and
        equity.....................   $8,006,359     $131,348        $   --      88,017      $    --      $8,225,724
                                      ==========     ========        ======      =======     =======      ==========
Capital Ratios:
 Capital Ratio.....................         8.10%
 Tangible Leverage Ratio...........         7.36%
 Tier One Capital Ratio*...........         9.77%
 Total Capital Ratio*..............        11.08%

                                     OTHER PROBABLE                  PRO FORMA
                                        BUSINESS      ADJUSTMENTS/    COMBINED
                                      COMBINATIONS    (DEDUCTIONS)     TOTAL
                                     --------------   ------------   ----------
                                                       ASSETS
Cash and due from banks............    $   29,880                    $  352,632
Interest-bearing deposits in
 banks.............................        52,823                       107,750
Securities held for trading........                                      27,824
Securities available for sale......        22,991                       775,291
Investment securities..............        57,778                       335,650
Mortgage loans held for sale.......                                     455,716
Loans, net of unearned income......       187,620                     6,055,715
Less: Allowance for possible loan
 losses............................        (2,311)                      (73,561)
                                       ----------       -------      ----------
Loans, net.........................       185,309            --       5,982,154
Premises and equipment, net........         6,184                       158,387
Excess of cost over tangible and
 identified intangible assets
 acquired, net.....................                                      78,861
Mortgage servicing rights..........                                     151,412
Other real estate owned............            27                        12,557
Accrued interest and other
 assets............................         3,089                       145,571
                                       ----------       -------      ----------
       Total Assets................    $  358,081       $    --      $8,583,805
                                       ==========       =======      ==========
                                        LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits...........................    $  315,394                    $6,597,220
FMLB short-term borrowings.........                                     460,000
Other short-term borrowings........        15,005                       302,473
Subordinated debt..................                                      13,125
Trust preferred securities.........                                      70,000
FHLB long-term debt................                                     283,693
Other long-term debt...............                                      93,608
Other liabilities..................         3,614       $    68(3)      150,399
                                                            624(4)
                                       ----------       -------      ----------
       Total liabilities...........       334,013           692       7,970,518
Preferred Stock
Common Stock.......................         2,237        (1,700)(3)     132,471
                                                           (537)(4)
                                                          3,192(3)
                                                          4,636(4)
Additional paid in capital.........        14,321        (4,800)(3)     244,393
                                                         (9,521)(4)
                                                          3,308(3)
                                                          5,422(4)
Retained earnings..................         7,256           (68)(3)     237,071
                                                           (624)(4)
Treasury Stock.....................            --                            --
Unearned compensation..............                                      (3,604)
Unrealized gain (loss) on
 securities available for sale, net
 of taxes..........................           254                         2,956
                                       ----------       -------      ----------
       Total shareholders'
        equity.....................        24,068          (692)        613,287
                                       ----------       -------      ----------
       Total liabilities and
        equity.....................    $  358,081       $    --      $8,583,805
                                       ==========       =======      ==========
Capital Ratios:
 Capital Ratio.....................                                        8.09%
 Tangible Leverage Ratio...........                                        7.39%
 Tier One Capital Ratio*...........                                        9.88%
 Total Capital Ratio*..............                                       11.18%

---------------

*Based on risk weighted assets

                         COMPLETED BUSINESS COMBINATION

                           COMMERCIAL BANK OF NEVADA
                             (POOLING OF INTERESTS)

(1) (A) To record the issuance of 842,157 shares of BancGroup Common Stock in exchange for all of the outstanding shares of Commercial Bank of Nevada


    Commercial Bank of Nevada outstanding shares................    842,157
    Conversion ratio............................................      1.000
                                                                    -------
    BancGroup shares to be issued...............................                842,157
    Par value of 842,157 shares issued at $2.50 per share.......                $ 2,105
    Shares issued at par value..................................    $ 2,105
    Total capital stock of Commercial Bank of Nevada............      9,106
                                                                    -------
    Excess recorded as an increase to contributed capital.......                  7,001
                                                                                -------
                                                                                  9,106
    To eliminate Commercial Bank of Nevada
      Common stock, at par value................................                $  (842)
      Contributed capital.......................................                 (8,264)
                                                                                -------
                                                                                 (9,106)
                                                                                -------
              Net change in equity                                              $    --
                                                                                =======
    (B) To record possible charges associated with contract
        buy-outs, professional fees, fixed assets write-offs and
        other nonrecurring one-time restructuring charges, net
        of taxes................................................                $  (159)
                                                                                =======

                         PENDING BUSINESS COMBINATIONS

                              CNB HOLDING COMPANY
                             (POOLING OF INTERESTS)

(2) (A) To record the issuance of 885,702 shares of BancGroup Common Stock in exchange for all of the outstanding shares of CNB Holding Company


    CNB Holding Company outstanding shares......................    145,418
    Conversion ratio............................................     6.0907
                                                                    -------
    BancGroup shares to be issued...............................                885,702
    Par value of 885,702 shares issued at $2.50 per share.......                $ 2,214
    Shares issued at par value..................................    $ 2,214
    Total capital stock of CNB Holding Company..................        195
                                                                    -------
    Excess recorded as a decrease to contributed capital........                 (2,019)
                                                                                -------
                                                                                    195
    To eliminate CNB Holding Company
      Common stock, at par value................................                $  (153)
      Contributed capital.......................................                   (762)
      Treasury stock............................................                    720
                                                                                -------
                                                                                   (195)
                                                                                -------
              Net change in equity..............................                $    --
                                                                                =======
    (B) To record possible charges associated with severance
        payable to terminated employees, noncompete agreements,
        fixed assets write-offs and other nonrecurring one-time
        restructuring charges, net of taxes.....................                $  (649)
                                                                                =======

                                   FIRST BANK
                             (POOLING OF INTERESTS)

(3) (A) To record the issuance of 1,276,844 shares of BancGroup Common Stock in exchange for all of the outstanding shares of FirstBank

    FirstBank outstanding shares................................    340,000
    Conversion ratio............................................     3.7554
                                                                   --------
    BancGroup shares to be issued...............................                 1,276,844
    Par value of 1,276,844 shares issued at $2.50 per share.....                $    3,192
    Shares issued at par value..................................   $  3,192
    Total capital stock of FirstBank............................      6,500
                                                                   --------
    Excess recorded as an increase to contributed capital.......                     3,308
                                                                                ----------
                                                                                     6,500
    To eliminate FirstBank
      Common stock, at par value................................                $   (1,700)
      Contributed capital.......................................                    (4,800)
                                                                                ----------
                                                                                    (6,500)
                                                                                ----------
              Net change in equity                                              $       --
                                                                                ==========
    (B) To record possible charges associated with professional fees, fixed assets write-offs and other nonrecurring
        one-time restructuring charges, net of taxes............                $      (68)
                                                                                ==========

                            FIRST MACON BANK & TRUST
                             (POOLING OF INTERESTS)

(4) (A) To record the issuance of 1,854,467 shares of BancGroup Common Stock in exchange for all of the outstanding shares of First Macon Bank & Trust

    First Macon Bank & Trust outstanding shares.................   1,076,604
    Conversion ratio............................................      1.7225
                                                                  ----------
    BancGroup shares to be issued...............................                 1,854,467
    Par value of 1,854,467 shares issued at $2.50 per share.....                $    4,636
    Shares issued at par value..................................  $    4,636
    Total capital stock of First Macon Bank & Trust.............      10,058
                                                                  ----------
    Excess recorded as an increase to contributed capital.......                     5,422
                                                                                ----------
                                                                                    10,058
    To eliminate First Macon Bank & Trust
      Common stock, at par value................................                $     (537)
      Contributed capital.......................................                    (9,521)
                                                                                ----------
                                                                                   (10,058)
                                                                                ----------
              Net change in equity..............................                $       --
                                                                                ==========
    (B) To record possible charges associated with severance
        payable to terminated employees, contract buy-outs,
        fixed assets write-offs and other nonrecurring one-time
        restructuring charges, net of taxes.....................                $     (624)
                                                                                ==========

                 THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

              CONDENSED PRO FORMA STATEMENTS OF INCOME (UNAUDITED)
                                 (IN THOUSANDS)

     The following summary includes (i) the condensed consolidated statements of income of BancGroup and subsidiaries on a historical basis for the three months ended March 31, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995, (ii) the condensed statements of income of Commercial Bank of Nevada for the three months ended March 31, 1998 and 1997 and for the three years ended December 31, 1997, 1996 and 1995, (iii) adjustments to give effect to the completed pooling-of-interests method business combination with Commercial Bank of Nevada (iv) the condensed consolidated statements of income CNB Holding Company for the three months ended March 31, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995, (v) adjustments to give effect to the proposed pooling-of-interests method business combination with CNB Holding Company, (vi) the combined presentation of the condensed statements of income of FirstBank and First Macon Bank & Trust ("Other Probable Business Combinations") for the three months ended March 31, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995, (vii) adjustments to give effect to the proposed pooling-of-interests method business combinations with FirstBank and First Macon Bank & Trust (viii) the pro forma statements of income of BancGroup and subsidiaries as if such business combinations had occurred on January 1, 1995.

     The pro forma statements of income exclude the effect of immaterial pending business combinations with Prime Bank of Central Florida and Interwest Bancorp located in Reno, Nevada.

     These pro forma statements should be read in conjunction with the accompanying notes and the separate consolidated statements of income of BancGroup and subsidiaries, incorporated by reference herein. The pro forma information provided may not necessarily be indicative of future results.

                                                  THREE MONTHS ENDED MARCH 31, 1998
                          ---------------------------------------------------------------------------------
                          CONSOLIDATED    COMPLETED                     CNB
                            COLONIAL      BUSINESS     ADJUSTMENTS/   HOLDING    ADJUSTMENTS/
                           BANCGROUP     COMBINATION   (DEDUCTIONS)   COMPANY    (DEDUCTIONS)    SUBTOTAL
                          ------------   -----------   ------------   --------   ------------   -----------
Interest income.........  $   146,034     $  2,736      $      --     $  1,695    $      --     $   150,465
Interest expense........       72,602        1,077             --          615           --          74,294
                          -----------     --------      ---------     --------    ---------     -----------
Net interest income.....       73,432        1,659             --        1,080           --          76,171
Provision for possible
 loan losses............        3,670           80                          12                        3,762
                          -----------     --------      ---------     --------    ---------     -----------
Net interest income
 after provision for
 loan losses............       69,762        1,579             --        1,068           --          72,409
                          -----------     --------      ---------     --------    ---------     -----------
Noninterest income......       26,075           95             --          138           --          26,308
Noninterest expense.....       66,934        1,116             --          624           --          68,674
                          -----------     --------      ---------     --------    ---------     -----------
Income before income
 taxes..................       28,903          558             --          582           --          30,043
Applicable income
 taxes..................       10,953          199             --          101                       11,253
                          -----------     --------      ---------     --------    ---------     -----------
Net income..............  $    17,950     $    359      $      --     $    481    $      --     $    18,790
                          ===========     ========      =========     ========    =========     ===========
Average basic shares
 outstanding............   47,779,000      842,157       (842,157)     145,142     (145,142)     49,505,173
                                                          842,157                   884,016
Average diluted shares
 outstanding............   49,178,000      842,157       (842,157)     148,270     (148,270)     50,923,225
                                                          842,157                   903,068
Earnings per share:
 Basic..................  $      0.38                                                           $      0.38
 Diluted................  $      0.37                                                           $      0.37

                               THREE MONTHS ENDED MARCH 31, 1998
                          -------------------------------------------
                          OTHER PROBABLE                   PRO FORMA
                             BUSINESS      ADJUSTMENTS/    COMBINED
                           COMBINATIONS    (DEDUCTIONS)      TOTAL
                          --------------   ------------   -----------
Interest income.........    $    6,268      $       --    $   156,733
Interest expense........         2,769              --         77,063
                            ----------      ----------    -----------
Net interest income.....         3,499              --         79,670
Provision for possible
 loan losses............           107                          3,869
                            ----------      ----------    -----------
Net interest income
 after provision for
 loan losses............         3,392              --         75,801
                            ----------      ----------    -----------
Noninterest income......           453              --         26,761
Noninterest expense.....         1,915              --         70,589
                            ----------      ----------    -----------
Income before income
 taxes..................         1,930              --         31,973
Applicable income
 taxes..................           324              --         11,577
                            ----------      ----------    -----------
Net income..............    $    1,606      $       --    $    20,396
                            ==========      ==========    ===========
Average basic shares
 outstanding............     1,413,854      (1,413,854)    52,631,723
                                             3,126,550
Average diluted shares
 outstanding............     1,413,854      (1,413,854)    54,049,775
                                             3,126,550
Earnings per share:
 Basic..................                                  $      0.39
 Diluted................                                  $      0.38

                                                  THREE MONTHS ENDED MARCH 31, 1997
                          ---------------------------------------------------------------------------------
                          CONSOLIDATED
                            COLONIAL      COMPLETED                     CNB
                           BANCGROUP      BUSINESS     ADJUSTMENTS/   HOLDING    ADJUSTMENTS/
                          (RESTATED)*    COMBINATION   (DEDUCTIONS)   COMPANY    (DEDUCTIONS)    SUBTOTAL
                          ------------   -----------   ------------   --------   ------------   -----------
Interest income.........  $   127,044     $  1,616      $      --     $  1,589    $      --     $   130,249
Interest expense........       62,969          620             --          612           --          64,201
                          -----------     --------      ---------     --------    ---------     -----------
Net interest income.....       64,075          996             --          977           --          66,048
Provision for possible
 loan losses............        3,056          241                          13           --           3,310
                          -----------     --------      ---------     --------    ---------     -----------
Net interest income
 after provision for
 loan losses............       61,019          755             --          964           --          62,738
                          -----------     --------      ---------     --------    ---------     -----------
Noninterest income......       20,105           74             --          125           --          20,304
Noninterest expense.....       50,631          662             --          574           --          51,867
                          -----------     --------      ---------     --------    ---------     -----------
Income before income
 taxes..................       30,493          167             --          515           --          31,175
Applicable income
 taxes..................       11,021           57                         177           --          11,255
                          -----------     --------      ---------     --------    ---------     -----------
Net income..............  $    19,472     $    110      $      --     $    338    $      --     $    19,920
                          ===========     ========      =========     ========    =========     ===========
Average basic shares
 outstanding............   45,969,000      842,157       (842,157)     147,451     (147,451)     47,709,237
                                                          842,157                   898,080
Average diluted shares
 outstanding............   47,845,000      842,157       (842,157)     151,324     (151,324)     49,608,826
                                                          842,157                   921,669
Earnings per share:
 Basic..................  $      0.42                                                           $      0.42
 Diluted................  $      0.41                                                           $      0.40

                               THREE MONTHS ENDED MARCH 31, 1997
                          -------------------------------------------

                          OTHER PROBABLE                   PRO FORMA
                             BUSINESS      ADJUSTMENTS/    COMBINED
                           COMBINATIONS    (DEDUCTIONS)      TOTAL
                          --------------   ------------   -----------
Interest income.........    $    4,893              --    $   135,142
Interest expense........         1,990              --         66,191
                            ----------      ----------    -----------
Net interest income.....         2,903              --         68,951
Provision for possible
 loan losses............           128              --          3,438
                            ----------      ----------    -----------
Net interest income
 after provision for
 loan losses............         2,775              --         65,513
                            ----------      ----------    -----------
Noninterest income......           399              --         20,703
Noninterest expense.....         1,694              --         53,561
                            ----------      ----------    -----------
Income before income
 taxes..................         1,480              --         32,655
Applicable income
 taxes..................           483              --         11,738
                            ----------      ----------    -----------
Net income..............    $      997      $       --    $    20,917
                            ==========      ==========    ===========
Average basic shares
 outstanding............     1,414,211      (1,414,211)    50,843,065
                                             3,133,828
Average diluted shares
 outstanding............     1,414,211      (1,414,211)    52,742,654
                                             3,133,829
Earnings per share:
 Basic..................                                  $      0.41
 Diluted................                                  $      0.40

---------------

* Restated to give retroactive effect to the February 1998 pooling-of-interests business combinations with United American Holding Corporation, First Central Bank and South Florida Banking Corp.

                                                    YEAR ENDED DECEMBER 31, 1997
                          ---------------------------------------------------------------------------------
                          CONSOLIDATED
                            COLONIAL      COMPLETED                     CNB
                           BANCGROUP      BUSINESS     ADJUSTMENTS/   HOLDING    ADJUSTMENTS/
                          (RESTATED)*    COMBINATION   (DEDUCTIONS)   COMPANY    (DEDUCTIONS)    SUBTOTAL
                          ------------   -----------   ------------   --------   ------------   -----------
Interest income.........  $   540,699     $  8,381      $      --     $  6,655    $      --     $   555,735
Interest expense........      267,084        3,286             --        2,603           --         272,973
                          -----------     --------      ---------     --------    ---------     -----------
Net interest income.....      273,615        5,095             --        4,052           --         282,762
Provision for possible
 loan losses............       14,860          874             --           71           --          15,805
                          -----------     --------      ---------     --------    ---------     -----------
Net interest income
 after provision for
 loan losses............      258,755        4,221             --        3,981           --         266,957
                          -----------     --------      ---------     --------    ---------     -----------
Noninterest income......       92,550          362             --          701           --          93,613
Noninterest expense.....      220,232        3,108             --        2,334           --         225,674
                          -----------     --------      ---------     --------    ---------     -----------
Income before income
 taxes..................      131,073        1,475             --        2,348           --         134,896
Applicable income
 taxes..................       48,557          507             --          881           --          49,945
                          -----------     --------      ---------     --------    ---------     -----------
Net income..............  $    82,516     $    968      $      --     $  1,467           --     $    84,951
                          ===========     ========      =========     ========    =========     ===========
Average basic shares
 outstanding............   46,536,000      842,157       (842,157)     147,113     (147,113)     48,274,178
                                                          842,157                   896,021
Average diluted shares
 outstanding............   48,158,000      842,157       (842,157)     150,536     (150,536)     49,917,027
                                                          842,157                   916,870
Earnings per share:
 Basic..................  $      1.77                                                           $      1.76
 Diluted................  $      1.72                                                           $      1.71

                                 YEAR ENDED DECEMBER 31, 1997
                          -------------------------------------------

                          OTHER PROBABLE                   PRO FORMA
                             BUSINESS      ADJUSTMENTS/    COMBINED
                           COMBINATIONS    (DEDUCTIONS)      TOTAL
                          --------------   ------------   -----------
Interest income.........   $    22,271     $        --    $   578,006
Interest expense........         9,397              --        282,370
                           -----------     -----------    -----------
Net interest income.....        12,874              --        295,636
Provision for possible
 loan losses............           245              --         16,050
                           -----------     -----------    -----------
Net interest income
 after provision for
 loan losses............        12,629              --        279,586
                           -----------     -----------    -----------
Noninterest income......         1,743              --         95,356
Noninterest expense.....         7,317              --        232,991
                           -----------     -----------    -----------
Income before income
 taxes..................         7,055              --        141,951
Applicable income
 taxes..................         1,525              --         51,470
                           -----------     -----------    -----------
Net income..............         5,530     $        --    $    90,481
                           ===========     ===========    ===========
Average basic shares
 outstanding............     1,413,785      (1,413,785)    51,402,251
                                             3,128,073
Average diluted shares
 outstanding............     1,413,785      (1,413,785)    53,045,100
                                             3,128,073
Earnings per share:
 Basic..................                                  $      1.76
 Diluted................                                  $      1.71

---------------

* Restated to give retroactive effect to the February 1998 pooling-of-interests business combinations with United American Holding Corporation, First Central Bank and South Florida Banking Corp.

                                                    YEAR ENDED DECEMBER 31, 1996
                          ---------------------------------------------------------------------------------
                          CONSOLIDATED
                            COLONIAL      COMPLETED                     CNB
                           BANCGROUP      BUSINESS     ADJUSTMENTS/   HOLDING    ADJUSTMENTS/
                          (RESTATED)*    COMBINATION   (DEDUCTIONS)   COMPANY    (DEDUCTIONS)    SUBTOTAL
                          ------------   -----------   ------------   --------   ------------   -----------
Interest income.........  $   444,082     $  4,031      $      --     $  6,183           --     $   454,296
Interest expense........      219,494        1,194             --        2,368           --         223,056
                          -----------     --------      ---------     --------    ---------     -----------
Net interest income.....      224,588        2,837             --        3,815           --         231,240
Provision for possible
 loan losses............       13,564          344             --           58           --          13,966
                          -----------     --------      ---------     --------    ---------     -----------
Net interest income
 after provision for
 loan losses............      211,024        2,493             --        3,757           --         217,274
                          -----------     --------      ---------     --------    ---------     -----------
Noninterest income......       74,860          225             --          499           --          75,584
Noninterest expense.....      198,971        1,896             --        2,008           --         202,875
                          -----------     --------      ---------     --------    ---------     -----------
Income before income
 taxes..................       86,913          822             --        2,248           --          89,983
Applicable income
 taxes..................       30,631           93             --          847           --          31,571
                          -----------     --------      ---------     --------    ---------     -----------
Net income..............  $    56,282     $    729      $      --     $  1,401           --     $    58,412
                          ===========     ========      =========     ========    =========     ===========
Average basic shares
 outstanding............   42,839,000      658,452       (658,452)     147,072     (147,072)     44,307,878
                                                          658,452                   810,426
Average diluted shares
 outstanding............   44,776,000      658,452       (658,452)     151,058     (151,058)     46,300,880
                                                          692,490                   832,390
Earnings per share:
 Basic..................  $      1.31                                                           $      1.32
 Diluted................  $      1.27                                                           $      1.27

                                 YEAR ENDED DECEMBER 31, 1996
                          -------------------------------------------

                          OTHER PROBABLE                   PRO FORMA
                             BUSINESS      ADJUSTMENTS/    COMBINED
                           COMBINATIONS    (DEDUCTIONS)      TOTAL
                          --------------   ------------   -----------
Interest income.........   $    17,492     $        --    $   471,788
Interest expense........         7,064              --        230,120
                           -----------     -----------    -----------
Net interest income.....        10,428              --        241,668
Provision for possible
 loan losses............           421              --         14,387
                           -----------     -----------    -----------
Net interest income
 after provision for
 loan losses............        10,007              --        227,281
                           -----------     -----------    -----------
Noninterest income......         1,517              --         77,101
Noninterest expense.....         6,296              --        209,171
                           -----------     -----------    -----------
Income before income
 taxes..................         5,228              --         95,211
Applicable income
 taxes..................         1,645              --         33,216
                           -----------     -----------    -----------
Net income..............         3,583     $        --    $    61,995
                           ===========     ===========    ===========
Average basic shares
 outstanding............     1,408,926      (1,408,926)    47,276,221
                                             2,968,343
Average diluted shares
 outstanding............     1,408,926      (1,408,926)    49,269,221
                                             2,968,343
Earnings per share:
 Basic..................                                  $      1.31
 Diluted................                                  $      1.27

---------------

* Restated to give retroactive effect to the February 1998 pooling-of-interests business combinations with United American Holding Corporation, First Central Bank and South Florida Banking Corp.

                                                     YEAR ENDED DECEMBER 31, 1995
                          ----------------------------------------------------------------------------------
                          CONSOLIDATED
                            COLONIAL      COMPLETED                      CNB
                           BANCGROUP       BUSINESS     ADJUSTMENTS/   HOLDING    ADJUSTMENTS/
                          (RESTATED)*    COMBINATIONS   (DEDUCTIONS)   COMPANY    (DEDUCTIONS)    SUBTOTAL
                          ------------   ------------   ------------   --------   ------------   -----------
Interest income.........  $   371,985      $  1,492      $      --     $  5,686    $      --     $   379,163
Interest expense........      182,441           297             --        2,177           --         184,915
                          -----------      --------      ---------     --------    ---------     -----------
Net interest income.....      189,544         1,195             --        3,509           --         194,248
Provision for possible
 loan losses............       10,180           192                          15                       10,387
                          -----------      --------      ---------     --------    ---------     -----------
Net interest income
 after provision for
 loan losses............      179,364         1,003             --        3,494           --         183,861
                          -----------      --------      ---------     --------    ---------     -----------
Noninterest income......       63,479            76             --          481           --          64,036
Noninterest expense.....      164,739         1,316             --        1,960           --         168,015
                          -----------      --------      ---------     --------    ---------     -----------
Income before income
 taxes..................       78,104          (237)            --        2,015           --          79,882
Applicable income
 taxes..................       27,462            --             --          744                       28,206
                          -----------      --------      ---------     --------    ---------     -----------
Net income..............  $    50,642      $   (237)     $      --     $  1,271    $      --     $    51,676
                          ===========      ========      =========     ========    =========     ===========
Average basic shares
 outstanding............   39,787,000       508,088       (508,088)     147,518     (147,518)     41,193,576
                                                           508,088                   898,488
Average diluted shares
 outstanding............   43,649,000       508,088       (508,088)     149,270     (149,270)     45,066,247
                                                           508,088                   909,159
Earnings per share:
 Basic..................  $      1.27                                                            $      1.25
 Diluted................  $      1.18                                                            $      1.27

                                 YEAR ENDED DECEMBER 31, 1995
                          -------------------------------------------

                          OTHER PROBABLE                   PRO FORMA
                             BUSINESS      ADJUSTMENTS/    COMBINED
                           COMBINATION     (DEDUCTIONS)      TOTAL
                          --------------   ------------   -----------
Interest income.........    $   14,597                    $   393,760
Interest expense........         5,743              --        190,658
                            ----------     -----------    -----------
Net interest income.....         8,854              --        203,102
Provision for possible
 loan losses............           501              --         10,888
                            ----------     -----------    -----------
Net interest income
 after provision for
 loan losses............         8,353              --        192,214
                            ----------     -----------    -----------
Noninterest income......         1,175                         65,211
Noninterest expense.....         5,293              --        173,308
                            ----------     -----------    -----------
Income before income
 taxes..................         4,235              --         84,117
Applicable income
 taxes..................         1,318              --         29,524
                            ----------     -----------    -----------
Net income..............    $    2,917     $        --    $    54,593
                            ==========     ===========    ===========
Average basic shares
 outstanding............     1,377,392      (1,377,392)    44,277,649
                                             3,084,073
Average diluted shares
 outstanding............     1,377,392      (1,377,392)    48,150,320
                                             3,084,073
Earnings per share:
 Basic..................                                  $      1.23
 Diluted................                                  $      1.16

---------------

* Restated to give retroactive effect to the February 1998 pooling-of-interests business combinations with United American Holding Corporation, First Central Bank and South Florida Banking Corp.

                              NONRECURRING CHARGES
                                 (IN THOUSANDS)

     The following table reflects the primary components of the nonrecurring charges and related tax effect which will result directly from the business combinations and which will be included in BancGroup's results. These charges are not reflected in the condensed pro forma statements of income but are reflected in the condensed pro forma statement of condition. (Please refer to BancGroup's Current Report on Form 8-K dated March 16, 1998 and incorporated by reference herein.)

                         COMPLETED BUSINESS COMBINATION

     (1) Possible adjustments applicable to the pooling-of-interests method business combination with Commercial Bank:

Increase in expense:
  Contract buy-outs.........................................  $ (24)
  Professional fees.........................................   (103)
  Write-off of fixed assets.................................   (128)
                                                              -----
Net decrease in income before tax...........................   (255)
Tax effect of the pro forma adjustments.....................     96
                                                              -----
          Net decrease in income............................  $(159)
                                                              =====

                         PENDING BUSINESS COMBINATIONS

     (2) Possible adjustments applicable to the pooling-of-interests method business combination with CNB Holding Company:

Increase in expense:
  Write-off of fixed assets.................................  $  (199)
  Potential severance payable to terminated employees.......      (52)
  Non-compete agreements....................................     (183)
Contract buy-outs...........................................     (570)
Write-off of other assets...................................      (34)
                                                              -------
Net decrease in income before taxes.........................   (1,038)
Tax effect of the pro forma adjustment......................      389
                                                              -------
          Net decrease in income............................  $  (649)
                                                              =======

     (3) Possible adjustments applicable to the pooling-of-interests method business combination with FirstBank:

Increase in expense:
  Professional fees.........................................  $(100)
  Write-off of fixed assets.................................     (8)
                                                              -----
Net decrease in income before tax...........................   (108)
Tax effect of the pro forma adjustment......................     40
                                                              -----
          Net decrease in income............................  $ (68)
                                                              =====

     (4) Possible adjustments applicable to the pooling-of-interests method business combination with First Macon:

Increase in expense:
  Contract buy-outs.........................................  $(153)
  Potential severance payable to terminated employees.......   (162)
  Professional fees.........................................   (305)
  Write-off of other assets.................................    (51)
  Write-off of fixed assets.................................   (328)
                                                              -----
Net decrease in income before tax...........................   (999)
Tax effect of the pro forma adjustment......................    375
                                                              -----
          Net decrease in income............................  $(624)
                                                              =====

                 THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

                  SELECTED FINANCIAL AND OPERATING INFORMATION

     The following tables present certain financial information for BancGroup on a historical basis and pro forma basis. The first table presents historical and pro forma income statement information for the three months ended March 31, 1998 and 1997. The second table presents historical and pro forma income statements for the years ended December 31, 1997, 1996 and 1995 as well as historical for the years ended December 31, 1994 and 1993. The final table presents pro forma and historical statement of condition data and selected ratios as of March 31, 1998 as well as historical as of December 31, 1997, 1996, 1995, 1994 and 1993.

     The pro forma information includes consolidated BancGroup and subsidiaries and CNB Holding Company, Commercial Bank of Nevada, FirstBank and First Macon Bank and Trust. The pro forma balance sheet data gives effect to the combinations as if they had occurred on March 31, 1998 and the pro forma operating data gives effect to the combinations as if they occurred at the beginning of the earliest period presented.

     The following selected financial information should be read in conjunction with the discussion set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and all financial statements included elsewhere in this Prospectus and incorporated by reference. The pro forma information provided below may not be indicative of future results.

                                                               THREE MONTHS ENDED MARCH 31,
                                                      -----------------------------------------------
                                                      BANCGROUP   BANCGROUP    BANCGROUP   BANCGROUP
                                                      PRO FORMA   HISTORICAL   PRO FORMA   HISTORICAL
                                                        1998         1998        1997         1997
                                                      ---------   ----------   ---------   ----------
STATEMENT OF INCOME
Interest income.....................................  $156,733     $146,034    $135,142     $127,044
Interest expense....................................    77,063       72,602      66,191       62,969
                                                      --------     --------    --------     --------
Net interest income.................................    79,670       73,432      68,951       64,075
Provision for possible loan losses..................     3,869        3,670       3,438        3,056
                                                      --------     --------    --------     --------
Net interest income after provision for loan
  losses............................................    75,801       69,762      65,513       61,019
Noninterest income..................................    26,761       26,075      20,703       20,105
Noninterest expense.................................    62,140       58,485      52,804       49,874
Acquisition and restructuring costs and Year 2000
  expenses..........................................     8,449        8,449         757          757
                                                      --------     --------    --------     --------
Income before income taxes..........................    31,973       28,903      32,655       30,493
Applicable income taxes.............................    11,577       10,953      11,738       11,021
                                                      --------     --------    --------     --------
Net income..........................................  $ 20,396     $ 17,950    $ 20,917     $ 19,472
                                                      ========     ========    ========     ========
Income excluding acquisition and restructuring costs
  and Year 2000 expenses............................  $ 26,004     $ 23,558    $ 21,523     $ 20,078
                                                      ========     ========    ========     ========
EARNINGS PER SHARE
Income excluding acquisition and restructuring costs
  and Year 2000 expenses:
  Basic.............................................  $   0.49     $   0.49    $   0.42     $   0.44
  Diluted...........................................  $   0.48     $   0.48    $   0.41     $   0.42
Net income:
  Basic.............................................  $   0.39     $   0.38    $   0.41     $   0.42
  Diluted...........................................  $   0.38     $   0.37    $   0.40     $   0.41
Average shares outstanding
  Basic.............................................    52,632       47,779      50,843       45,969
  Diluted...........................................    54,050       49,178      52,743       47,845
Cash dividends:
  Common............................................  $   0.17     $   0.17    $   0.15     $   0.15

                                 YEAR ENDED DECEMBER 31,                           YEAR ENDED DECEMBER 31,
                            ---------------------------------   --------------------------------------------------------------
                            BANCGROUP   BANCGROUP   BANCGROUP   BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP
                            PRO FORMA   PRO FORMA   PRO FORMA   HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL
                              1997        1996        1995        1997*        1996*        1995*        1994*        1993*
                            ---------   ---------   ---------   ----------   ----------   ----------   ----------   ----------
STATEMENT OF INCOME
Interest income...........  $578,006    $471,788    $393,760     $540,699     $444,082     $371,985     $278,223     $224,209
Interest expense..........   282,370     230,120     190,658      267,084      219,494      182,441      113,715       88,568
                            --------    --------    --------     --------     --------     --------     --------     --------
Net interest income.......   295,636     241,668     203,102      273,615      224,588      189,544      164,508      135,641
Provision for possible
  loan losses.............    16,050      14,387      10,888       14,860       13,564       10,180        8,943       14,437
                            --------    --------    --------     --------     --------     --------     --------     --------
Net interest income after
  provision for loan
  losses..................   279,586     227,281     192,214      258,755      211,024      179,364      155,565      121,204
Noninterest income........    95,356      77,101      65,211       92,550       74,860       63,479       56,567       53,655
Noninterest expense.......   226,528     192,788     171,570      213,769      182,588      163,001      154,083      135,471
SAIF special assessment...        --       4,465          --           --        4,465           --           --           --
Acquisition and
  restructuring costs.....     6,463      11,918       1,738        6,463       11,918        1,738        1,348          960
                            --------    --------    --------     --------     --------     --------     --------     --------
Income before income
  taxes...................   141,951      95,211      84,117      131,073       86,913       78,104       56,701       38,428
Applicable income taxes...    51,470      33,216      29,524       48,557       30,631       27,462       18,610       12,216
                            --------    --------    --------     --------     --------     --------     --------     --------
Income before
  extraordinary items.....    90,481      61,995      54,593       82,516       56,282       50,642       38,091       26,212
Extraordinary items.......        --          --          --           --           --           --           --         (396)
Cumulative effect of a
  change in accounting....        --          --          --           --           --           --           --        3,890
                            --------    --------    --------     --------     --------     --------     --------     --------
Net income................  $ 90,481    $ 61,995    $ 54,593     $ 82,516     $ 56,282     $ 50,642     $ 38,091     $ 29,706
                            ========    ========    ========     ========     ========     ========     ========     ========
Income excluding SAIF
  special assessment and
  acquisition and
  restructuring costs.....  $ 95,651    $ 74,432    $ 55,983     $ 87,686     $ 68,719     $ 52,032     $ 39,169     $ 26,980
                            ========    ========    ========     ========     ========     ========     ========     ========
EARNINGS PER SHARE
Income excluding SAIF
  special assessment and
  acquisition and
  restructuring costs:
  Basic...................  $   1.86    $   1.57    $   1.26     $   1.88     $   1.60     $   1.31     $   1.05     $   0.80
  Diluted.................  $   1.81    $   1.51    $   1.16     $   1.83     $   1.54     $   1.22     $   0.98     $   0.76
Income before
  extraordinary items:
  Basic...................  $   1.76    $   1.31    $   1.23     $   1.77     $   1.31     $   1.27     $   1.02     $   0.78
  Diluted.................  $   1.71    $   1.27    $   1.16     $   1.72     $   1.27     $   1.18     $   0.96     $   0.74
Net income:
  Basic...................  $   1.76    $   1.31    $   1.23     $   1.77     $   1.31     $   1.27     $   1.02     $   0.89
  Diluted.................  $   1.71    $   1.27    $   1.16     $   1.72     $   1.27     $   1.18     $   0.96     $   0.84
Average shares
  outstanding:
  Basic...................    51,402      47,276      44,278       46,536       42,839       39,787       37,361       33,512
  Diluted.................    53,045      49,269      48,150       48,158       44,776       43,649       40,993       37,465
Cash dividends:
  Common**................  $   0.60    $   0.54    $ 0.3375     $   0.60     $   0.54     $ 0.3375     $     --     $     --
  Class A**...............        --          --    $ 0.1125           --           --     $ 0.1125     $  0.400     $  0.355
  Class B**...............        --          --    $ 0.0625           --           --     $ 0.0625     $  0.200     $  0.155

---------------

 * Restated to give retroactive effect to the February 1998 pooling-of-interests business combinations with United American Holding Corporation, First Central Bank and South Florida Banking Corp.
** The pro forma cash dividends are equal to the historical BancGroup cash dividends.

                                  MARCH 31,                                   DECEMBER 31,
                           -----------------------   --------------------------------------------------------------
                           BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP
                           PRO FORMA    HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL
                              1998         1998        1997*        1996*        1995*        1994*        1993*
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
STATEMENT OF CONDITION
  DATA
At year end:
Total assets.............  $8,583,805   $8,006,359   $7,442,661   $6,165,691   $5,370,361   $4,214,492   $4,022,477
  Loans, net of unearned
    inc..................   5,982,154    5,655,164    5,585,901    4,558,780    3,924,785    2,959,565    2,468,564
  Mortgage loans held for
    sale.................     455,716      455,716      225,331      157,966      116,688       61,556      368,515
  Deposits...............   6,597,220    6,082,744    5,771,702    4,728,896    4,223,539    3,378,252    3,252,771
  Long-term debt.........     460,426      460,426      315,252       39,092       48,688       89,040       57,397
  Shareholders' equity...     613,287      571,586      543,262      443,391      388,770      298,812      279,300
Average daily balances
  Total assets...........   8,153,877    7,620,638    6,911,648    5,742,474    4,756,418    4,028,482    3,308,106
  Interest-earning
    assets...............   7,384,097    6,881,562    6,325,872    5,253,921    4,347,437    3,645,499    2,945,172
  Loans, net of unearned
    income...............   6,002,919    5,675,060    5,184,653    4,240,554    3,371,192    2,669,363    1,988,563
  Mortgage loans held for
    sale.................     254,992      254,992      149,309      135,135       98,785      135,046      248,502
  Deposits...............   6,238,072    5,852,198    5,442,818    4,463,015    3,787,613    3,280,208    2,666,025
  Shareholders' equity...     604,306      562,172      504,739      423,289      339,734      292,892      220,802
Book value per share.....  $    11.57   $    11.88   $    11.52   $    10.23   $     9.38   $     7.88   $     7.66
Tangible book value per
  share..................       10.10        10.24        10.05         9.54         8.65         7.37         7.21
SELECTED RATIOS
Income excluding SAIF
  special assessment,
  acquisition and
  restructuring costs and
  Year 2000 expenses to:
  Average assets.........       1.28%        1.25%        1.27%        1.20%        1.09%        0.97%        0.82%
  Average stockholders'
    equity...............      17.21%       16.99%       17.37%       16.23%       15.32%       13.37%       12.22%
Income before
  extraordinary items and
  the cumulative effect
  of a change in
  accounting for income
  taxes to:
  Average assets.........       1.00%        0.96%        1.19%        0.98%        1.06%        0.95%        0.90%
  Average stockholders'
    equity...............       13.50        12.95        16.35        13.30        14.91        13.01        11.87
Net income to:
  Average assets.........        1.00         0.96         1.19         0.98         1.06         0.95         0.90
  Average stockholders'
    equity...............       13.50        12.95        16.35        13.30        14.91        13.01        13.45
Efficiency ratio(1)......       68.83        66.81        57.94        60.46        63.89        69.00        71.23
Dividend payout..........       37.50        44.74        33.90        41.22        35.43        39.22        40.34

                                  MARCH 31,                                   DECEMBER 31,
                           -----------------------   --------------------------------------------------------------
                           BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP
                           PRO FORMA    HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL
                              1998         1998        1997*        1996*        1995*        1994*        1993*
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
Average equity to average
  assets.................        7.41         7.38         7.30         7.37         7.14         7.27         6.67
Allowance for possible
  loan losses to total
  loans (Net of unearned
  income)................       1.23%        1.22%        1.21%        1.27%        1.29%        1.54%        1.59%

---------------

 * Restated to give retroactive effect to the February 1998 pooling-of-interests business combinations with United American Holding Corporation, First Central Bank and South Florida Banking Corp.
(1) Legislation approving a one-time special assessment to recapitalize the Savings Association Insurance Fund ("SAIF") resulted in $4,465,000 in expense before income taxes and $2,903,000 net of applicable income taxes in 1996.

                              CNB HOLDING COMPANY

                            SELECTED FINANCIAL DATA

                                     AT AND FOR THE
                                   THREE MONTHS ENDED
                                        MARCH 31,                                AT AND FOR THE YEAR ENDED
                                -------------------------   -------------------------------------------------------------------
                                   1998          1997          1997          1996          1995          1994          1993
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
AT PERIOD END:
Cash and cash equivalents.....  $ 3,915,990   $ 2,359,226   $ 3,503,730   $ 4,371.064   $ 2,646,109   $ 2,340,522   $ 2,557,880
Federal Funds Sold............    5,523,000    11,501,000                   3,130,000     8,780,000     7,260,000     9,045,000
Securities available for
  sale........................   12,160,883                  11,147,050
Securities held to maturity...    1,992,722    10,578,188     4,988,839    22,581,157    22,078,352    21,043,897    19,755,450
Loans, net of unearned
  income......................  $60,682,894   $56,728,867   $59,948,717   $54,152,542   $42,483,888   $37,339,178   $33,019,809
Allowance for possible loan
  losses......................     (430,534)     (396,483)     (418,534)     (378,606)     (336,231)     (322,186)     (297,660)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Loans, net....................   60,252,360    56,332,384    59,530,183    53,773,936    42,147,657    37,016,992    32,722,149
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Property & Equipment..........    3,078,190     3,023,849     3,107,632     3,051,026     2,492,629     2,312,914     1,466,653
Accrued Interest receivable...      436,993       416,531       488,686       427,567       415,544       350,795       295,615
Other Assets..................      656,365       233,607       507,201       187,819       174,941       311,547       989,257
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total assets..............  $88,016,503   $84,444,785   $83,273,321   $87,522,569   $78,735,232   $70,636,667   $66,832,004
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
DEPOSITS
Demand........................  $16,290,034   $14,717,745   $15,739,162   $11,804,903   $11,350,636   $ 9,708,129   $ 9,073,586
Interest Bearing..............   10,234,708     9,845,127     9,442,083    16,539,432    19,216,605    20,980,532    20,047,019
Now Account...................    7,293,230     6,851,225     5,734,663     6,566,616     5,082,893     6,214,405     4,999,561
Savings.......................    4,409,430     4,001,048     3,835,413     4,349,941     4,458,230     4,952,253     4,609,366
Time Deposits .$100,000.......    8,176,710    11,030,494     8,340,376    10,960,233     5,638,683     5,032,591     2,132,364
Other Deposits................   32,984,905    29,398,974    31,786,289    29,174,334    25,585,769    17,208,743    20,179,803
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total Deposits............  $79,389,017   $75,844,613   $74,877,986   $79,395,459   $71,332,816   $64,096,653   $61,041,699
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Other liabilities.............  $   144,226   $   491,817   $   117,729   $   212,252   $   195,691   $   203,920   $   188,701
Notes Payable.................           --            --            --            --            --            --       300,000
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total Liabilities.........  $79,533,243   $76,336,430   $74,995,715   $79,607,711   $71,528,507   $64,300,573   $61,530,400
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
STOCKHOLDERS' EQUITY
Common Stock..................  $   152,835   $   149,875   $   152,355   $   149,775   $   148,550   $   146,875   $   145,100
Capital Surplus...............      762,363       687,443       750,603       685,143       656,968       618,443       577,618
Unrealized Gains..............       60,723            --        19,115            --            --            --            --
Retained Earnings.............    8,227,820     7,403,562     7,964,858     7,212,465     6,401,207     5,570,776     4,578,886
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total.....................  $ 9,203,741   $ 8,240,880   $ 8,886,931   $ 8,047,383   $ 7,206,725   $ 6,336,094   $ 5,301,604
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Treasury Stock................     (720,481)     (132,525)     (609,325)     (132,525)           --            --            --
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total Stockholders'
      Equity..................  $ 8,483,260   $ 8,108,355   $ 8,277,606   $ 7,914,858   $ 7,206,725   $6,336,094..  $ 5,301,604
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total Liabilities and
      stockholders' equity....  $88,016,503   $84,444,785   $83,273,321   $87,522,569   $78,735,232   $70,636,667   $66,832,004
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
FOR THE PERIOD:
Total Interest Income.........  $ 1,695,333   $ 1,589,424   $ 6,654,990   $ 6,182,623    45,685,540   $ 4,743,727   $ 4,184,884
Total Interest Expense........      614,808       611,685     2,603,470     2,368,377     2,176,769     1,615,784     1,425,753
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Interest Income...........    1,080,525       977,739     4,051,520     3,814,246     3,508,771     3,127,943     2,759,131
Provision for possible loan
  losses......................       12,000        13,000        70,500        58,100        15,000        43,000        26,000
Noninterest income............      137,934       124,688       701,329       499,042       481,431       490,653       487,585
Noninterest expense...........      624,088       574,316     2,334,447     2,007,486     1,959,777     1,967,397     1,901,864
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income before income taxes....      582,371       515,111     2,347,902     2,247,702     2,015,425     1,608,199     1,318,852
Income taxes..................      100,589       176,564       881,034       846,894       743,694       616,309       482,356
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Net Income................  $   481,782   $   338,547   $ 1,466,868   $ 1,400,808   $ 1,271,731   $   991,890   $   836,496
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Net Income per share..........         3.25          2.24          9.75          9.28          8.53          6.81          5.76
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Weighted average number of
  shares outstanding..........      148,217       151,279       150,379       150,957       149,044       145,697       145,100
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Actual shares outstanding at
  end of period...............      152,835       149,875       152,355       149,775       148,550       146,875       145,100
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Book value per share..........  $     60.22   $     54.99   $     58.33   $     53.73   $     48.51   $     43.14   $     36.54
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========

                                     AT AND FOR THE
                                   THREE MONTHS ENDED
                                        MARCH 31,                                AT AND FOR THE YEAR ENDED
                                -------------------------   -------------------------------------------------------------------
                                   1998          1997          1997          1996          1995          1994          1993
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
RATIOS AND OTHER DATA:
Return on average assets......         2.25%         1.57%         1.72%         1.69%         1.70%         1.44%         1.31%
Return on average equity......        23.00         16.90         18.12         18.53         18.78         17.05         17.16
Average equity to average
  earning assets..............         9.79          9.32          9.72          8.64          8.60          8.24          7.30
Net yield on average earning
  assets......................         8.99          8.84          8.72          8.76          9.26          8.56          7.94
Average earning assets to
  average interest-bearing
  liabilities.................       140.13        133.60        134.77        130.32        130.60        128.89        129.47
Noninterest expense to average
  assets......................         2.91          2.67          2.73          2.41          2.62          2.86          2.99
Nonperforming assets as
  percent of total assets.....          .13           .13           .15           .14           .00           .37           .27
Allowance for loan losses to
  total loans.................          .71           .70           .70           .70           .79           .86           .90

                              CNB HOLDING COMPANY

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     CNB's results of operations are primarily dependent upon the results of operations of the Bank. The Bank conducts commercial banking business consisting of attracting deposits from the general public and applying those funds to the origination of commercial, consumer and real estate loans (including commercial loans collateralized by real estate). The Bank's profitability depends primarily on net interest income, which is the excess of interest income generated from interest-bearing assets (i.e., loans, investments and federal funds sold) over interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rate earned and paid on these balances. Net interest income is dependent upon the Bank's interest-rate spread which is the excess of average yield earned on its interest-earning assets over the average rate paid on its interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. The interest-rate spread is impacted by interest rates and the amounts of deposits and loans. Additionally, the Bank's profitability is affected by such factors as the level of non-interest income and expenses and the provision for credit losses. Non-interest income consists primarily of service fees on deposit accounts. Non-interest expense consists primarily of compensation of employee benefits, occupancy and equipment expenses, professional fees, data processing costs, deposit insurance premiums paid to the FDIC and other operating expenses.

     Management's discussion of earnings and analysis of earnings and related financial data are presented herein to assist investors in understanding the financial condition of CNB at, and the results of operations of CNB for the three months ended, March 31, 1998 and 1997, and the years ended December 31, 1997, 1996 and 1995. This discussion should be read in conjunction with the consolidated financial statements and related footnotes of CNB presented elsewhere herein.

LIQUIDITY

     Liquidity management involves the ability to meet the cash flow requirements of customers who may be depositors wanting to withdraw their funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. In the ordinary course of business, the Bank's cash flows are generated from interest and fee income, as well as from loan repayments and the maturity of investment securities held-to-maturity. In addition to cash and due from banks, the Bank considers all securities available-for-sale and federal funds sold as primary sources of asset liquidity. Many factors affect the ability to accomplish these liquidity objectives successfully, including the economic environment, and the asset/liability mix within the balance sheet, as well as the Bank's reputation in the community. At December 31, 1997 and March 31, 1998, the Bank had commitments to originate loans totaling $7.5 million, and $8.9 million, respectively. In addition, scheduled maturities of certificates of deposit during the year ended December 31, 1997 and the first 3 months following totaled $40.1 million and $41.2 million, respectively. Management believes that the Bank has adequate resources to fund all of its commitments, that substantially all of its existing commitments will be funded within 12 months and, if so desired, that the Bank can adjust the rates and terms on certificates of deposit and other deposit accounts to retain deposits in a changing interest rate environment.

     A national-chartered commercial bank is required to maintain a liquidity reserve of at least 3% of its deposits accounts. The liquidity reserve may consist of cash on hand, cash on demand deposit with other correspondent banks, and other investments and short-term marketable securities as determined by the rules of the OCC, such as federal fund sold and United States securities or securities guaranteed by the United States. As of December 31, 1997 and March 31, 1998, the Bank's liquidity ratio was 25.22% and 23.18% respectively.

CAPITAL RESOURCES

     CNB's total stockholders' equity was $8.278 and $7.915 million as of December 31, 1997 and 1996, respectively, which represents an increase of $363,000. This increase was the result of 1997's net income of $1.467 million, $68,040 received from stock options exercised, $142,500 in Treasury Stock issued and a $19,115 change in the unrealized securities gain, offset by payment of dividends in the amount of $664,975 and payment of $668,800 for stock repurchases (pursuant to an offer by CNB to its shareholders to repurchase CNB Common Stock at $57.00 per share in 1995). This amount also includes stock which was acquired by CNB from shareholders who were not eligible to hold S corporation stock. In 1997, CNB filed an election to be treated as an S corporation under the Code as of January 1, 1998. From December 31, 1997 to March 31, 1998, CNB's stockholders' equity increased $205,000 from $8.278 million to $8.483 million. This increase was the result of net income for the first three months of 1998 of $481,782, stock options exercised of $12,240, and the change in unrealized securities gain of $41,608, offset by the repurchase of stock of $111,156 and the payment of dividends of $218,820. CNB's total stockholders' equity was 9.94%, 9.04%, and 9.63% of the total assets as of December 31, 1997, December 31, 1996, and March 31, 1998, respectively.

     The Federal banking regulatory authorities have adopted certain "prompt corrective action" rules with respect to depository institutions. The rules establish five capital tiers: "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized" and "critically undercapitalized". The various federal bank regulatory agencies have adopted regulations to implement the capital rules by, among other things, defining the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risked based capital ratio of 6% or greater, a Tier 1 leverage ratio of 5% or greater and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level. At December 31, 1997 and March 31, 1998, the Bank met the capital ratios of a "well capitalized" financial institution with a total risk-based capital ratio of 16.1% and 16.7%, respectively, a Tier 1 risk-based capital ratio of 15.2% and 15.9%, respectively, and a Tier 1 leverage ratio of 8.9% and 9.4%, respectively. Depository institutions which fall below the "adequately capitalized" category generally are prohibited from making any capital distribution, are subject to growth limitations, and are required to submit a capital restoration plan. There are a number of requirements and restrictions that may be imposed on institutions treated as "significantly undercapitalized" and, if the institution is "critically undercapitalized", the banking regulatory agencies have the right to appoint a receiver or conservator.

     In accordance with risk capital guidelines issued by the OCC, the Bank is required to maintain a minimum standard of total capital to risk-weighted assets of 8%. Additionally, the OCC requires banks to maintain a minimum leverage-capital ratio Tier 1 capital (as defined) to total assets. The leverage-capital ratio ranges from 3% to 5% based on the bank's rating under the regulatory rating system. The required leverage-capital ratio for CNB at December 31, 1997 was 4.0%. The following table summarizes the regulatory capital levels and ratios for the Bank:

                                                              ACTUAL    REGULATORY
                                                              RATIOS    REQUIREMENT
                                                              ------    -----------
AT MARCH 31, 1998:
  Total capital to risk-weighted assets.....................  16.74%     >= 8.0%
  Tier 1 capital to risk-weighted assets....................  15.88      >= 4.0
  Tier 1 capital to total assets............................   9.42      >= 4.0
AT DECEMBER 31, 1997:
  Total capital to risk-weighted assets.....................   16.1      >= 8.0
  Tier 1 capital to risk-weighted assets....................   15.2      >= 4.0
  Tier 1 capital to total assets............................    8.9      >= 4.0
AT DECEMBER 31, 1996:
  Total capital to risk-weighted assets.....................   14.9      >= 8.0
  Tier 1 capital to risk-weighted assets....................   14.1      >= 4.0
  Tier 1 capital to total assets............................    8.7      >= 4.0

                                                              ACTUAL    REGULATORY
                                                              RATIOS    REQUIREMENT
                                                              ------    -----------
AT DECEMBER 31, 1995:
  Total capital to risk-weighted assets.....................   15.1      >= 8.0
  Tier 1 capital to risk-weighted assets....................   14.3      >= 4.0
  Tier 1 capital to total assets............................    8.2      >= 4.0

RESULTS OF OPERATIONS

General

     CNB's net income before taxes was $582,371 or $3.93 per share for the three months ended March 31, 1998, as compared to $515,111 or $3.42 per share for the three months ended March 31, 1997, an increase of $67,260. CNB's net income for the year ended December 31, 1997 was $1,466,868, as compared to net income for the year ended December 31, 1996 of $1,400,808 an increase of $66,060 or 4.7%.

     The following table presents information regarding (i) the total dollar amount of CNB's interest income from interest-earning assets and the resulting average yield; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resulting average cost, (iii) net interest income; (iv) net interest spread; and (v) net interest margin, for the periods indicated:

                                                       THREE MONTHS ENDED MARCH 31,
                                   ---------------------------------------------------------------------
                                                 1998                                1997
                                   ---------------------------------   ---------------------------------
                                     AVERAGE                  YIELD/     AVERAGE                  YIELD/
                                     BALANCE      INTEREST     RATE      BALANCE      INTEREST     RATE
                                   -----------   ----------   ------   -----------   ----------   ------
                                                 ASSETS
Interest earning assets:
Loans(1).........................  $61,252,358   $1,444,688    9.43%   $55,732,520   $1,298,589    9.32%
Investments......................   13,540,814      207,852    6.14     10,729,170      150,645    5.62
Federal funds sold...............    3,230,589       42,793    5.30     10,857,956      140,181    5.16
                                   -----------   ----------    ----    -----------   ----------    ----
Total earning assets.............   78,023,761    1,695,333    8.69     77,319,646    1,589,415    8.22
                                                 ----------    ----                  ----------    ----
Non-earning assets...............    6,487,426                           5,623,366
                                   -----------                         -----------
Total assets.....................  $84,511,187                         $82,943,012
                                   ===========                         ===========
                                  LIABILITIES AND STOCKHOLDERS' EQUITY

Savings and NOW accounts.........  $10,663,758   $   32,894    1.23%   $11,038,063   $   34,180    1.24%
Money market accounts............    9,823,242       49,566    2.02     11,291,736       60,318    2.14
Certificates of deposit..........   40,689,071      533,092    5.24     39,852,002      520,008    5.22
Borrowings.......................       31,989          524    6.55              0        00.00
                                   -----------   ----------    ----    -----------   ----------    ----
Total interest bearing
  liabilities....................   61,208,060      616,076    4.03     62,181,801      614,506    3.95
                                   -----------   ----------    ----    -----------   ----------    ----
Non-interest bearing
  liabilities....................   14,922,695                          12,749,704
Shareholders' equity.............    8,380,432                           8,011,607
                                   -----------                         -----------
Total liabilities and
  shareholders' equity...........  $84,511,187                         $82,943,012
                                   ===========                         ===========
Spread and interest differential:
Net interest income..............                $1,079,257                          $  974,909
                                                 ==========                          ==========
Interest-rate spread(2)..........                              4.66%                               4.27%
                                                               ====                                ====
Net interest margin(3)...........                              5.53%                               5.04%
                                                               ====                                ====
Ratio of average earning assets
  to average interest bearing
  liabilities....................         1.23                                1.12
                                          ====                                ====

                                                                   YEAR ENDED DECEMBER 31,
                             ----------------------------------------------------------------------------------------------------
                                          1997                              1996                               1995
                             -------------------------------   -------------------------------   --------------------------------
                               AVERAGE       YIELD/              AVERAGE       YIELD/              AVERAGE       YIELD/
                               BALANCE      INTEREST    RATE     BALANCE      INTEREST    RATE     BALANCE      INTEREST    RATE
                             -----------   ----------   ----   -----------   ----------   ----   -----------   ----------   -----
                                                             ASSETS
Interest earning assets:
  Loan(1)..................  $58,250,103   $5,425,123   9.31%  $48,692,381   $4,702,731   9.66%  $40,533,686   $4,152,287   10.24%
  Invest...................   14,443,684      867,639   6.01    19,517,452    1,103,832   5.66    21,294,018    1,144,793    5.38
  Federal funds sold.......    6,782,249      362,228   5.34     7,677,052      373,884   4.87     7,127,818      387,875    5.44
                             -----------   ----------   ----   -----------   ----------   ----   -----------   ----------   -----
Total earning assets.......   79,476,036    6,654,990   8.37    75,886,885    6,180,447   8.14    68,955,522    5,684,955    8.24
                             -----------   ----------   ----   -----------   ----------   ----   -----------   ----------   -----
Non-earning assets.........    5,791,922                            57,675                            42,797
                             -----------                       -----------                       -----------
Total assets...............  $85,267,958                       $75,944,560                       $68,998,319
                             ===========                       ===========                       ===========
                                              LIABILITIES AND STOCKHOLDERS' EQUITY
Savings and NOW............   10,316,823      132,775   1.29    10,863,469      142,882   1.32    10,292,834      182,030    1.77
Money market...............   10,612,701      221,590   2.09    15,722,519      351,380   2.23    16,360,189      428,502    2.62
CD's.......................   42,262,362    2,259,927   5.35    36,174,803    1,887,743   5.22    29,109,173    1,571,142    5.40
Borrowings.................        8,192          500   6.10        15,691          876   5.58        21,130        1,302    6.16
                             -----------   ----------   ----   -----------   ----------   ----   -----------   ----------   -----
Total interest-bearing
  liabilities..............   63,200,078    2,614,792   4.14    62,776,483    2,382,881   3.80    55,783,326    2,182,976    3.91
                             -----------   ----------   ----   -----------   ----------   ----   -----------   ----------   -----
Non-interest bearing
  liabilities..............   13,971,648                        12,512,050                        10,810,476
Shareholders' equity.......    8,096,232                         6,771,410                         4,875,496
                             -----------                       -----------                       -----------
Total liabilities and
  shareholders' equity.....  $85,267,958                       $82,059,943                       $71,469,298
                             ===========                       ===========                       ===========
Spread and interest
  differential:
  Net interest income......                $4,040,198                        $3,797,566                        $3,501,979
                                           ==========                        ==========                        ==========
Interest-rate spread(2)....                             4.23%                             4.34%                              4.33%
                                                        ====                              ====                              =====
Net Interest margin(3).....                             5.08%                             5.00%                              5.08%
                                                        ====                              ====                              =====
Ratio of average earning
  assets to average
  interest bearing
  liabilities..............         1.20%                             1.07%                             1.07%
                                     ===                               ===                               ===

---------------

(1) Includes loans on non-accrual status.
(2) Interest-rate spread represents the excess of the average yield on interest-earning assets over the average cost of interest-bearing liabilities.
(3) Net interest margin represents net interest income (annualized) divided by average interest-earning assets.

  Net Interest Income

     Net interest income, which constitutes the principal source of income for CNB, represents the excess of interest income on interest-earning assets over interest expense on interest-bearing liabilities. The principal interest earning assets are federal funds sold, investment securities and loans receivable. Interest-bearing liabilities primarily consist of time deposits, interest-bearing checking accounts ("NOW accounts"), savings deposits and money market accounts. Funds attracted by these interest-bearing liabilities are invested interest-earning assets. Accordingly, net interest income depends upon the volume of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on them.

     CNB's net interest income was $1.1 million for the three months ended March 31, 1998 compared to $1.0 million for the three months ended March 31, 1997, an increase of $.1 million or 10.00%. The change resulted from an increase in earning assets of $3.5 million or 4.8%. Net interest income was $4.0 million for the year ended December 31, 1997 compared with $3.8 million for the year ended December 31, 1996, an increase of $0.2 million or 5.2%.

     During the three month period ending March 31, 1998, interest income on investments and federal funds sold decreased by $40,183 from the three month period ending March 31, 1997. This decrease was attributable almost entirely to a decrease of $4.8 million in average balances of investments and federal funds sold from $21.5 million for the three months ending March 31, 1997 to $16.7 million for the period ending March 31, 1998. Interest income on investments and federal funds sold decreased $247,850 from the year ended December 31, 1996 to year ended December 31, 1997. Most of this decrease was attributable to a decrease in investable federal fund balances.

     During the three months ending March 31, 1998, interest expense on interest bearing liabilities increased by $3,123 over the three month period ending March 31, 1997. Most of this increase was attributable to an increase of $1.1 million in average interest bearing liabilities from $61.1 million for the three months ended March 31, 1997, to $62.2 million for three months ended March 31, 1998. Interest expense on interest bearing liabilities increased $.2 million from $2.4 million for the year ended December 31, 1996, to $2.6 million for the year ended December 31, 1997. This increase was primarily attributable to an increase in certificate of deposit rates paid. Several special certificate of deposit programs were promoted offering premium rates with the objective of increasing deposits. The overall result was an increase in the net interest spread of 40 basis points to 4.66% for the three month period ending March 31, 1998 from 4.27% for the three months ending March 31, 1997.

  Provision for Loan Losses

     The provision for loan losses is charged to earnings to bring the allowance for loan losses to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by CNB, the amounts of non-performing loans, general economic conditions, particularly as they relate to CNB's market area, and other factors related to the collectibility of CNB's loan portfolio. For the three months ended March 31, 1998, the provision for loan losses was $12,000, as compared to $13,000 for the three months ended March 31, 1997. This decrease of $1,000 was attributable solely to management's desire to maintain reserves at consistent level. For the year ended December 31, 1997, the provision for loan losses was $70,500 as compared to $58,100 for the year ended December 31, 1996, an increase of $12,400.

  Noninterest Income

     Noninterest income is primarily composed of deposit service charges and fees and mortgage origination fees. Noninterest income was $138,000 for the three months ended March 31, 1998 versus $125,000 for the three months ended March 31, 1997, or an increase of $13,000, or 10.4%. This increase was attributable to service charges and fees on deposit accounts resulting from a 10.15% increase in demand deposits, coupled with an attempt to minimize waived service charges. During the year ended December 31, 1997, noninterest income increased to $700,000 from $499,000 during the year ended December 31, 1996, an increase of $201,000, or 40.3%. Of this increase, $123,000 or 25.0%, was due to the gain on sale of assets. The increase also was due to management's ongoing attempts to minimize waived service charges.

  Noninterest Expenses

     During the three months ended March 31, 1998, noninterest expenses increased to $624,000 from $574,000 during the three months ended March 31, 1997, or an increase of 8.7%. During the year ended December 31, 1997, noninterest expenses increased to $2.3 million from $2.0 million during the year ended December 31, 1996, an increase of $0.3 million, or 15.0%. The following sets forth additional information on certain noninterest expense categories which had significant changes.

     During the three months ended March 31, 1998, compensation and benefits were 333,000 compared to $319,000 for the three months ended March 31, 1997, an increase of $14,000 or 4.4%. During the year ended December 31, 1997, compensation and benefits increased to $1.3 million from $1.1 million during the year ended December 31, 1996, an increase of $200,000 or 18.2%. These changes were primarily due to an increase in the number of employees at the Bank commensurate with the growth of the Bank and annual compensation and benefit increases for employees.

     Occupancy and related furniture and equipment expenses were $84,113 during the three months ended March 31, 1998 compared to $82,520 during the three months ended March 31, 1997 an increase of $1,593 or 1.9%. For the year ended December 31, 1997, occupancy and related furniture and equipment expenses decreased to $338,987 compared to $393,648 for the period ending December 31, 1996, a decrease of $54,661 or 13.9%. The reason for the moderate increase in occupancy related expenses for the year to date periods ending March 31, 1997 and March 31, 1998 related to the full depreciation of assets, and the purchase of new equipment which resulted in lower repair and maintenance expense.

  Other Noninterest Expense

     For the three months ended March 31, 1998, other noninterest expense increased to $207,274 from $172,329 for March 31, 1997, an increase of $34,945 or 20.3%. For the year ended December 31, 1997, other noninterest expense increased to $702,766 from $475,160 at December 31, 1996, an increase of $227,606 or 47.9%. The cause for the increase was due mainly to the cost of a data processing system conversion in July 1997 and increased costs of contract services.

     FDIC premium expense increased to $2,414 for the three months ended March 31, 1998 from $1,902 for the period ended March 31, 1997, an increase of $512 or 26.9% due to higher FDIC rates in 1998. For the year ended December 31, 1997, FDIC premium expense was $9,220 up $7,220 from $2,000 for the year ended December 31, 1996. The increase was due to year ended December 31, 1996 lower FDIC assessments, attributable to a significant reduction in FDIC premiums following recapitalization of the insurance fund in 1996. FDIC premiums continued to increase in 1998 due to increased deposit balances.

  Income Tax Provision

     During the three months ended March 31, 1998 the income tax provision decreased to $100,589 from $176,564 for the three month period ended March 31, 1997, a decrease of $75,975 or 43.03%. The decrease was due to CNB electing to be treated as an S Corporation for tax purposes as of January 1, 1998. The income tax expense reflected in the three months ended March 31, 1998 was the write-off of a net deferred tax asset carried from prior years when the Company was a taxpaying corporation. During the years ended December 31, 1997 and 1996, CNB recorded a provision for income taxes of $881,034 and $846,894, respectively, reflecting a fully effective income tax rate of 37.5% in 1997 and 37.7% in 1996.

  Asset/Liability Management

     A principal objective of the Bank's asset/liability management strategy is to minimize its exposure to changes in interest rates by matching the maturity and repricing horizons of interest-earning assets and interest-bearing liabilities. The strategy is overseen in part through the direction of the Bank's Asset and Liability Committee (the "ALCO Committee") which establishes policies and monitors results to control interest rate sensitivity.

     Management evaluates interest rate risk and then formulates guidelines regarding asset generation and repricing, funding sources and pricing, and off-balance sheet commitments in order to maintain interest rate risk within target levels for the appropriate level of risk determined by the ALCO Committee.

     As a part of the Bank's interest-rate risk management policy, the ALCO Committee examines the extent to which its assets and liabilities are "interest-rate sensitive" and monitors the Bank's interest-rate sensitivity "gap". An asset or liability is considered to be interest-rate sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest-rate sensitivity gap is the difference between interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase of net interest income, while a positive gap would tend to adversely affect net interest income.

     A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, the ALCO Committee also evaluates how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable-interest rate mortgage loans, have features (generally referred to as "interest rate caps") which limit changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, repayments (on loans and mortgage-backed securities) and early withdrawal (of deposit accounts) levels also could deviate significantly from those assumed in calculating the interest gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

     Management's strategy is to maintain a relatively balanced interest-rate risk position to protect its net interest margin from market fluctuations. To this end, the ALCO Committee reviews, on a monthly basis, the maturity and repricing of assets and liabilities.

     Management believes that the type and the amount of the Bank's interest rate sensitive liabilities may reduce the potential impact that a rise in interest rates might have on the Bank's net interest income. The Bank seeks to maintain a core deposit base by providing quality services to its customers without significantly increasing its cost of funds or operating expenses. The Bank also maintains a portfolio of liquid assets in order to reduce its overall exposure to changes in market interest rates. At December 31, 1997 and March 31, 1998, the Bank's liquidity ratios were 25.22% and 23.18%, respectively. The Bank also maintains a "floor", or minimum rate, on certain of its floating or prime based loans. These floors allow the Bank to continue to earn a higher rate when the floating rate falls below the established floor rate.

     The following table sets forth certain information on the Bank's interest-earning assets and interest-bearing liabilities at March 31, 1998 that are estimated to mature or are scheduled to reprice within the periods shown.

                                                                                         MORE
                                      0 TO 30    31 TO 90   91 TO 365   ONE YEAR TO      THAN
                                        DAYS       DAYS       DAYS      FIVE YEARS    FIVE YEARS    TOTAL
                                      --------   --------   ---------   -----------   ----------   -------
                                                             (DOLLARS IN THOUSANDS)
Earning assets:
  Loans(1)..........................  $  2,714   $18,481    $  5,903      $32,733      $   852     $60,683
  Investments(2)....................         0         0         987       10,043        3,124      14,154
  Federal funds sold................     5,523         0           0            0            0       5,523
                                      --------   -------    --------      -------      -------     -------
          Total interest-earning
            assets..................     8,237    18,481       6,890       42,776        3,976      80,360
                                      --------   -------    --------      -------      -------     -------
Interest bearing liabilities:
  Savings and NOW accounts..........    11,702         0           0            0            0      11,702
  Money market deposits.............    10,235         0           0            0            0      10,235
  Certificates of deposit(3)........       649    11,612      19,000        9,901            0      41,162
  Borrowings........................         0         0           0            0            0           0
                                      --------   -------    --------      -------      -------     -------
          Total interest-bearing
            liabilities.............    22,586    11,612      19,000        9,901            0      63,099
                                      --------   -------    --------      -------      -------     -------
Rate sensitivity GAP................   (14,349)    6,869     (12,110)      32,875        3,976     $17,261
                                      ========   =======    ========      =======      =======     =======
Cumulative rate sensitivity GAP.....  $(14,349)  $(7,480)   $(19,590)     $13,285      $17,261
                                      ========   =======    ========      =======      =======

---------------

(1) In preparing the table above, adjustable-interest rate loans were included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-interest rate loans were scheduled according to their contractual maturities.

(2) In preparing the table above, adjustable-interest rate investment securities were included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the investment securities mature. Fixed-interest rate investment securities were scheduled to their contractual maturities.
(3) Time deposits were scheduled according to their contractual maturities.

FINANCIAL CONDITION

  Lending Activities

     A significant source of CNB's income is the interest earned on its loan portfolio. The following table shows the relationship of loans to total assets for the Bank as of the dates indicated:

                                                                         AT DECEMBER 31,
                                                         AT MARCH 31,   -----------------
                                                             1998        1997      1996
                                                         ------------   -------   -------
                                                              (DOLLARS IN THOUSANDS)
Total assets...........................................    $88,017      $83,273   $87,523
Total loans, net.......................................     60,252       59,530    53,774
Loans as % of total assets.............................       68.5%        71.5%     61.4%

     Lending activities are conducted pursuant to a written policy which has been adopted by the Bank. Each loan officer has defined lending authority beyond which loans, depending upon their type and size, must be reviewed and approved by a loan committee comprised of certain officers and directors of the Bank.

     The composition of the Bank's loan portfolio was as follows at the dates indicated:

                                                              AS OF MARCH 31,
                                                    ------------------------------------
                                                          1998                1997
                                                    ----------------    ----------------
                                                               % OF                % OF
                                                    AMOUNT    TOTAL     AMOUNT    TOTAL
                                                    -------   ------    -------   ------
                                                           (DOLLARS IN THOUSANDS)
Commercial........................................  $ 4,073      6.7%   $ 7,245     12.7%
Real estate.......................................   53,264     87.7     48,423     85.2
Consumer and other................................    3,429      5.6      1,181      2.1
                                                    -------   ------    -------   ------
          Total loans receivable..................  $60,766             $56,849
                                                    =======             =======
Less:
  Unearned income and fees........................       83                 121
  Allowance for loan losses.......................      431                 396
                                                    -------             -------
  Loans, net......................................  $60,252   100.00%   $56,332   100.00%
                                                    =======   ======    =======   ======

                                                              AS OF DECEMBER 31,
                       ------------------------------------------------------------------------------------------------
                             1997                1996                1995                1994                1993
                       ----------------    ----------------    ----------------    ----------------    ----------------
                                  % OF                % OF                % OF                % OF                % OF
                       AMOUNT    TOTAL     AMOUNT    TOTAL     AMOUNT    TOTAL     AMOUNT    TOTAL     AMOUNT    TOTAL
                       -------   ------    -------   ------    -------   ------    -------   ------    -------   ------
                                                            (DOLLARS IN THOUSANDS)
Commercial...........  $3,986      6.61%   $4,453      8.20%   $4,674     10.63%   $2,749      7.32%   $2,505      7.55%
Construction.........       0         0         0         0         0         0         0         0         0         0
Real estate..........  52,711     87.46    45,525     83.85    33,659     79.22    31,164     83.04    27,339     82.29
Consumer and other...   3,572      5.93     4,318      7.95     4,334     10.15     3,618      9.64     3,376     10.16
                       -------   ------    -------   ------    -------   ------    -------   ------    -------   ------
Total loans
  receivable.........  60,269     100.0%   54,296     100.0%   42,667     100.0%   37,531     100.0%   33,220     100.0%
                                 ======              ======              ======              ======              ======
Less:
  Unearned income and
    fees.............    (320)               (144)               (184)               (193)               (212)
  Allowance for loan
    losses...........    (419)               (378)               (336)               (322)               (298)
                       ------              ------              ------              ------              ------
  Loans, net.........  59,530              53,774              42,147              37,016              32,710
                       =======             =======             =======             =======             =======

     As of March 31, 1998, the maturities and interest rate sensitivities of the Bank's loan portfolio, based on remaining scheduled principal repayments, were as follows:

                                                  DUE IN    DUE AFTER
                                                    ONE      ONE YEAR
                                                   YEAR      THROUGH     DUE AFTER
                                                  OR LESS   FIVE YEARS   FIVE YEARS    TOTAL
                                                  -------   ----------   ----------   -------
                                                            (DOLLARS IN THOUSANDS)
Commercial......................................  $ 1,891    $ 2,182      $     0     $ 4,073
Construction....................................        0          0            0           0
Real Estate.....................................    8,927     39,652        4,685      53,264
Consumer and other..............................      995      2,434            0       3,429
                                                  -------    -------      -------     -------
          Total.................................  $11,813    $44,268      $ 4,685     $60,766
                                                  =======    =======      =======     =======
Loans with maturities over one year
Fixed interest rate.............................             $31,694      $ 1,072     $32,766
Variable interest rate..........................               7,357        8,830      16,187
                                                             -------      -------     -------
          Total maturities greater than one
            year................................             $39,051      $ 9,902     $48,953
                                                             =======      =======     =======

ASSET QUALITY

     Management seeks to maintain quality asset through sound underwriting and sound lending practices. The largest category of loans in the Bank's loan portfolio are collateralized by real estate mortgages. As of March 31, 1998 and December 31, 1997, 87.55%, and 87.45%, respectively, of the total loan portfolio were collateralized by this type of property. The level of delinquent loans and other real estate owned also is relevant to the credit quality of a loan portfolio.

     The real estate mortgage loans in the Bank's portfolio consist of fixed-and adjustable-interest rate loans which were originated at prevailing market interest rates. The Bank's policy has been to originate real estate mortgage loans predominantly in its primary market area. Real estate mortgage loans are generally made in amounts up to 80% of the appraised value of the property securing the loan. In marketing real estate loans, the Bank primarily considers the financial resources and "debt to income ratio" of the borrower, the marketability of the collateral and the Bank's lending experience with the borrower.

     The Bank provides its real estate loans on the basis of the borrower's ability to make repayment from his or her employment and other income, and which are collateralized by real property whose value tends to be more readily ascertainable.

     Commercial loans typically are underwritten on the basis of borrower's ability to make repayment from the cash flow of his or her business and, generally, are collateralized by business assets, such as accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself, which is subject to adverse conditions in the economy. Commercial loans also entail certain additional risks since they usually involve large loan balances to single borrowers or a related group of borrowers, resulting in a more concentrated loan portfolio. Further, the collateral underlying the loans may depreciate over time, cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

     Loan concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. The Bank, on a routine basis, monitors these concentrations in order to consider adjustments in its lending practices to reflect economic conditions, loan to deposit ratio, and industry trends. Management believes as of March 31, 1998 and December 31, 1997, that the Bank had no significant concentration of risk. Bank loan customers are principally closely-held businesses and residents concentrated in the East Coast of Florida area and, as such, the debtors' ability to honor their contract is substantially dependent upon the general economic conditions of the region. Most of the Bank's business activity is with customers located within the East Coast of Florida.

     The loan committee of the Board of Directors of the Bank concentrates in efforts and resources, and that of its senior management and lending officers, on loan review and underwriting procedures. Internal controls include ongoing reviews of loans made to monitor documentation and the existence and valuations of collateral. In addition, management of the Bank has established a review process with the objective of identifying, evaluating, and initiating necessary corrective action for marginal loans. The goal of the loan review process is to address classified and non-performing loans as early as possible.

CLASSIFICATION OF ASSETS

     Generally, interest on loans accrues and is credited to income based upon the principal balance outstanding. It is management's policy to discontinue the accrual of interest income and classify a loan in non-accrual status when in the opinion of management, principal or interest is not likely to be paid in accordance with the terms and obligation or when principal or interest is past due 90 days, unless in the determination of management, the principal and interest on the loan are well collateralized and in the process of collection. Consumer installment loans are generally charged-off when a loss is realized unless adequately collateralized and in the process of collection. Loans are not returned to accrual status until principal and interest payments are brought current and future payments appear reasonably certain. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income.

     Real estate acquired by the Bank as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned ("OREO"). OREO properties are recorded at the lower of cost or fair value less estimated selling costs, and the estimated loss, if any, is charged to the allowance for credit losses at the time it is transferred to OREO. Further write-downs in OREO are recorded at the time management believes additional deterioration in value has occurred and are charged to non-interest expense.

     Unlike residential mortgage loans, which, generally, are made on the basis of the borrower's ability to make repayment from his or her employment and other income, and which are collateralized by real property whose value tends to be more readily ascertainable, commercial loans typically are underwritten on the basis of borrower's ability to make repayment from the cash flow of his or her business and, generally, are collateralized by business assets, such as accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself, which is subject to adverse conditions in the economy. Commercial loans also entail certain additional risks since they usually involve large loan balances to single borrowers or a related group of borrowers, resulting in a more concentrated loan portfolio. Further, the collateral underlying the loans may depreciate over time, cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

     Loans on non-accrual status and other real estate owned, the ratio of such loans and real estate owned to total assets, and certain other related information was as follows at the dates indicated:

                                                          AT MARCH 31,    AT DECEMBER 31,
                                                          -------------   ----------------
                                                          1998    1997     1997      1996
                                                          -----   -----   ------    ------
                                                               (DOLLARS IN THOUSANDS)
Loans on non-accrual status:
  Commercial............................................  $  0    $  0     $  0      $  0
  Construction..........................................     0       0        0         0
  Real estate...........................................   194      62       97        63
  Installment...........................................     8      24        9        24
                                                          ----    ----     ----      ----
          Total loans on non-accrual status.............   202      86      106        87
Accruing loans over 90 days delinquent..................     0       0        0         0
                                                          ----    ----     ----      ----
          Total non-performing loans....................   202      86      106        87
Other real estate owned:................................     0       0        0         0
                                                          ----    ----     ----      ----
          Total non-performing assets...................  $202    $ 86     $106      $ 87
                                                          ====    ====     ====      ====
As a percentage of total assets:
          Total non-performing loans....................   .13%    .15%     .15%      .14%
                                                          ====    ====     ====      ====
          Total non-performing assets...................     0%      0%       0%        0%
                                                          ====    ====     ====      ====

     As of March 31, 1998 and December 31, 1997, loans on non-accrual status totaled $193,824 and $97,149, respectively. Additionally, as of March 31, 1998, loans over 30 days delinquent amounted to $339,931.

ALLOWANCE FOR LOAN LOSSES

     In originating loans, the Bank recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the credit worthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan, as well as general economic conditions. As a matter of policy, the Bank maintains an allowance for loan losses. The amount provided for loan losses during any period is based on an evaluation by management of the amount needed to maintain the allowance at a level sufficient to cover anticipated losses and the inherent risk of losses in the loan portfolio. In determining the amount of the allowance, management considers the dollar amount of loans outstanding, its assessment of known or potential problem loans, current economic conditions, the risk characteristics of the various classifications of loans, the credit record of its borrowers, the fair market value of underlying collateral and other factors. Specific allowances are provided for individual loans when the ultimate collection is considered questionable by management after reviewing the current status of loans which are contractually past due and considering the fair value of the underlying collateral for each loan.

     Management continues to actively monitor the Bank's asset quality and to charge-off loans against the allowance for loan losses when appropriate or to provide specific loss allowances when necessary. Although management believes that it uses the best information available at the time to make determinations with respect to allowance for loan losses, subsequent adjustments to the allowance for loan losses may be necessary if future economic conditions or other facts differ from the assumptions used in making the initial determinations or if regulatory policies change.

     During the three months ended March 31, 1998, the allowance for loan losses was $430,534, compared to $418,534 during the year ended December 31, 1997, or an increase of $12,000. Total charged off loans, net of recoveries, were $30,572 for 1997 and $15,725 for 1996. During the three months ended March 31, 1998, there were no recoveries or charged off loans.

     The activity in the Bank's allowance for loan losses was as follows at the dates indicated:

                                              FOR THE THREE
                                              MONTHS ENDED
                                                MARCH 31,               FOR THE YEAR ENDED DECEMBER 31,
                                            -----------------   -----------------------------------------------
                                             1998      1997      1997      1996      1995      1994      1993
                                            -------   -------   -------   -------   -------   -------   -------
                                                                  (DOLLARS IN THOUSANDS)
Allowance at beginning of period..........  $   418   $   378   $   378   $   336   $   323   $   292   $   294
Loans charged off:
  Commercial..............................        0         0        20         0         0         0         3
  Construction............................        0         0         0         0         0         0         0
  Real estate.............................        0         0         0         0         0        48        20
  Installment.............................        0         0        19        16         2         0         8
                                            -------   -------   -------   -------   -------   -------   -------
         Total loans charged-off..........        0         0        39        16         2        48        31
                                            -------   -------   -------   -------   -------   -------   -------
Recoveries:
  Commercial..............................        0         0         0         0         0         0         0
  Construction............................        0         0         0         0         0         0         0
  Real estate.............................        0         6         6         0         0        33         1
  Installment.............................        0         0         3         0         0         3         2
                                            -------   -------   -------   -------   -------   -------   -------
         Total recoveries.................        0         6         9         0         0        36         3
                                            -------   -------   -------   -------   -------   -------   -------
  Net loans charged-off...................        0        (6)       30        16         2        12        28
                                            -------   -------   -------   -------   -------   -------   -------
  Provision for loan losses charged to
    expense...............................       12        13        70        58        15        43        26
                                            -------   -------   -------   -------   -------   -------   -------
  Allowance at end of period..............  $   430   $   397   $   418   $   378   $   336   $   323   $   292
                                            =======   =======   =======   =======   =======   =======   =======
  Net charge-offs as a percentage of
    average loans outstanding.............        0%        0%        0%        0%        0%        0%        0%
                                            =======   =======   =======   =======   =======   =======   =======
  Allowance to period-end loans
    receivable............................      .71%      .70%      .70%      .70%      .79%      .86%      .90%
                                            =======   =======   =======   =======   =======   =======   =======
  Average loans outstanding...............  $61,252   $55,733   $58,250   $48,692   $40,534   $35,179   $33,051
                                            =======   =======   =======   =======   =======   =======   =======
  Period-end gross loans receivable.......  $60,683   $56,728   $59,948   $54,153   $42,484   $37,339   $33,019
                                            =======   =======   =======   =======   =======   =======   =======

INVESTMENT SECURITIES

     The total investment portfolio decreased to $16.1 million as of December 31, 1997, from $22.6 million as of December 31, 1996, a decrease of $6.5 million or 28.8%. The decrease in investment securities in 1997 was due primarily to increased loan demand and a large deposit account closing. From December 31, 1997 to March 31, 1998, the total investment portfolio decreased $2.0 million or 12.3% due to securities being called, increased federal funds sold and increased loan volume.

     The following table sets forth the carrying value of the Bank's investment portfolio at the dates indicated:

                                                                      DECEMBER 31,
                                                   MARCH 31,    -------------------------
                                                     1998          1997          1996
                                                  -----------   -----------   -----------
Securities Held to Maturity:
  U.S. treasury.................................  $         0   $         0   $ 2,013,209
  U.S. government agency........................    1,992,722     4,988,839    20,480,848
                                                  -----------   -----------   -----------
          Total securities held to maturity.....    1,992,722     4,988,839    22,494,057
Securities Available for Sale:
  U.S. treasury securities......................  $ 7,042,315   $ 6,041,260   $         0
  U.S. government agency obligations............    1,008,130     1,008,341             0
  CMO-fixed rate................................    3,036,500     3,022,811             0
  MBS-variable rate.............................      986,838       987,539             0
Federal reserve bank stock......................       87,100        87,100        87,100
                                                  -----------   -----------   -----------
          Total available for sale securities...  $12,160,883   $11,147,051   $    87,100
                                                  ===========   ===========   ===========
          Total portfolio.......................  $14,153,605   $16,135,890   $22,581,157
                                                  ===========   ===========   ===========

     The Bank has adopted Statement of Financial Accounting Standards No. 115 ("FAS 115"), which requires companies to classify investments securities as either held-to-maturity, available-for-sale, or trading securities. Securities classified as held-to-maturity are carried at amortized cost. Securities classified as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax effect, reported as a separate component of stockholders' equity. Securities classified as trading securities are recorded at fair value, with unrealized gains and losses included in earnings.

     The maturity distribution and certain other information pertaining to investment securities was as follows at March 31, 1998:

                                                         AMORTIZED     ESTIMATED
                                                           COST       FAIR VALUE    YIELD
                                                        -----------   -----------   -----
                                                             (DOLLARS IN THOUSANDS)
Securities Held to Maturity
  U.S. Government Agency
     Due within one year..............................  $         0   $         0      0%
     Due one to five years............................    1,992,722     2,000,940   6.36
Securities Available for Sale
  U.S. Treasury Securities
     Due within one year..............................            0             0      0
     Due one to five years............................    6,999,723     7,042,314   5.96
  U.S. Government Agency
     Due within one year..............................            0             0      0
     Due one to five years............................    1,000,000     1,008,130   6.55
  CMO-Fixed Rate
     Due within one year..............................            0             0      0
     Due one to five years............................            0             0      0
     Due five to ten years............................    1,012,977     1,015,300   6.28
     Due after ten years..............................    2,028,234     2,021,200   6.46
  MBS-Variable Rate
     Due within one year..............................            0             0      0
     Due one to five years............................            0             0      0
     Due five to ten years............................            0             0      0
     Due after ten years..............................      972,125       986,838   5.55
Federal Reserve Bank Stock............................       87,100        87,100      0
                                                        -----------   -----------   ----
          Total securities............................  $14,092,881   $14,161,822   6.12%
                                                        ===========   ===========   ====

DEPOSIT ACTIVITIES

     Deposits are the major source of the Bank's funds for lending and other investments purposes. Deposits are attracted principally from within the Bank's primary market area through the offering of a broad variety of deposit instruments including checking accounts, money market accounts, regular savings accounts, term certificate accounts (including "jumbo" certificates in denominations of $100,000 or more) and retirement savings plans.

     The distribution by type of the Bank's deposit accounts was as follows at the dates indicated:

                                                                             AS OF DECEMBER 31,
                                    AS OF MARCH 31,     ------------------------------------------------------------
                                          1998                 1997                 1996                 1995
                                   ------------------   ------------------   ------------------   ------------------
                                               % OF                 % OF                 % OF                 % OF
                                   AMOUNT    DEPOSITS   AMOUNT    DEPOSITS   AMOUNT    DEPOSITS   AMOUNT    DEPOSITS
                                   -------   --------   -------   --------   -------   --------   -------   --------
                                                                (DOLLARS IN THOUSANDS)
Demand Deposits..................  $16,290     20.52%   $15,739     21.02%   $11,805     14.87%   $11,351     15.91%
NOW accounts.....................    7,293      9.19      5,735      7.66      6,567      8.27      5,083      7.13
Money market accounts............   10,235     12.89      9,442     12.61     16,539     20.83     19,217     26.94
Savings accounts.................    4,409      5.55      3,836      5.12      4,350      5.48      4,458      6.25
Time deposits:
  >=$100,000.....................   32,985     41.55     31,786     42.45     29,174     36.75     25,585     35.87
  $100,000.......................    8,177     10.30      8,340     11.14     10,960     13.80      5,639      7.90
                                   -------    ------    -------    ------    -------    ------    -------    ------
         Total deposits..........  $79,389    100.00%   $74,878    100.00%   $79,395    100.00%   $71,333    100.00%
                                   =======    ======    =======    ======    =======    ======    =======    ======

     Time deposits included individual retirement accounts ("IRAs") totaling $42 million, $40 million and $40 million at March 31, 1998 and December 31, 1997 and 1996, respectively, all of which were in the form of certificates of deposit.

     The Bank's deposits decreased to $75 million as of December 31, 1997, from $79.5 million as of December 31, 1996, a decrease of $4.5 million or 5.7%. The major contributing factor in the decrease was the loss of one of the Bank's largest commercial depositor to a competitor bank. The overall relationship on the deposit side was approximately $8 million to $9 million dollars. Excluding the loss of that customer, the Bank's deposits increased approximately $4.3 million. This growth can be attributed to providing deposit products at competitive prices.

     Maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

     FDIC regulations limit the ability of certain insured depository institutions to accept, renew, or rollover deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other insured depository institutions having the same type of charter in such depository institutions' normal market area. Under these regulations, "well capitalized" depository institutions may accept, renew, or roll over deposits at such rates without restriction, "adequately capitalized" depository institutions may accept, renew or roll over deposits at such rates with a waiver from the FDIC (subject to certain restrictions on payments of rates), and "undercapitalized" depository institutions may not accept, renew or roll over deposits at such rates. As of December 31, 1997 and March 31, 1998, the Bank met the definition of a "well capitalized" depository institution.

     Bank management believes the Bank does not have a concentration of deposits from any one source, the loss of which would have a material adverse effect. Management believes that substantially all of the Bank's depositors are residents in its primary market area and it currently does not accept brokered deposits.

     Time deposits of $100,000 and over, and other large deposit accounts tend to be short-term in nature and more sensitive to changes in interest rates than other types of deposits and, therefore, may be a less stable source of funds. In the event that existing short-term deposits are not renewed, the resulting loss of the deposited funds could adversely affect the Bank's liquidity. In a rising interest rate market, such short-term deposits may prove to be a costly source of funds because their short-term nature facilitates renewal at increasingly higher interest rates, which may adversely affect the Bank's earnings. However, the converse is true in a falling interest-rate market where such short-term deposits would be more favorable.

     Time deposits of $100,000 and over mature as follows at the dates indicated:

                                                              MARCH 31,   DECEMBER 31,
                                                                1998          1997
                                                              ---------   ------------
                                                               (DOLLARS IN THOUSANDS)
Due in three months or less.................................   $2,619        $3,054
Due from three months to six months.........................        0             0
Due from six months to one year.............................    3,689         5,075
Due over one year...........................................    1,869           211
                                                               ------        ------
          Total time deposits $100,000 and over.............   $8,177        $8,340
                                                               ======        ======

IMPACT OF INFLATION AND CHANGING PRICES

     The financial statements and related data concerning CNB have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The principal element of CNB's earnings is interest income which may be significantly affected by the level of inflation and by government monetary and fiscal policies adopted in response to inflationary or deflationary pressures.

     Inflation affects the reported financial condition and results of operations of all companies. However, the majority of assets and liabilities of financial institutions are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. Inflation does have an important impact on the growth of total assets and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation also is a factor which may influence interest rates, yet the frequency and magnitude of interest rate fluctuations do not necessarily coincide with changes in the general inflation rate. In an effort to cope with the effects of inflation,CNB attempts to monitor its interest-rate sensitivity gap position, as discussed above. In addition, a periodic review of banking services and products is conducted to adjust pricing in view of current costs.

                             BUSINESS OF BANCGROUP

GENERAL

     BancGroup is a bank holding company registered under the BHCA. It was organized in 1974 under the laws of Delaware and has operated under its current name and management since 1981. BancGroup operates Colonial Bank as its wholly owned commercial banking subsidiary in the states of Alabama, Georgia, Florida, Nevada and Tennessee. Colonial Bank, an Alabama banking corporation, conducts a full service banking business through 134 branches in Alabama, five branches in Tennessee, 13 branches in Georgia, three branches in Nevada and 75 branches in Florida. Colonial Mortgage Company, a subsidiary of Colonial Bank in Alabama, is a mortgage banking company which services approximately $13.8 billion in residential loans and which originates mortgages in 34 states through four divisional offices. At March 31, 1998, BancGroup had consolidated total assets of $8.0 billion and consolidated stockholders' equity of $571.6 million. BancGroup's commercial banking loan portfolio is comprised primarily of commercial real estate loans (28%) and residential real estate loans (42%), a significant portion of which is located within the State of Alabama. BancGroup's growth in loans over the past several years has been concentrated in commercial and residential real estate loans.

RECENTLY COMPLETED AND OTHER PROPOSED BUSINESS COMBINATIONS

     Since March 31, 1998, BancGroup has acquired one banking institution, with aggregate assets and stockholders' equity acquired of $131.3 million and $10.6 million.

     On June 15, 1998, BancGroup completed the acquisition of Commercial Bank of Nevada ("Commercial"). Commercial was a Nevada bank located in Las Vegas, Nevada. Commercial was merged with BancGroup's bank subsidiary, Colonial Bank. BancGroup issued 842,157 shares of its Common Stock in the merger. At March 31, 1998, Commercial had assets of $131.3 million, deposits of $119.7 million and stockholders' equity of $10.6 million.

     On May 14, 1998, BancGroup entered into a definitive agreement with First Macon Bank & Trust Company ("First Macon"). First Macon is located in Macon, Georgia. First Macon will merge with BancGroup's existing subsidiary bank, Colonial Bank. BancGroup expects to issue a maximum of 1,844,500 shares of its Common Stock to the shareholders of First Macon. This transaction is subject to, among other things, approval by the shareholders of First Macon and by the appropriate regulatory authorities and is expected to be accounted for as a pooling of interests. At March 31, 1998, First Macon had assets of $195 million, deposits of $177 million and stockholders' equity of $15 million.

     On May 5, 1998, BancGroup entered into a definitive agreement with FirstBank ("FirstBank"). FirstBank is located in Dallas, Texas. CBG Acquisition Corp., a subsidiary of BancGroup, will be merged into FirstBank, and FirstBank will become a banking subsidiary of BancGroup. BancGroup expects to issue approximately 1,200,000 shares of its Common Stock to the shareholders of FirstBank. This transaction is subject to, among other things, approval by the shareholders of FirstBank and by the appropriate regulatory authorities and is expected to be accounted for as a pooling of interests. At March 31, 1998, FirstBank had assets of $163 million, deposits of $138 million and stockholders' equity of $9 million.

     On May 21, 1998, BancGroup entered into a definitive agreement with Prime Bank of Central Florida ("Prime Bank"). Prime Bank is located in Titusville, Florida. Prime Bank will merge with Colonial Bank. BancGroup expects to issue a maximum of 586,560 shares of BancGroup Common Stock to the shareholders of Prime Bank. This transaction is subject to, among other things, approval by the shareholders of Prime Bank and by the appropriate regulatory authorities and is expected to be accounted for as a pooling of interests. At March 31, 1998, Prime Bank had assets of $70.4 million, deposits of $63.5 million and stockholders' equity of $6.6 million.

     On June 16, 1998, BancGroup entered into a definitive agreement with InterWest Bancorp ("InterWest"). InterWest is located in Reno, Nevada. BancGroup expects to issue a maximum of approximately 735,000 shares of BancGroup Common Stock to the shareholders of InterWest. This transaction is subject to, among other things, approval by the shareholders of InterWest and by the appropriate regulatory authorities and is expected to be accounted for as a pooling of interests. At March 31, 1998, InterWest had assets of $116.2 million, deposits of $102.3 million and stockholders' equity of $7.3 million.

YEAR 2000 COMPLIANCE

     Most computer software programs and processing systems, including those used by BancGroup and its subsidiaries in their operations, have not been designed to accommodate entries beyond the year 1999 in date fields. Failure to address the anticipated consequences of this design deficiency could have material adverse effects on the business and operations of any business, including BancGroup, that relies on computers and associated technologies. In response to the challenges of addressing such consequences in the banking industry, bank regulatory agencies, including the Federal Reserve, BancGroup's primary regulator, have established a Year 2000 Supervision Program and published guidelines for implementing procedures to bring the computer software programs and processing systems into year 2000 compliance.

     In compliance with the guidelines of the Federal Reserve, BancGroup has established a full time Year 2000 task force to address all Year 2000 compliance issues as well as enhancements to computer and communications systems resulting from upgrades initiated in response to Year 2000 issues. Currently BancGroup is in the process of implementing its plans to bring all major computer systems into Year 2000 compliant status by December 31, 1998, allowing the full year 1999 for testing of any systems changes. The major computer systems involved are:

        - Colonial Bank's mainframe based systems: These systems are provided by third party vendors of national stature. Upgrades to these systems are in progress which will bring the systems into Year 2000 compliant status and provide enhancements to current capabilities. The costs associated with these upgrades are part of BancGroup's ongoing operating costs.

        - Colonial Mortgage Company's (CMC) servicing and production systems: CMC's systems are primarily in-house systems and are currently being rewritten to Year 2000 compliant status. The cost of the rewrites is estimated to be $1.0 million and is incremental to the Company's ongoing operating costs. In addition, CMC's computer hardware is being upgraded to Year 2000 compliant status. This upgrade will also provide additional capacity for the servicing systems as well as an enhanced capability for the servicing systems and an enhanced capability for production. The additional annual costs of the mainframe upgrade (approximately $240,000) are expected to be absorbed through growth in the servicing portfolio and through increased production. CMC expects to maintain an average servicing cost per loan below $48.00 in 1998 and future years.

        - Branch automation operating systems: Colonial Bank's branch automation operating systems are being converted to Windows NT from OS/2. This conversion along with establishment of any intranet and increased capacity of communication lines is the most cost effective method of bringing the operating system to Year 2000 compliant status while allowing for more efficient flow of information to and from the branches and provided the highest assurance of continuing vendor support for the Company's branch automation solution. The incremental operating cost for these upgrades (approximately $400,000 annually) is expected to be absorbed through operational efficiencies and increased revenue. The Company will incur a one-time pretax charge of approximately $2.0 million to write off the remaining book value of the current branch automation equipment that is not Windows NT compatible.

     BancGroup expects to incur additional third party costs totaling approximately $300,000 related to assessing the status of the Company's systems and defining its strategy to bring all systems in to Year 2000 compliance. These costs have been and will continue to be expensed as incurred and are not significant to BancGroup's on-going operating costs. The costs to bring other miscellaneous systems into Year 2000 compliance are not expected to be material.

     The above reflects management's current assessment and estimates. Various factors could cause actual results to differ materially from those contemplated by such assessments, estimates and forward-looking statements. Some of these factors may be beyond the control of BancGroup, including but not limited to, vendor representation, technological advancements, economic factors and competitive considerations.

     Management's evaluation of Year 2000 compliance and technological upgrades is an on-going process involving continual evaluation. Unanticipated problems could develop and alternative solutions may be available that could cause current solutions to be more difficult or costly than currently anticipated.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

     As of February 27, 1998, BancGroup had issued and outstanding 48,092,093 shares of BancGroup Common Stock with 8,476 stockholders of record. Each such share is entitled to one vote. In addition, as of that date, 1,803,259 shares of BancGroup Common Stock were subject to issue upon exercise of options pursuant to BancGroup's stock option plans and up to 349,500 shares of BancGroup Common Stock were issuable upon conversion of BancGroup's 1986 Debentures. There are currently 200,000,000 shares of BancGroup Common Stock authorized.

     The following table shows those persons who are known to BancGroup to be beneficial owners as of February 27, 1998 of more than four percent of outstanding BancGroup Common Stock.

                                                                            PERCENTAGE
                                                               COMMON        OF CLASS
NAME AND ADDRESS                                                STOCK     OUTSTANDING(1)
----------------                                              ---------   --------------
Robert E. Lowder(2).........................................  2,903,654        6.01%
  Post Office Box 1108
  Montgomery, AL 36101
James K. Lowder.............................................  2,200,372        4.58%
  Post Office Box 250
  Montgomery, AL 36142
Thomas H. Lowder............................................  2,146,488        4.46%
  Post Office Box 11687
  Birmingham, AL 35202

---------------

(1) Percentages are calculated for each person assuming the issuance of shares of BancGroup Common Stock pursuant to BancGroup's stock option plans, if any, that are held by such person.
(2) Robert E. Lowder is the brother of James K. and Thomas H. Lowder. Robert E. Lowder disclaims any beneficial ownership interest in the shares owned by his brothers.
(3) Includes 191,020 shares of BancGroup Common Stock subject to options under BancGroup's stock option plans.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table indicates for each director, executive officer, and all executive officers and directors of BancGroup as a group the number of shares of outstanding Common Stock of BancGroup beneficially owned as of February 27, 1998.

                     SHARES OF BANCGROUP BENEFICIALLY OWNED

                                                                             PERCENTAGE
                                                                              OF CLASS
DIRECTORS NAME                                             COMMON STOCK      OUTSTANDING
--------------                                             ------------      -----------
Lewis Beville............................................       1,816               *
Young J. Boozer..........................................      16,226(1)            *
William Britton..........................................      15,616               *
Jerry J. Chesser.........................................     149,196               *
Augustus K. Clements, III................................      18,708               *
Robert S. Craft..........................................      17,458               *

                                                                             PERCENTAGE
                                                                              OF CLASS
DIRECTORS NAME                                             COMMON STOCK      OUTSTANDING
--------------                                             ------------      -----------
Patrick F. Dye...........................................      30,960(2)            *
James L. Hewitt..........................................     440,692(3)            *
Clinton O. Holdbrooks....................................     276,400(4)            *
D. B. Jones..............................................      21,989(5)            *
Harold D. King...........................................     148,581               *
Robert E. Lowder.........................................   2,903,654(6)         6.01%
John Ed Mathison.........................................      29,454               *
Milton E. McGregor.......................................           0               *
John C.H. Miller, Jr.....................................      38,352(7)            *
Joe D. Mussafer..........................................      20,279               *
William E. Powell, III...................................      14,353               *
J. Donald Prewitt........................................     222,924(8)            *
Jack H. Rainer...........................................       2,690               *
Jimmy Rane...............................................       1,108(9)            *
Frances E. Roper.........................................     366,814               *
Simuel Sippial...........................................       2,882               *
Ed V. Welch..............................................      30,949               *

                 CERTAIN EXECUTIVE OFFICERS WHO ARE NOT ALSO DIRECTORS
Young J. Boozer, III.....................................      71,665(1)(10)        *
Michelle Condon..........................................      19,098(10)           *
P.L. ("Mac") McLeod, Jr..................................      62,343(10)           *
W. Flake Oakley, IV......................................      42,316(10)           *
All Executive Officers & Directors as a Group............   4,965,923           10.24%

---------------

   * Represents less than 1%.
 (1) Includes 1,000 shares of Common Stock out of 2,000 shares owned by Young J. Boozer, and Young J. Boozer, III EX U/W Phyllis C. Boozer.
 (2) Includes 25,000 shares of Common Stock subject to options exercisable under BancGroup's stock option plans.
 (3) Includes 62,682 shares of Common Stock subject to stock options.
 (4) Includes 24,524 shares of Common Stock subject to options under BancGroup's stock option plans and 64,498 shares held by Mr. Holdbrooks as trustee.
 (5) Mr. Jones holds power to vote 20,733 of these shares as trustee.
 (6) Includes 191,020 shares of Common Stock subject to options under BancGroup's stock option plans.
 (7) Includes 20,000 shares of Common Stock subject to options under BancGroup's stock option plans.
 (8) Includes 63,604 shares of Common Stock subject to stock options.
 (9) Mr. Rane's Keogh Plan owns 1,000 shares of BancGroup Common Stock.
(10) Young J. Boozer, III, Michelle M. Condon, P.L. ("Mac") McLeod, Jr. and W. Flake Oakley hold options respecting 25,000, 9,245, 28,000 and 18,000 shares of Common Stock, respectively, pursuant to BancGroup's stock option plans, not counting options that are not exercisable within 60 days due to vesting requirements.

MANAGEMENT INFORMATION

     Certain information regarding the biographies of the directors and executive officers of BancGroup, executive compensation and related party transactions is included in (i) BancGroup's Annual Report on Form 10-K for the fiscal year ending December 31, 1997, at item 10 and (ii) BancGroup's Proxy Statement for its 1998 Annual Meeting, at items 10, 11 and 13.

                                BUSINESS OF CNB

GENERAL

     CNB is a bank holding company within the meaning of the BHCA and was incorporated on December 13, 1985. CNB owns all of the outstanding shares of the Bank. The Bank is headquartered in Daytona Beach, Florida and currently operates four banking offices in Volusia County, Florida. Commercial National Bank was organized under the laws of the United States on January 9, 1984 and commenced operations in 1984.

     The Bank provides a range of consumer and commercial banking services to individuals, business and industries. The basic services offered by the Bank include; demand interest bearing and non-interest bearing accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services, direct deposits, notary services, money orders, night depository, travelers' checks, cashier's checks, domestic collections, savings bonds, bank drafts, drive-in tellers, and banking by mail. In addition, the Bank makes secured and unsecured commercial, real estate, and consumer loans and issues standby letters of credit. The Bank provides automated teller machine ("ATM") cards, as a part of the HONOR ATM network, thereby permitting customers to utilize the convenience of larger ATM networks. The Bank does not have trust powers and, accordingly, provides no trust services.

     The revenues of the Bank are primarily derived from interest on, and fees received in connection with, real estate and other loans, and from interest from short-term investments. The principal sources of funds for the Bank's lending activities are its deposits, repayments of loans, and the sale and maturity of investment securities. The principal expenses of the Bank are the interest paid on deposits, and operating and general administrative expenses.

     As is the case with banking institutions generally, the Bank's operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Federal Reserve, the FDIC, and the OCC. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market shares of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn are affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. The Bank faces strong competition in the attraction of deposits (its primary source of lendable funds) and in the origination of loans.

DEPOSIT ACTIVITIES

     Deposits are the major source of the Bank's funds for lending and other investment activities. The Bank considers the majority of its regular savings, demand, NOW and money market deposit accounts to be core deposits. These accounts comprised 48.5% of the Bank's total deposits at March 31, 1998. At March 31, 1998, 51.5% of the Bank's deposits were certificates of deposit. Generally, the Bank attempts to maintain the rates paid on its deposits at a competitive level. Time deposits of $100,000 and over made up 10.2% of the Bank's total deposits at March 31, 1998. The majority of the deposits of the Bank are generated in the Volusia County market. The Bank does not accept brokered deposits. For additional information on the Bank's deposits activities, see "CNB Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Deposit Activities".

LENDING ACTIVITIES

     The Bank offers a range of lending services, including real estate, consumer and commercial loans, to individuals and small business and other organizations that are located in, or conduct a substantial portion of their business in, the Bank's market area. The Bank's loans receivable, net at March 31, 1998 was $60.2 million, or 68.4% of total assets. The interest rates charged on loans vary with the degree of risk, maturity, and amount of the loan, and are further subject to competitive pressures, money market rates, availability of funds, and government regulations. The Bank has no foreign loans or loans for highly leveraged transactions.

     The Bank's loans are concentrated in three major areas: real estate loans, commercial loans, and consumer loans. As of March 31, 1998, 87.5% of the Bank's loan portfolio consisted of loans secured by mortgages on real estate and 7% of the loan portfolio consisted of commercial loans. At the same date, 5.5% of the Bank's loan portfolio consisted of consumer loans and other loans.

     The Bank's real estate loans are secured by mortgages and consist primarily of loans to individuals and businesses for the purchase, improvement of or investment in real estate and for the construction of single-family residential units or the development of single-family residential building lots. These real estate loans may be made at fixed- or variable-interest rates. The Bank generally does not make fixed-interest rate commercial real estate loans for terms exceeding five years. The Bank's residential real estate loans generally are repayable in monthly installments based on up to a 30-year amortization schedule with fixed-rates for five years or rates which adjust every five years.

     The Bank's commercial loans include loans to individuals and small-to-medium sized businesses located primarily in Volusia County for working capital, equipment purchases, and various other business purposes. A majority of the Bank's commercial loans are secured by equipment or similar assets, but these loans may also be made on an unsecured basis. Commercial loans may be made at variable- or fixed-interest rates. Commercial lines of credit are typically granted on a one-year basis, with loan covenants and monetary thresholds. Other commercial loans with terms or amortization schedules of longer than one year will normally carry interest rates which vary with the prime lending rate and will become payable in full and are generally refinanced in three to five years.

     The Bank's consumer loan portfolio consists primarily of loans to individuals for various consumer purposes, which are payable on an installment basis. The majority of these loans are for terms of five years or less and are secured by liens on various personal assets of the borrowers, but consumer loans may also be made on an unsecured basis. Consumer loans are generally made at fixed-rates.

     For additional information on the Bank's lending activities, see "CNB Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Lending Activities", and "-- Asset Quality".

INVESTMENTS

     The Bank invests a portion of its assets in U.S. Treasury and U.S. Government agency obligations, certificates of deposit, and federal funds sold. The Bank's investments are managed in relation to loan demand and deposit growth, and are generally used to provide for the investment of excess funds at reduced yields and risks relative to yields and risks of the loan portfolio, while providing liquidity to fund increases in loan demand or to offset fluctuations in deposits. For additional information relating to CNB investments, see "CNB Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Investment Securities" and Note 3 to the Notes to CNB Consolidated Financial Statements.

EMPLOYEES

     As of March 31, 1998, the Bank employed 37 full-time employees and one part-time employee. The employees are not represented by a collective bargaining unit. The Bank considers relations with employees to be good.

PROPERTIES

     The main office of the Bank is located at 1899 South Clyde Morris Boulevard, Daytona Beach, Florida 32119, in a one story building of approximately 11,000 square feet, which is owned by the Bank.

     The Bank also has banking offices as follows: the Ormond Office is located at 1120 West Granada Avenue, Ormond Beach, Florida 32174, the Port Orange Office is located at 4410 South Ridgewood Avenue, Port Orange, Florida 32127, and the Spruce Creek Office is located at 1635 Taylor Road, Port Orange, 32124. All the foregoing offices are owned by the Bank.

YEAR 2000 ISSUES

     In the next two years, many companies, including financial institutions such as CNB, will face potentially serious issues associated with the inability of existing data processing hardware and software to appropriately recognize calendar dates beginning in the year 2000. Many computer programs that can only distinguish the final two digits of the year entered may read entries for the year 2000 as the year 1900 and compute payment, interest or delinquency based on the wrong date, or are expected to be unable to compute payment, interest or delinquency. In 1997, CNB began the process of identifying the many software applications and hardware devices expected to be impacted by this issue. CNB has also formulated and begun implementation of a plan to address issues related its "Mission Critical" computer hardware, software, and applications which complies with Federal Financial Institutions Examination Council Year 2000 compliance guidelines as promulgated by CNB's principal regulatory agency. CNB outsources its principal data processing activities to one or more third parties and purchases most of its software applications from third party vendors. CNB believes that its vendors and its significant customers are actively addressing the problems associated with the "Year 2000" issue. CNB, in cooperation with its service providers and vendors, has met all applicable regulatory deadlines and intends to meet the remaining regulatory deadlines promulgated by CNB's principal regulatory agency. However, there can be no assurance that CNB will not be adversely affected by the failure of such third party vendors or significant customers of CNB to become Year 2000 compliant.

LEGAL PROCEEDING

     The Bank is periodically a party of or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to its business. Management does not believe that there is any pending or threatened proceeding against CNB or the Bank which, if determined adversely, would have a material adverse effect on CNB's consolidated financial position.

PRINCIPAL HOLDERS OF COMMON STOCK

     The following table sets forth information as of the Record Date, regarding the ownership of CNB Common Stock by each director of CNB, and by all directors and executive officers as a group. Unless otherwise indicated, all persons shown in the table have sole voting and investment power with regard to the shares shown.

                                                                    SHARES               PERCENTAGE
NAME                                                         BENEFICIALLY OWNED(1)      OF OWNERSHIP
----                                                         ---------------------      ------------
William T. Moore, Jr.......................................         15,158(2)              10.42
George C. Scott............................................          7,900(3)               5.43
Michael Senkovich..........................................          5,000                  3.44
Edward F. Simpson, Jr......................................          4,782                  3.29
Edmond R. Sanders..........................................          2,266                  1.55
Richard L. Bass............................................          1,933                  1.32
Raymond R. Thomas..........................................          4,555                  3.13
Dennis E. Brinn............................................          2,724                  1.87
Edmund J. Roddy............................................            160                   .11

---------------

(1) Information related to beneficial ownership is based upon information available to CNB and uses "beneficial ownership" concepts set forth in rules of the Commission under the Securities Exchange Act of 1934, as amended. Under such rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he may disclaim any beneficial interest. Accordingly, directors are named as beneficial owners of shares as to which they may disclaim any beneficial interest. Except as otherwise indicated in the notes to this table, the individuals possessed sole voting and investment power as to all shares of CNB Common Stock set forth opposite their names.
(2) Includes 1,341 shares held jointly with his spouse.
(3) Includes 7,800 shares held by his revocable trust.

                        ADJOURNMENT OF SPECIAL MEETINGS

     Approval of the Agreement by CNB shareholders requires the affirmative vote of at least a majority of the total votes eligible to be cast at the Special Meeting. In the event there are an insufficient number of shares of CNB Common Stock present in person or by proxy at the Special Meeting to approve the Agreement, CNB's Board of Directors intends to adjourn the Special Meeting to a later date provided a majority of the shares present and voting on the motion have voted in favor of such adjournment. The place and date to which the Special Meeting would be adjourned would be announced at the Special Meeting. Proxies voted against the Agreement and abstentions will not be voted to adjourn the Special Meeting. Abstentions and broker non-votes will not be voted on this matter but will not count as "no votes." If it is necessary to adjourn the Special Meeting and the adjournment is for a period of not more than 30 days from the original date of this Special Meeting, no notice of the time and place of the adjourned meeting need be given the shareholders, other than an announcement made at the Special Meeting.

     The affect of any such adjournment would be to permit CNB to solicit additional proxies for approval of the Agreement. While such an adjournment would not invalidate any proxies previously filed as long as the record date for the adjourned meeting remained the same, including proxies filed by shareholders voting against the Agreement, an adjournment would afford CNB the opportunity to solicit additional proxies in favor of the Agreement.

                                 OTHER MATTERS

     The board of directors of CNB is not aware of any business to come before the Special Meeting other than those matters described above in this Prospectus. If, however, any other matters not now known should properly come before the Special Meeting, the proxy holders named in the accompany proxy will vote such proxy on such matters as determined by a majority of the Board of Directors of CNB.

             DATE FOR SUBMISSION OF BANCGROUP STOCKHOLDER PROPOSALS

     In order to be eligible for inclusion in BancGroup's proxy solicitation materials for its 1999 annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received at BancGroup's main office at One Commerce Street Post Office Box 1108, Montgomery, Alabama 36101, no later than 120 calendar days in advance of the date of March 21, 1999.

                                 LEGAL MATTERS

     Certain legal matter regarding the shares of BancGroup Common Stock of BancGroup offered hereby are being passed upon by the law firm of Miller, Hamilton, Snider & Odom, L.L.C., Mobile, Alabama, of which John C. H. Miller, Jr., a director of BancGroup, is a partner. Such firm received fees for legal services performed in 1997 of $1,659,399. John C. H. Miller, Jr., as of February 27, 1998, beneficially owned 38,352 shares of Common Stock. Mr. Miller also received employee-related compensation from BancGroup in 1997 of $43,485. Certain legal matters relating to the Merger are being passed upon for CNB by the law firm of Smith, Mackinnon, Greeley, Bowdoin & Edwards, P.A.

                                    EXPERTS

     Coopers & Lybrand L.L.P. serves as the independent accountants for BancGroup. The consolidated financial statements of BancGroup as of December 31, 1997 and 1996 and for each of the three years ended December 31, 1997 are incorporated by reference in this Prospectus in reliance upon the report of such firm, given on the authority of that firm as experts in accounting and auditing. It is not expected that a representative of such firm will be present at the Special Meeting.

     Camputaro & Associates serves as the independent accountants for CNB. CNB's consolidated financial statements as of December 31, 1997 and 1996 and for each of the three years ended December 31, 1997 are included in this Prospectus in reliance upon the report of such firm, given on the authority of that firm as experts in accounting and auditing. It is not expected that a representative of such firm will be present at the Special Meeting.

                              CNB HOLDING COMPANY
                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              -----
Report of Independent Certified Public Accountants..........    F-2

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets as of December 31, 1997 and
  1996......................................................    F-3
Consolidated Statements of Income for the years ended
  December 31, 1997, 1996 and 1995..........................    F-4
Consolidated Statement of Changes in Stockholders' Equity
  for the years ended December 31, 1997, 1996 and 1995......    F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1996 and 1995..........................    F-6
Notes to Financial Statements for the years ended December
  31, 1997 and 1996.........................................    F-7
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet as of March 31, 1998.............   F-17
Consolidated Statements of Income for the three months ended
  March 31, 1998 and 1997...................................   F-18
Consolidated Statement of Changes in Stockholders' Equity
  for the three months ended March 31, 1998.................   F-19
Consolidated Statements of Cash Flows for the three months
  ended March 31, 1998 and 1997.............................   F-20
Notes to Unaudited Financial Statements.....................   F-21

To the Stockholders and
  Board of Directors
CNB Holding Company
Daytona Beach, Florida

                          INDEPENDENT AUDITORS' REPORT

     We have audited the consolidated balance sheets of CNB Holding Company and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNB Holding Company and Subsidiary at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ CAMPUTARO & ASSOCIATES
--------------------------------------

January 15, 1998

                       CNB HOLDING COMPANY AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                                  DECEMBER 31,

                                                                 1997          1996
                                                              -----------   -----------
                                        ASSETS
Cash and due from banks.....................................  $ 3,503,730   $ 4,371,064
Federal funds sold..........................................           --     3,130,000
                                                              -----------   -----------
          Total cash and cash equivalents...................    3,503,730     7,501,064
Investment securities:
  Available for sale........................................   11,059,950            --
  Held to maturity..........................................    5,075,939    22,581,157
Loans, less allowance for loan losses of $418,534 and
  $378,606 respectively.....................................   59,530,183    53,773,936
Property and equipment, net.................................    3,107,632     3,051,026
Accrued interest receivable.................................      488,686       427,567
Other assets................................................      507,201       187,819
                                                              -----------   -----------
                                                              $83,273,321   $87,522,569
                                                              ===========   ===========
                         LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Demand....................................................  $15,739,162   $11,804,903
  Interest bearing demand...................................    9,442,083    16,539,432
  Now accounts..............................................    5,734,663     6,566,616
  Savings...................................................    3,835,413     4,349,941
  Time $100,000 and over....................................    8,340,376    10,960,233
  Other Time................................................   31,786,289    29,174,334
                                                              -----------   -----------
                                                               74,877,986    79,395,459
Accrued interest, taxes and other liabilities...............      117,729       212,252
                                                              -----------   -----------
          Total liabilities.................................   74,995,715    79,607,711
                                                              -----------   -----------
Commitments and contingent liabilities (Note 6)
  Stockholders' equity
  Common stock, $1 par value, 300,000 shares authorized,
     152,355 and 149,775 shares issued and outstanding......      152,355       149,775
  Capital surplus...........................................      750,603       685,143
  Unrealized holding gain (loss) on investment securities
     available for sale, net of income tax effect...........       19,115            --
  Retained earnings.........................................    7,964,858     7,212,465
                                                              -----------   -----------
                                                                8,886,931     8,047,383
  Treasury stock, at cost...................................     (609,325)     (132,525)
                                                              -----------   -----------
          Total stockholders' equity........................    8,277,606     7,914,858
                                                              -----------   -----------
                                                              $83,273,321   $87,522,569
                                                              ===========   ===========

 The accompanying Auditors' Report and notes should be read with the financial statements.

                       CNB HOLDING COMPANY AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                1997         1996         1995
                                                             ----------   ----------   ----------
Interest income:
  Interest and fees on loans...............................  $5,425,123   $4,704,906   $4,152,871
  Interest on investment securities:
     U. S. Treasury Securities.............................     252,998      172,619       65,900
     Obligations of other U. S. government agencies and
       corporations........................................     609,415      925,406    1,044,831
     Obligations of States and political subdivisions......          --           --        2,344
     Other securities......................................       5,226        5,807       31,718
  Interest on federal funds sold...........................     362,228      373,885      387,876
                                                             ----------   ----------   ----------
                                                              6,654,990    6,182,623    5,685,540
                                                             ----------   ----------   ----------
Interest expense:
  Interest on deposits.....................................   2,603,470    2,368,377    2,176,769
                                                             ----------   ----------   ----------
          Net interest income..............................   4,051,520    3,814,246    3,508,771
Provision for loan losses..................................      70,500       58,100       15,000
                                                             ----------   ----------   ----------
          Net interest income after provision for loan
            losses.........................................   3,981,020    3,756,146    3,493,771
                                                             ----------   ----------   ----------
Non-interest income:
  Gain on sale of assets...................................     123,106           --           --
  Service fees.............................................     524,964      472,681      445,323
  Other....................................................      53,259       26,361       36,108
                                                             ----------   ----------   ----------
                                                                701,329      499,042      481,431
                                                             ----------   ----------   ----------
Non-interest expense:
  Salaries and employee benefits...........................   1,292,694    1,138,678    1,071,844
  Occupancy and equipment..................................     338,987      393,648      242,361
  Other operating expense..................................     702,766      475,160      645,572
                                                             ----------   ----------   ----------
                                                              2,334,447    2,007,486    1,959,777
                                                             ----------   ----------   ----------
          Income before income taxes.......................   2,347,902    2,247,702    2,015,425
Income taxes...............................................     881,034      846,894      743,694
                                                             ----------   ----------   ----------
          Net income.......................................  $1,466,868   $1,400,808   $1,271,731
                                                             ==========   ==========   ==========
Net income per share of common stock.......................  $     9.75   $     9.28   $     8.53
                                                             ==========   ==========   ==========
Weighted average common and common equivalent shares
  outstanding..............................................     150,379      150,957      149,044
                                                             ==========   ==========   ==========

 The accompanying Auditors' Report and notes should be read with the financial statements.

                       CNB HOLDING COMPANY AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                             UNREALIZED
                                                                                             GAIN(LOSS)
                                                                                                 ON
                              COMMON STOCK                                                   INVESTMENT
                           ------------------     TREASURY STOCK                             SECURITIES
                                       PAR      ------------------   CAPITAL     RETAINED    AVAILABLE
                           SHARES     VALUE     SHARES    AMOUNT     SURPLUS     EARNINGS     FOR SALE      TOTAL
                           -------   --------   ------   ---------   --------   ----------   ----------   ----------
Balance, January 1,
  1995...................  146,875   $146,875       --   $      --   $618,443   $5,570,776    $    --     $6,336,094
Stock options
  exercised..............    1,675      1,675       --          --     38,525           --         --         40,200
Income...................       --         --       --          --         --    1,271,731         --      1,271,731
Dividends paid...........       --         --       --          --         --     (441,300)        --       (441,300)
                           -------   --------   ------   ---------   --------   ----------    -------     ----------
Balance, December 31,
  1995...................  148,550    148,550       --          --    656,968    6,401,207         --      7,206,725
Stock options
  exercised..............    1,225      1,225       --          --     28,175           --         --         29,400
Treasury stock
  acquired...............       --         --    2,325    (132,525)        --           --         --       (132,525)
Income...................       --         --       --          --         --    1,400,808         --      1,400,808
Dividends paid...........       --         --       --          --         --     (589,550)        --       (589,550)
                           -------   --------   ------   ---------   --------   ----------    -------     ----------
Balance, December 31,
  1996...................  149,775    149,775    2,325    (132,525)   685,143    7,212,465         --      7,914,858
Change in unrealized gain
  (loss) on investment
  securities available
  for sale...............       --         --       --          --         --           --     19,115         19,115
Stock options
  exercised..............    2,580      2,580       --          --     65,460           --         --         68,040
Treasury stock
  acquired...............       --         --    6,650    (668,800)        --           --         --       (668,800)
Issuance of treasury
  stock..................       --         --   (2,500)    192,000         --      (49,500)        --        142,500
Income...................       --         --       --          --         --    1,466,868         --      1,466,868
Dividends paid...........       --         --       --          --         --     (664,975)        --       (664,975)
                           -------   --------   ------   ---------   --------   ----------    -------     ----------
Balance, December 31,
  1997...................  152,355   $152,355    6,475   $(609,325)  $750,603   $7,964,858    $19,115     $8,277,606
                           =======   ========   ======   =========   ========   ==========    =======     ==========

 The accompanying Auditors' Report and notes should be read with the financial statements.

                       CNB HOLDING COMPANY AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                           1997           1996           1995
                                                       ------------   ------------   ------------
Cash flows from operating activities:
  Net income.........................................  $  1,466,868   $  1,400,808   $  1,271,731
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization...................       113,126        103,409         99,558
     Provision for loan losses.......................        70,500         58,100         15,000
     Accretion/amortization of securities............        10,458             --             --
     Deferred income taxes...........................        15,598        (54,603)         6,503
     (Gain) loss on disposal of property and
       equipment.....................................      (123,106)            49          1,070
     Loss on sale of investments.....................         1,719             --             --
     (Increase) decrease in other assets.............      (347,459)        41,725        130,103
     Increase in accrued interest receivable.........       (61,119)       (12,023)       (64,749)
     Increase (decrease) in accrued interest, taxes
       and other liabilities.........................       (94,523)        16,561         (8,229)
                                                       ------------   ------------   ------------
          Net cash provided by operating
            activities...............................     1,052,062      1,554,026      1,450,987
                                                       ------------   ------------   ------------
Cash flows from investing activities:
  Proceeds from sale of securities available for
     sale............................................     1,000,781             --             --
  Maturities and redemptions of securities held for
     sale............................................         5,048             --             --
  Maturities and redemptions of securities held to
     maturity........................................    18,497,500     23,000,000     13,975,000
  Purchases of securities available for sale.........   (12,038,643)            --             --
  Purchases of securities held to maturity...........    (1,000,000)   (23,502,805)   (15,009,455)
  Net increase in loans..............................    (5,826,747)   (11,684,378)    (5,145,665)
  Proceeds from sale of property and equipment.......       249,367             --            500
  Purchases of property and equipment................      (295,994)      (661,856)      (280,843)
                                                       ------------   ------------   ------------
          Net cash provided by (used in) investing
            activities...............................       591,312    (12,849,039)    (6,460,463)
                                                       ------------   ------------   ------------
Cash flows from financing activities:
  Dividends paid.....................................      (664,975)      (589,550)      (441,300)
  Stock options exercised............................        68,040         29,400         40,200
  Net increase (decrease) in deposits................    (4,517,473)     8,062,643      7,236,163
  Proceeds from sale of treasury stock...............       142,500             --             --
  Purchase of treasury stock.........................      (668,800)      (132,525)            --
                                                       ------------   ------------   ------------
          Net cash provided by (used in) financing
            activities...............................    (5,640,708)     7,369,968      6,835,063
                                                       ------------   ------------   ------------
          Net increase (decrease) in cash and cash
            equivalents..............................    (3,997,334)    (3,925,045)     1,825,587
Cash and cash equivalents at beginning of year.......     7,501,064     11,426,109      9,600,522
                                                       ------------   ------------   ------------
Cash and cash equivalents at end of year.............  $  3,503,730   $  7,501,064   $ 11,426,109
                                                       ============   ============   ============
Supplemental disclosure of cash flow information:
  Interest paid......................................  $  2,606,571   $  2,356,450   $  2,153,897
  Income taxes paid..................................  $    965,557   $    888,635   $    752,835

             The accompanying Auditors' Report and notes should be
                      read with the financial statements.

                       CNB HOLDING COMPANY AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations. The Company is a one bank holding company which operates out of the main office in Daytona Beach with three other branches in Ormond Beach, Spruce Creek and Port Orange. The bank's primary source of revenue is providing loans to individuals and businesses in the East Volusia County area of Florida.

     Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Principles of Consolidation. The financial statements include the accounts of the Company and its consolidated subsidiary, Commercial National Bank. The acquisition of Commercial National Bank in 1987 has been accounted for as a pooling of interest. All significant intercompany accounts and transactions have been eliminated.

     Cash and Cash Equivalents. For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold.

     Investment Securities. Investment securities are comprised of securities classified as available for sale and held to maturity, in conjunction with the adoption of FASB 115, resulting in investment securities available for sale being carried at market value and investment securities held to maturity being carried at cost, adjusted for amortization of premiums and accretions of discounts.

     Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

     Loans and Allowance for Loan Losses. Loans are stated at the amount of unpaid principal, reduced by unearned discount and allowance for loan losses. Unearned discount on installment loans is recognized using the rule of 78's method, which approximates the interest method. Interest on other loans is calculated by using the simple interest method on the principal amounts outstanding. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrowers' financial condition is such that collection of interest is doubtful. Fees and related costs on loans are amortized over the term of the loan as required by generally accepted accounting principles.

     Property and Equipment. Property and equipment are stated at cost less accumulated depreciation computed principally on the straight-line method over the estimated useful lives of the assets, which are 40 years for building, 5 to 10 years for furniture and equipment and 5 years for vehicles.

     Income Taxes. Income taxes are provided based on earnings reported for financial statement purposes. The provision for income taxes differs from amounts currently payable due to temporary differences related to depreciation of equipment, accretion of discounts on investment securities, and provision for loan losses. The tax effects of these temporary differences are reported as deferred income taxes.

     Earnings per Share. Earnings per share is calculated on the basis of the weighted average number of shares outstanding during the year.

                       CNB HOLDING COMPANY AND SUBSIDIARY

2. INVESTMENT SECURITIES

     Amortized costs and approximate market values of investment securities are summarized as follows:

                                                           GROSS        GROSS
                                            CARRYING     UNREALIZED   UNREALIZED   APPROXIMATE
                                             AMOUNT        GAINS        LOSSES     MARKET VALUE
                                           -----------   ----------   ----------   ------------
DECEMBER 31, 1997
Available for Sale:
  U. S. Treasury Securities..............  $ 6,001,313    $39,947      $     --    $ 6,041,260
  Obligations of other U. S. government
     agencies and corporations...........    5,027,042     14,078       (22,430)     5,018,690
                                           -----------    -------      --------    -----------
                                            11,028,355     54,025       (22,430)    11,059,950
                                           -----------    -------      --------    -----------
Held to Maturity:
  Obligations of other U. S. government
     agencies and corporations...........    4,988,839      1,880        (9,779)   $ 4,980,940
  Other securities.......................       87,100         --            --         87,100
                                           -----------    -------      --------    -----------
                                             5,075,939      1,880        (9,779)     5,068,040
                                           -----------    -------      --------    -----------
                                           $16,104,294    $55,905      $(32,209)   $16,127,990
                                           ===========    =======      ========    ===========
DECEMBER 31, 1996
Held to Maturity:
  Obligations of other U. S. government
     agencies and corporations...........  $20,480,848    $   675      $(66,128)   $20,415,395
  U. S. Treasury securities..............    2,013,209         --        (6,644)     2,006,565
  Other securities.......................       87,100         --            --         87,100
                                           -----------    -------      --------    -----------
                                           $22,581,157    $   675      $(72,772)   $22,509,060
                                           ===========    =======      ========    ===========

     The amortized cost and approximate market values of investment securities at December 31, 1997, by expected maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                  SECURITIES AVAILABLE          SECURITIES HELD
                                                        FOR SALE                  TO MATURITY
                                                -------------------------   -----------------------
                                                 AMORTIZED      MARKET      AMORTIZED      MARKET
                                                   COST          VALUE         COST        VALUE
                                                -----------   -----------   ----------   ----------
Due in one year or less.......................  $        --   $        --   $       --   $       --
Due after one year but less than five years...    7,001,313     7,049,601    4,988,839    4,980,940
Due after five years but less than ten
  years.......................................    1,014,654     1,008,810           --           --
Due after ten years...........................    2,030,587     2,014,000           --           --
                                                -----------   -----------   ----------   ----------
                                                 10,046,554    10,072,411    4,988,839    4,980,940
Other securities..............................           --            --       87,100       87,100
Mortgage backed securities....................      981,801       987,539           --           --
                                                -----------   -----------   ----------   ----------
                                                $11,028,355   $11,059,950   $5,075,939   $5,068,040
                                                ===========   ===========   ==========   ==========

                       CNB HOLDING COMPANY AND SUBSIDIARY

     Proceeds from the sale of investments in debt securities -- available for sale, gross realized gains, gross realized losses and the related income taxes on net realized gains were as follows:

                                                                 1997         1996
                                                              ----------   ----------
Proceeds from sales.........................................  $1,000,781   $       --
Gross realized gains........................................         781           --
Gross realized losses.......................................          --           --
Applicable income tax on net realized gains.................         309           --

     Securities pledged at December 31 to secure treasury deposits are as follows:

                                                                1997       1996
                                                              --------   --------
Carrying amount.............................................  $200,000   $199,961
Market value................................................   198,812    199,876

3. LOANS AND ALLOWANCE FOR LOAN LOSSES

     A summary of loan classifications at December 31, 1997 and 1996 follows:

                                                                 1997          1996
                                                              -----------   -----------
Business loans..............................................  $ 3,788,668   $ 7,442,300
Real estate loans...........................................   52,672,476    45,524,936
Personal loans..............................................    3,575,535     1,329,173
                                                              -----------   -----------
                                                               60,036,679    54,296,409
Unearned discount...........................................      (87,962)     (143,867)
                                                              -----------   -----------
                                                               59,948,717    54,152,542
Allowance for loan losses...................................     (418,534)     (378,606)
                                                              -----------   -----------
                                                              $59,530,183   $53,773,936
                                                              ===========   ===========

     Changes in the allowance for loan losses for the years ended December 31, 1997, 1996 and 1995 were as follows:

                                                           1997       1996       1995
                                                         --------   --------   --------
Balance January 1......................................  $378,606   $336,231   $322,186
Provision charged to operations........................    70,500     58,100     15,000
Recoveries on loans previously charged off.............     9,015        370        916
Loans charged off......................................   (39,587)   (16,095)    (1,871)
                                                         --------   --------   --------
Balance December 31....................................  $418,534   $378,606   $336,231
                                                         ========   ========   ========

                       CNB HOLDING COMPANY AND SUBSIDIARY

4. PROPERTY AND EQUIPMENT

     A summary of property and equipment at December 31, 1997 and 1996 follows:

                                                                 1997         1996
                                                              ----------   ----------
Land........................................................  $1,200,340   $1,178,465
Building and improvements...................................   1,907,257    1,894,820
Furniture and equipment.....................................     826,608      749,760
Vehicles....................................................      15,407       51,367
                                                              ----------   ----------
                                                               3,949,612    3,874,412
Less accumulated depreciation and amortization..............     841,980      823,386
                                                              ----------   ----------
                                                              $3,107,632   $3,051,026
                                                              ==========   ==========

     Total depreciation expense for December 31, 1997, 1996 and 1995 was $113,126, $103,409 and $99,558, respectively.

5. INCOME TAXES

     The components of income tax expense for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                                           1997       1996       1995
                                                         --------   --------   --------
Currently payable:
  Federal..............................................  $756,434   $780,849   $637,166
  State................................................   109,002    120,648    100,025
                                                         --------   --------   --------
                                                          865,436    901,497    737,191
                                                         --------   --------   --------
Deferred:
  Federal..............................................    13,426    (47,000)     5,598
  State................................................     2,172     (7,603)       905
                                                         --------   --------   --------
                                                           15,598    (54,603)     6,503
                                                         --------   --------   --------
                                                         $881,034   $846,894   $743,694
                                                         ========   ========   ========

     Net deferred tax assets included in other assets at December 31 consist of the following:

                                                                1997       1996
                                                              --------   --------
Deferred tax assets:
  Allowance for loan losses.................................  $153,245   $143,338
  Securities amortization & accretion.......................        --      5,281
                                                              --------   --------
                                                               153,245    148,619
                                                              --------   --------
Deferred tax liabilities:
  Fixed assets..............................................   (51,357)   (32,432)
  Securities amortization & accretion.......................    (1,298)        --
  Market valuation reserve..................................   (12,480)        --
                                                              --------   --------
                                                               (65,135)   (32,432)
                                                              --------   --------
                                                              $ 88,110   $116,187
                                                              ========   ========

                       CNB HOLDING COMPANY AND SUBSIDIARY

     A reconciliation of income tax computed at the Federal statutory income tax rate to total income taxes is as follows for the years ended December 31:

                                                       1997         1996         1995
                                                    ----------   ----------   ----------
Pretax income.....................................  $2,347,902   $2,247,702   $2,015,425
                                                    ==========   ==========   ==========
Income tax computed at Federal statutory rate.....     798,287      764,219      685,245
Increase (decrease) resulting from:
  State income taxes, net of federal benefit......      71,941       79,628       66,017
  Other, net......................................      10,806        3,047       (7,568)
                                                    ----------   ----------   ----------
Provision for income taxes........................  $  881,034   $  846,894   $  743,694
                                                    ==========   ==========   ==========

6. OTHER FINANCIAL INSTRUMENTS, COMMITMENTS AND CONTINGENCIES

     In the normal course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received. At December 31, 1997 and 1996 commitments under standby letters of credit and guarantees aggregated $7,525,744 and $12,297,779, respectively. The bank does not anticipate any material losses as a result of the commitments and contingent liabilities.

     The Bank is not a defendant in legal actions arising from normal business activities.

7. RELATED PARTY TRANSACTIONS

     Certain officers, directors, principal shareholders and companies which have 10 percent or more beneficial ownership, were indebted to the bank at December 31, 1997 and 1996 in the aggregate amount of $1,656,382 and $1,329,681, respectively.

8. FEDERAL RESERVE STOCK

     Banking regulations require that the subsidiary bank purchase federal reserve stock totaling 6% of their capital stock and capital surplus. At December 31, 1997 and 1996 the subsidiary bank has purchased 1,742 shares of $100 par value Federal Reserve Stock which satisfies the regulations.

                       CNB HOLDING COMPANY AND SUBSIDIARY

9. STOCK OPTION PLAN

     The Company has a fixed employee stock-based compensation plan which was approved by a majority of shareholders on September 18, 1990. Under the plan, a maximum of 15,000 shares may be issued at an option price of the greater of $24.00 per share or fair market value at the date of the grant. However, during the first three years after granting the option, the option shall not be exercisable. The Company applies APB Opinion 25 in accounting for this stock option plan. Accordingly, no compensation cost has been recognized for the plan in 1997 or 1996. Following is a summary of the status of the plan during 1997, 1996 and 1995:

                                                              OPTION   PRICE
                                                               PLAN     PER
                                                              SHARES   SHARE
                                                              ------   -----
Outstanding, January 1, 1995................................  13,200    $27
  Exercised.................................................  (1,675)    24
  Forfeited.................................................  (2,225)    24
                                                              ------
Outstanding, December 31, 1995..............................   9,300     29
  Exercised.................................................  (1,225)    24
  Forfeited.................................................    (800)    33
                                                              ------
Outstanding, December 31, 1996..............................   7,275     29
  Exercised.................................................  (2,580)    26
                                                              ------
Outstanding, December 31, 1997..............................   4,695     31
                                                              ======
Exercisable, December 31, 1996..............................   3,075     24
                                                              ======
Exercisable, December 31, 1997..............................   4,695     31
                                                              ======

     Following is a summary of the status of fixed stock options outstanding at December 31, 1997:

                                                   OUTSTANDING OPTIONS            EXERCISABLE
                                             -------------------------------        OPTIONS
                                                       WEIGHTED                -----------------
                                                        AVERAGE     WEIGHTED            WEIGHTED
                                                       REMAINING    AVERAGE             AVERAGE
                                                      CONTRACTUAL   EXERCISE            EXERCISE
EXERCISE PRICE RANGE                         NUMBER      LIFE        PRICE     NUMBER    PRICE
--------------------                         ------   -----------   --------   ------   --------
$24........................................  1,175      3 years       $24      1,175      $24
$33........................................  3,520      7 years        33      3,520       33
                                             -----                             -----
$24 to $33.................................  4,695                     31      4,695       31
                                             =====                             =====

10. RESTRICTIONS ON RETAINED EARNINGS

     The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 1997, approximately $1,812,000 of retained earnings were available for dividend declaration without prior regulatory approval.

11. PROFIT-SHARING PLAN

     The Bank has a 401(k) profit-sharing plan (the Plan) offered to employees with more than one year of service. Contributions under the Plan are discretionary and are determined annually by the Bank's Board of Directors.

     The Bank's contributions to the Plan for the years ended December 31, 1997, 1996 and 1995 were $52,400, $53,450 and $48,252, respectively.

                       CNB HOLDING COMPANY AND SUBSIDIARY

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table shows the estimated fair value and the related carrying values of the Company's financial instruments at December 31, 1997. Items which are not financial instruments are not included.

                                                                        1997
                                                              -------------------------
                                                               CARRYING      ESTIMATED
                                                                AMOUNT      FAIR VALUE
                                                              -----------   -----------
Cash and due from banks.....................................  $ 3,503,730   $ 3,503,730
Investment securities available for sale....................   11,059,950    11,059,950
Investment securities held to maturity......................    5,075,939     5,068,040
Loans, net of allowance for loan losses.....................   59,530,183    60,176,636
Accrued interest receivable.................................      488,686       488,686
Deposit liabilities.........................................   74,877,986    75,083,427

     For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 1997. The estimated fair value for cash and due from banks and federal funds sold is considered to approximate cost. The estimated fair value for investment securities are based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for commercial loans is based on estimates of the difference in interest rates the Company would charge the borrowers for similar loans with similar maturities made at December 31, 1997, applied for an estimated time period until the loan is assumed to reprice or be paid. The estimated fair value for other loans is based on estimates of the rate the Company would charge for similar loans at December 31, 1997, applied for the time period until estimated repayment. The estimated fair value for demand, savings and money market deposits is based on their carrying value. The estimated fair value for individual retirement account deposits and time deposits is based on estimates of the rate the Company would pay on such deposits at December 31, 1997, applied for the period on a discounted cash flow basis. The estimated fair value for other financial instruments and off-balance-sheet loan commitments are considered to approximate cost at December 31, 1997.

     While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at December 31, 1997, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1997 should not necessarily be considered to apply at subsequent dates.

     In addition other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures. Also non-financial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include the estimated earning power of core deposit accounts, the trained work force, customer goodwill and similar items.

13. STOCK REPURCHASE AGREEMENT

     In December, 1995 the board of directors authorized the corporation to commence a transaction to repurchase shares of corporation common stock. At this time, the board of directors of the corporation had not established the maximum number of shares that the corporation will purchase as a result of the transaction. The repurchase offer of the corporation commenced on December 22, 1995 and will remain in force until such time as the board of directors terminate this agreement. As of December 31, 1997, the Corporation has purchased 6,475 shares of corporation common stock at a cost of $609,325.

14. REGULATORY MATTERS

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possible

                       CNB HOLDING COMPANY AND SUBSIDIARY
additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1997, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

     The Bank's actual capital amounts and ratios are also presented in the table.

                                                                                            TO BE WELL
                                                                                        CAPITALIZED UNDER
                                                                     FOR CAPITAL        PROMPT CORRECTIVE
                                                  ACTUAL          ADEQUACY PURPOSES     ACTION PROVISIONS
                                            ------------------   -------------------   --------------------
                                              AMOUNT     RATIO     AMOUNT      RATIO     AMOUNT      RATIO
                                            ----------   -----   -----------   -----   -----------   ------
As of December 31, 1997:
  Total Capital (to Risk-Weighted
    Assets)...............................  $8,203,315   16.1%   >=$4,070,141  >=8.0%  >=$5,087,676  >=10.0%
  Tier I Capital (to Risk-Weighted
    Assets)...............................  $7,754,209   15.2%   >=$2,035,071  >=4.0%  >=$3,052,606  >= 6.0%
  Tier I Capital (to Average Assets)......  $7,754,209    8.9%   >=$3,484,070  >=4.0%  >=$4,355,088  >= 5.0%
As of December 31, 1996:
  Total Capital (to Risk-Weighted
    Assets)...............................  $7,637,858   14.9%   >=$4,105,244  >=8.0%  >=$5,131,555  >=10.0%
  Tier I Capital (to Risk-Weighted
    Assets)...............................  $7,259,252   14.1%   >=$2,052,622  >=4.0%  >=$3,078,933  >= 6.0%
  Tier I Capital (to Average Assets)......  $7,259,252    8.7%   >=$3,335,983  >=4.0%  >=$4,169,979  >= 5.0%

15. SUBSEQUENT EVENTS

     The Company, with the consent of its shareholders, elected under the Internal Revenue Code to be an S-Corporation effective for the year beginning January 1, 1998. Under the provisions for an S-Corporation, the Company does not pay corporate income taxes on its taxable income. In lieu of corporate income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income.

     CNB Holding Company and the Colonial Bancgroup Inc. entered into an agreement to merge the two companies on March 26, 1998. The agreement provides that, upon consummation of the merger, each outstanding share of CNB Holding Company common stock shall be converted and exchanged into shares of Bancgroup common stock at a per share price of $191.40. Specifically, each outstanding share of CNB Holding Company's stock shall be converted into such number of shares of Bancgroup common stock equal to $191.40 divided by the market value, as defined, of Bancgroup's common stock. The merger will be accounted for as a pooling of interest. The merger is subject to regulatory and shareholder approval and is anticipated to be consummated in July, 1998.

                       CNB HOLDING COMPANY AND SUBSIDIARY

16. CNB HOLDING COMPANY (PARENT COMPANY ONLY)

     Presented below are the financial statements of CNB Holding Company:

BALANCE SHEETS
DECEMBER 31,

                                                                 1997         1996
                                                              ----------   ----------
                                       ASSETS
Cash and cash equivalents...................................  $  509,877   $  662,883
Investment in subsidiary -- Commercial National Bank........   7,754,209    7,259,252
Other assets................................................       5,930        5,246
                                                              ----------   ----------
                                                              $8,270,016   $7,927,381
                                                              ==========   ==========

                        LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued expenses............................................  $   11,525   $   12,523
Common stock -- par value $1 per share, 300,000 shares
  authorized, 152,355 and 149,775 shares issued and
  outstanding, respectively in 1997 and 1996................     152,355      149,775
Capital surplus.............................................     750,603      685,143
Retained earnings...........................................   7,964,858    7,212,465
                                                              ----------   ----------
                                                               8,879,341    8,059,906
Treasury stock, at cost.....................................    (609,325)    (132,525)
                                                              ----------   ----------
                                                              $8,270,016   $7,927,381
                                                              ==========   ==========

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

                                                        1997         1996         1995
                                                     ----------   ----------   ----------
Interest income....................................  $   11,407   $   16,679   $    6,794
Cash dividend from subsidiary bank.................   1,010,000      400,000    1,000,000
Other expense......................................     (72,473)     (46,668)     (47,404)
                                                     ----------   ----------   ----------
  Income before income taxes and equity in
     undistributed earnings of subsidiary bank.....     948,934      370,011      959,390
Provision for income taxes (benefits)..............     (22,978)     (11,284)     (15,281)
                                                     ----------   ----------   ----------
  Income before equity in undistributed earnings of
     subsidiary bank...............................     971,912      381,295      974,671
Equity in undistributed earnings of subsidiary
  bank.............................................     494,956    1,019,513      297,060
                                                     ----------   ----------   ----------
     Net income....................................  $1,466,868   $1,400,808   $1,271,731
                                                     ==========   ==========   ==========

                       CNB HOLDING COMPANY AND SUBSIDIARY

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

                                                      1997          1996          1995
                                                   -----------   -----------   ----------
Cash flow from operating activities:
  Net income.....................................  $ 1,466,868   $ 1,400,808   $1,271,731
  Adjustments to reconcile net income to cash
     used by operating activities:
     Undistributed earnings of subsidiary........     (494,956)   (1,019,513)    (297,060)
     (Increase) decrease in other assets.........         (685)          550       (1,428)
     Increase (decrease) in accrued expenses.....         (998)        2,123       10,400
                                                   -----------   -----------   ----------
Net cash provided by operating activities........      970,229       383,968      983,643
                                                   -----------   -----------   ----------
Cash flow from investing activities:
  Net (increase) decrease in loans issued........           --        22,194      (22,194)
                                                   -----------   -----------   ----------
Net cash provided by (used in) investing
  activities.....................................           --        22,194      (22,194)
                                                   -----------   -----------   ----------
Cash flow from financing activities:
  Dividends paid.................................     (664,975)     (589,550)    (441,300)
  Stock options exercised........................       68,040        29,400       40,200
  Proceeds from sale of treasury stock...........      142,500            --           --
  Purchase of treasury stock.....................     (668,800)     (132,525)          --
                                                   -----------   -----------   ----------
Net cash used in financing activities............   (1,123,235)     (692,675)    (401,100)
                                                   -----------   -----------   ----------
Net increase (decrease) in cash and cash
  equivalents....................................     (153,006)     (286,513)     560,349
Cash and cash equivalents at beginning of year...      662,883       949,396      389,047
                                                   -----------   -----------   ----------
Cash and cash equivalents at end of year.........  $   509,877   $   662,883   $  949,396
                                                   ===========   ===========   ==========

                       CNB HOLDING COMPANY AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1998

                                                               MARCH 31,
                                                                 1998
                                                              -----------
                                                              (UNAUDITED)
                                 ASSETS
Cash and due from banks.....................................  $ 3,915,990
Federal funds sold..........................................    5,523,000
                                                              -----------
          Total cash and cash equivalents...................    9,438,990
Investment securities:
  Available for sale........................................   12,160,883
  Held to maturity..........................................    1,992,722
Loans, less allowance for loan losses of $430,534...........   60,252,360
Property and equipment, net.................................    3,078,190
Accrued interest receivable.................................      436,993
Other assets................................................      656,365
                                                              -----------
                                                              $88,016,503
                                                              ===========
                  LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Demand....................................................  $16,290,035
  Interest bearing demand...................................   10,234,707
  Now accounts..............................................    7,293,230
  Savings...................................................    4,409,430
  Time $100,000 and over....................................    8,176,710
  Other Time................................................   32,984,905
                                                              -----------
                                                               79,389,017
Accrued interest, taxes and other liabilities...............      144,226
                                                              -----------
          Total liabilities.................................   79,533,243
                                                              -----------
Stockholders' equity
  Common stock, $1 par value, 300,000 shares authorized,
     152,835 and 152,355 shares issued and outstanding......      152,835
  Capital surplus...........................................      762,363
  Unrealized holding gain (loss) on investment securities
     available for sale.....................................       60,723
  Retained earnings.........................................    8,227,820
                                                              -----------
                                                                9,203,741
  Treasury stock, at cost...................................     (720,481)
                                                              -----------
          Total stockholders' equity........................    8,483,260
                                                              -----------
                                                              $88,016,503
                                                              ===========

          The accompanying note to the unaudited financial statements should be read with the financial statements.

                       CNB HOLDING COMPANY AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME
                      FOR THE THREE MONTHS ENDED MARCH 31,

                                                                 1998         1997
                                                              ----------   ----------
                                                                    (UNAUDITED)
Interest income:
  Interest and fees on loans................................  $1,444,688   $1,298,596
  Interest on investment securities:
     U. S. Treasury Securities..............................      92,341       25,037
     Obligations of other U.S. government agencies and
      corporations..........................................     115,497      125,609
     Other securities.......................................          14           --
  Interest on federal funds sold............................      42,793      140,182
                                                              ----------   ----------
                                                               1,695,333    1,589,424
                                                              ----------   ----------
Interest expense:
  Interest on deposits......................................     614,808      611,685
                                                              ----------   ----------
          Net interest income...............................   1,080,525      977,739
Provision for loan losses...................................      12,000       13,000
                                                              ----------   ----------
          Net interest income after provision for loan
            losses..........................................   1,068,525      964,739
                                                              ----------   ----------
Non-interest income:
  Gain on sale of investment securities.....................       6,872           --
  Service fees..............................................     120,559      118,984
  Other.....................................................      10,503        5,704
                                                              ----------   ----------
                                                                 137,934      124,688
                                                              ----------   ----------
Non-interest expense:
  Salaries and employee benefits............................     332,701      319,467
  Occupancy and equipment...................................      84,113       82,520
  Other operating expense...................................     207,274      172,329
                                                              ----------   ----------
                                                                 624,088      574,316
                                                              ----------   ----------
Income before income taxes..................................     582,371      515,111
Income taxes................................................     100,589      176,564
                                                              ----------   ----------
          Net income........................................  $  481,782   $  338,547
                                                              ==========   ==========
          Net income per share of common stock..............  $     3.25   $     2.24
                                                              ==========   ==========
Weighted average common and common equivalent shares
  outstanding...............................................     148,217      151,279
                                                              ==========   ==========

          The accompanying note to the unaudited financial statements should be read with the financial statements.

                       CNB HOLDING COMPANY AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                                  (UNAUDITED)

                                                                                           UNREALIZED
                                                                                           GAIN (LOSS)
                                                                                               ON
                            COMMON STOCK                                                   INVESTMENT
                         ------------------     TREASURY STOCK                             SECURITIES
                                     PAR      ------------------   CAPITAL     RETAINED     AVAILABLE
                         SHARES     VALUE     SHARES    AMOUNT     SURPLUS     EARNINGS     FOR SALE       TOTAL
                         -------   --------   ------   ---------   --------   ----------   -----------   ----------
Balance, December 31,
  1997.................  152,355   $152,355   6,475    $(609,325)  $750,603   $7,964,858     $19,115     $8,277,606
Change in unrealized
  gain (loss) on
  investment securities
  available for sale...       --         --      --           --         --           --      41,608         41,608
Stock options
  exercised............      480        480      --           --     11,760           --          --         12,240
Treasury stock
  acquired.............       --         --     942     (111,156)        --           --          --       (111,156)
Income.................       --         --      --           --         --      481,782          --        481,782
Dividends paid.........       --         --      --           --         --     (218,820)         --       (218,820)
                         -------   --------   -----    ---------   --------   ----------     -------     ----------
Balance, March 31,
  1998.................  152,835   $152,835   7,417    $(720,481)  $762,363   $8,227,820     $60,723     $8,483,260
                         =======   ========   =====    =========   ========   ==========     =======     ==========

          The accompanying note to the unaudited financial statements should be read with the financial statements.

                       CNB HOLDING COMPANY AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      FOR THE THREE MONTHS ENDED MARCH 31,

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                 1998          1997
                                                              -----------   -----------
                                                                     (UNAUDITED)
Cash flows from operating activities:
  Net income................................................  $   481,782   $   338,547
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................       31,450        28,681
     Provision for loan losses..............................       12,000        13,000
     Accretion/amortization of securities...................        2,565         2,969
     Deferred income taxes..................................      100,589       (18,845)
     Loss on sale of investments............................       (6,872)           --
     (Increase) decrease in other assets....................     (237,274)      (26,943)
     Increase in accrued interest receivable................       51,693        11,036
     Increase (decrease) in accrued interest, taxes and
      other liabilities.....................................       26,497       279,565
                                                              -----------   -----------
          Net cash provided by operating activities.........      462,430       628,010
                                                              -----------   -----------
Cash flows from investing activities:
  Proceeds from sale of securities available for sale.......    1,007,500            --
  Maturities and redemptions of securities available for
     sale...................................................       10,728            --
  Maturities and redemptions of securities held to
     maturity...............................................    2,995,625    13,000,000
  Purchases of securities available for sale................   (1,998,282)           --
  Purchases of securities held to maturity..................           --    (1,000,000)
  Net increase in loans.....................................     (734,177)   (2,571,448)
  Purchases of property and equipment.......................       (1,859)       (1,504)
                                                              -----------   -----------
          Net cash provided by (used in) investing
            activities......................................    1,279,535     9,427,048
                                                              -----------   -----------
Cash flows from financing activities:
  Dividends paid............................................     (218,820)     (147,450)
  Stock options exercised...................................       12,240         2,400
  Net increase (decrease) in deposits.......................    4,511,031    (3,550,846)
  Purchase of treasury stock................................     (111,156)           --
                                                              -----------   -----------
          Net cash provided by (used in) financing
            activities......................................    4,193,295    (3,695,896)
                                                              -----------   -----------
          Net increase (decrease) in cash and cash
            equivalents.....................................    5,935,260     6,359,162
Cash and cash equivalents at beginning of year..............    3,503,730     7,501,064
                                                              -----------   -----------
Cash and cash equivalents at end of period..................  $ 9,438,990   $13,860,226
                                                              ===========   ===========
Supplemental disclosure of cash flow information:
  Interest paid.............................................  $   613,590   $   611,280
  Income taxes paid (refunded)..............................  $   (36,124)  $    63,997

          The accompanying note to the unaudited financial statements should be read with the financial statements.

                       CNB HOLDING COMPANY AND SUBSIDIARY

                     NOTE TO UNAUDITED FINANCIAL STATEMENTS
               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997

1. BASIS OF PRESENTATION

     The accompanying unaudited financial statements have been prepared in accordance with the instructions to Form 10-QSB and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of CNB, the financial statements reflect all adjustments which are of a normal recurring nature and which are necessary to present fairly the financial position of CNB as of March 31, 1998, and the results of operations for the three months ended March 31, 1998 and 1997, and cash flows for the three months ended March 31, 1998 and 1997. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results which may be expected for the entire fiscal year.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                         THE COLONIAL BANCGROUP, INC.,

                                      AND

                              CNB HOLDING COMPANY

                                  DATED AS OF

                                 MARCH 26, 1998

                               TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----
ARTICLE 1 -- NAME
  1.1    Name........................................................   A-1
ARTICLE 2 -- MERGER -- TERMS AND CONDITIONS
  2.1    Applicable Law..............................................   A-1
  2.2    Corporate Existence.........................................   A-1
  2.3    Articles of Incorporation and Bylaws........................   A-1
  2.4    Resulting Corporation's Officers and Board..................   A-2
  2.5    Stockholder Approval........................................   A-2
  2.6    Further Acts................................................   A-2
  2.7    Effective Date and Closing..................................   A-2
  2.8    Subsidiary Bank Merger......................................   A-2
ARTICLE 3 -- CONVERSION OF ACQUIRED CORPORATION STOCK
  3.1    Conversion of Acquired Corporation Stock....................   A-2
  3.2    Surrender of Acquired Corporation Stock.....................   A-3
  3.3    Fractional Shares...........................................   A-3
  3.4    Adjustments.................................................   A-3
  3.5    BancGroup Stock.............................................   A-3
  3.6    Dissenting Rights...........................................   A-3
ARTICLE 4 -- REPRESENTATIONS, WARRANTIES AND
                 COVENANTS OF BANCGROUP
  4.1    Organization................................................   A-4
  4.2    Capital Stock...............................................   A-4
  4.3    Financial Statements; Taxes.................................   A-4
  4.4    No Conflict with Other Instrument...........................   A-5
  4.5    Absence of Material Adverse Change..........................   A-5
  4.6    Approval of Agreement.......................................   A-5
  4.7    Tax Treatment...............................................   A-5
  4.8    Title and Related Matters...................................   A-5
  4.9    Subsidiaries................................................   A-6
  4.10   Contracts...................................................   A-6
  4.11   Litigation..................................................   A-6
  4.12   Compliance..................................................   A-6
  4.13   Registration Statement......................................   A-6
  4.14   SEC Filings.................................................   A-6
  4.15   Form S-4....................................................   A-7
  4.16   Brokers.....................................................   A-7
  4.17   Government Authorization....................................   A-7
  4.18   Absence of Regulatory Communications........................   A-7
  4.19   Disclosure..................................................   A-7
ARTICLE 5 -- REPRESENTATIONS, WARRANTIES AND
                 COVENANTS OF ACQUIRED CORPORATION
  5.1    Organization................................................   A-7
  5.2    Capital Stock...............................................   A-7
  5.3    Subsidiaries................................................   A-8
  5.4    Financial Statements; Taxes.................................   A-8
  5.5    Absence of Certain Changes or Events........................   A-9
  5.6    Title and Related Matters...................................  A-10
  5.7    Commitments.................................................  A-10
  5.8    Charter and Bylaws..........................................  A-10

                                                                       PAGE
                                                                       ----
  5.9    Litigation..................................................  A-11
  5.10   Material Contract Defaults..................................  A-11
  5.11   No Conflict with Other Instrument...........................  A-11
  5.12   Governmental Authorization..................................  A-11
  5.13   Absence of Regulatory Communications........................  A-11
  5.14   Absence of Material Adverse Change..........................  A-11
  5.15   Insurance...................................................  A-11
  5.16   Pension and Employee Benefit Plans..........................  A-12
  5.17   Buy-Sell Agreements.........................................  A-12
  5.18   Brokers.....................................................  A-12
  5.19   Approval of Agreements......................................  A-12
  5.20   Disclosure..................................................  A-12
  5.21   Registration Statement......................................  A-12
  5.22   Loans; Adequacy of Allowance for Loan Losses................  A-12
  5.23   Environmental Matters.......................................  A-13
  5.24   Transfer of Shares..........................................  A-13
  5.25   Collective Bargaining.......................................  A-13
  5.26   Labor Disputes..............................................  A-13
  5.27   Derivative Contracts........................................  A-13
  5.28   Non-Terminable Contracts and Severance Agreements...........  A-14
ARTICLE 6 -- ADDITIONAL COVENANTS
  6.1    Additional Covenants of BancGroup...........................  A-14
  6.2    Additional Covenants of Acquired Corporation................  A-16
ARTICLE 7 -- MUTUAL COVENANTS AND AGREEMENTS
  7.1    Best Efforts; Cooperation...................................  A-19
  7.2    Press Release...............................................  A-19
  7.3    Mutual Disclosure...........................................  A-19
  7.4    Access to Properties and Records............................  A-19
  7.5    Notice of Adverse Changes...................................  A-19
ARTICLE 8 -- CONDITIONS TO OBLIGATIONS OF ALL PARTIES
  8.1    Approval by Shareholders....................................  A-20
  8.2    Regulatory Authority Approval...............................  A-20
  8.3    Litigation..................................................  A-20
  8.4    Registration Statement......................................  A-20
  8.5    Tax Opinion.................................................  A-20
ARTICLE 9 -- CONDITIONS TO OBLIGATIONS OF ACQUIRED CORPORATION
  9.1    Representations, Warranties and Covenants...................  A-21
  9.2    Adverse Changes.............................................  A-21
  9.3    Closing Certificate.........................................  A-21
  9.4    Opinion of Counsel..........................................  A-22
  9.5    NYSE Listing................................................  A-22
  9.6    Other Matters...............................................  A-22
  9.7    Material Events.............................................  A-22
ARTICLE 10 -- CONDITIONS TO OBLIGATIONS OF BANCGROUP
  10.1   Representations, Warranties and Covenants...................  A-22
  10.2   Adverse Changes.............................................  A-22
  10.3   Closing Certificate.........................................  A-22
  10.4   Opinion of Counsel..........................................  A-23
  10.5   Controlling Shareholders....................................  A-23
  10.6   Other Matters...............................................  A-23

                                                                       PAGE
                                                                       ----
  10.7   Dissenters..................................................  A-23
  10.8   Material Events.............................................  A-23
  10.9   Pooling of Interest.........................................  A-23
 10.10   Non Compete Agreements......................................  A-23
ARTICLE 11 -- TERMINATION OF REPRESENTATIONS
                   AND WARRANTIES....................................  A-24
ARTICLE 12 -- NOTICES................................................  A-24
ARTICLE 13 -- AMENDMENT OR TERMINATION
  13.1   Amendment...................................................  A-24
  13.2   Termination.................................................  A-24
  13.3   Damages.....................................................  A-25
ARTICLE 14 -- DEFINITIONS............................................  A-25
ARTICLE 15 -- MISCELLANEOUS
  15.1   Expenses....................................................  A-30
  15.2   Benefit and Assignment......................................  A-30
  15.3   Governing Law...............................................  A-30
  15.4   Counterparts................................................  A-30
  15.5   Headings....................................................  A-30
  15.6   Severability................................................  A-30
  15.7   Construction................................................  A-30
  15.8   Return of Information.......................................  A-30
  15.9   Equitable Remedies..........................................  A-30
 15.10   Attorneys' Fees.............................................  A-31
 15.11   No Waiver...................................................  A-31
 15.12   Remedies Cumulative.........................................  A-31
 15.13   Entire Contract.............................................  A-31

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of this the 26th day of March 1998, by and between CNB HOLDING COMPANY ("Acquired Corporation"), a Florida corporation, and THE COLONIAL BANCGROUP, INC. ("BancGroup"), a Delaware corporation.

                                   WITNESSETH

     WHEREAS, Acquired Corporation operates as a bank holding company for its wholly owned subsidiary, Commercial National Bank (the "Bank"), with its principal office in Daytona Beach, Florida; and

     WHEREAS, BancGroup is a bank holding company with a Subsidiary bank, Colonial Bank, operating in Alabama, Florida, Georgia and Tennessee; and

     WHEREAS, Acquired Corporation wishes to merge with BancGroup; and

     WHEREAS, it is the intention of BancGroup and Acquired Corporation that such Merger shall qualify for federal income tax purposes as a "reorganization" within the meaning of section 368(a) of the Code, as defined herein;

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties hereto agree as follows:

                                   ARTICLE 1

                                      NAME

     1.1 Name. The name of the corporation resulting from the Merger shall be "The Colonial BancGroup, Inc."

                                   ARTICLE 2

                         MERGER -- TERMS AND CONDITIONS

     2.1 Applicable Law. On the Effective Date, Acquired Corporation shall be merged with and into BancGroup (herein referred to as the "Resulting Corporation" whenever reference is made to it as of the time of merger or thereafter). The Merger shall be undertaken pursuant to the provisions of and with the effect provided in the DGCL and, to the extent applicable, the FBCA. The offices and facilities of Acquired Corporation and of BancGroup shall become the offices and facilities of the Resulting Corporation.

     2.2 Corporate Existence. On the Effective Date, the corporate existence of Acquired Corporation and of BancGroup shall, as provided in the DGCL and the FBCA, be merged into and continued in the Resulting Corporation, and the Resulting Corporation shall be deemed to be the same corporation as Acquired Corporation and BancGroup. All rights, franchises and interests of Acquired Corporation and BancGroup, respectively, in and to every type of property (real, personal and mixed) and chooses in action shall be transferred to and vested in the Resulting Corporation by virtue of the Merger without any deed or other transfer. The Resulting Corporation on the Effective Date, and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations and all other rights and interests as trustee, executor, administrator, transfer agent and registrar of stocks and bonds, guardian of estates, assignee, and receiver and in every other fiduciary capacity and in every agency, and capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by Acquired Corporation and BancGroup, respectively, on the Effective Date.

     2.3 Articles of Incorporation and Bylaws. On the Effective Date, the certificate of incorporation and bylaws of the Resulting Corporation shall be the restated certificate of incorporation and bylaws of BancGroup as they exist immediately before the Effective Date.

     2.4 Resulting Corporation's Officers and Board. The board of directors and the officers of the Resulting Corporation on the Effective Date shall consist of those persons serving in such capacities of BancGroup as of the Effective Date.

     2.5 Stockholder Approval. This Agreement shall be submitted to the shareholders of Acquired Corporation at the Stockholders Meeting to be held as promptly as practicable consistent with the satisfaction of the conditions set forth in this Agreement. Upon approval by the requisite vote of the shareholders of Acquired Corporation as required by applicable Law, the Merger shall become effective as soon as practicable thereafter in the manner provided in section
2.7 hereof.

     2.6 Further Acts. If, at any time after the Effective Date, the Resulting Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (i) to vest, perfect, confirm or record, in the Resulting Corporation, title to and possession of any property or right of Acquired Corporation or BancGroup, acquired as a result of the Merger, or (ii) otherwise to carry out the purposes of this Agreement, BancGroup and its officers and directors shall execute and deliver all such proper deeds, assignments and assurances in law and do all acts necessary or proper to vest, perfect or confirm title to, and possession of, such property or rights in the Resulting Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of the Resulting Corporation are fully authorized in the name of Acquired Corporation or BancGroup, or otherwise, to take any and all such action.

     2.7 Effective Date and Closing. Subject to the terms of all requirements of Law and the conditions specified in this Agreement, the Merger shall become effective on the date specified in the Certificate of Merger to be issued by the Secretary of State of the State of Delaware (such time being herein called the "Effective Date"). Assuming all other conditions stated in this Agreement have been or will be satisfied as of the Closing, the Closing shall take place at the offices of BancGroup, in Montgomery, Alabama, at 5:00 p.m. on a date specified by BancGroup that shall be as soon as reasonably practicable after the later to occur of the Stockholder meeting or all required regulatory approvals under
Section 8.2, or at such other place and time that the Parties may mutually agree.

     2.8 Subsidiary Bank Merger. BancGroup and Acquired Corporation anticipate that on or after the Effective Date the Bank will merge with and into Colonial Bank, BancGroup's Subsidiary bank. The exact timing and structure of the Bank Merger have not been finalized at this time, and BancGroup in its discretion will finalize such timing and structure at a later date. Acquired Corporation will cooperate with BancGroup in consummating with the Bank Merger, including the calling of any special meetings of the board of directors of the Bank and the filing of any regulatory applications.

                                   ARTICLE 3

                    CONVERSION OF ACQUIRED CORPORATION STOCK

     3.1 Conversion of Acquired Corporation Stock. (a) On the Effective Date, each share of common stock of Acquired Corporation outstanding and held of record by Acquired Corporation's shareholders (the "Acquired Corporation Stock"), shall be converted by operation of law and without any action by any holder thereof into shares of BancGroup Common Stock at a per share price of $191.40 (the "Merger Consideration") as specified below. Specifically, each outstanding share of Acquired Corporation Stock shall (subject to section 3.3 hereof), be converted into such number of shares of BancGroup Common Stock equal to $191.40 divided by the Market Value (the "Exchange Ratio"). The "Market Value" shall represent the per share market value of the BancGroup Common Stock at the Effective Date and shall be determined by calculating the average of the closing prices of the Common Stock of BancGroup as reported by the NYSE on each of the ten consecutive trading days ending on the trading day five calendar days immediately preceding the Effective Date. Regardless of the Market Value and assuming 145,138 shares of Acquired Corporation Stock outstanding on the Effective Date, however, the maximum number of shares of BancGroup Common Stock to be issued in the Merger shall be 922,291 (based upon a minimum Market Value of $30.12) and the minimum number of shares of BancGroup Common Stock to be issued in the Merger shall be 681,703 (based upon a maximum Market Value of $40.75). To the extent that the number of shares of Acquired Corporation Stock may increase based upon the exercise of Acquired Corporation Options, the maximum and minimum number of shares of BancGroup Common Stock to be issued in the Merger shall be increased with each share of Acquired Corporation Stock outstanding at the Effective Date exchanged for shares of BancGroup Common Stock equal to $191.40 divided by the Market Value, provided that for this purpose the Market Value shall be deemed to be no less that $30.12 and no greater $40.75.

     (b) No later than five days prior to the Effective Date, the holders of Acquired Corporation Options may provide written notice to Acquired Corporation (in form and substance reasonably satisfactory to BancGroup) that they wish to exercise their Acquired Corporation Options to Acquired Corporation, effective at the Effective Date, and, in lieu of the treatment provided in Section 3.1(c) below, to receive an amount of BancGroup Common Stock in exchange therefor equal to the difference between the total value of the shares of BancGroup Common Stock to be issued pursuant to such Acquired Corporation Options (based upon the number of shares of BancGroup Common Stock to be issued pursuant to the Acquired Corporation Options multiplied by the Market Value) less the aggregate exercise price of such Acquired Corporation Options at the Effective Date, divided by the Market Value. No fractions of shares shall be issued and fractions shall be paid in cash at the Market Value.

     (c) On the Effective Date, all Acquired Corporation Options will terminate pursuant to their own provisions.

     3.2 Surrender of Acquired Corporation Stock. After the Effective Date, each holder of an outstanding certificate or certificates which prior thereto represented shares of Acquired Corporation Stock who is entitled to receive BancGroup Common Stock shall be entitled, upon surrender to BancGroup of their certificate or certificates representing shares of Acquired Corporation Stock (or an affidavit or affirmation by such holder of the loss, theft, or destruction of such certificate or certificates in such form as BancGroup may reasonably require and, if BancGroup reasonably requires, a bond of indemnity in form and amount, and issued by such sureties, as BancGroup may reasonably require), to receive in exchange therefor a certificate or certificates representing the number of whole shares of BancGroup Common Stock into and for which the shares of Acquired Corporation Stock so surrendered shall have been converted, such certificates to be of such denominations and registered in such names as such holder may reasonably request. Until so surrendered and exchanged, each such outstanding certificate which, prior to the Effective Date, represented shares of Acquired Corporation Stock and which is to be converted into BancGroup Common Stock shall for all purposes evidence ownership of the BancGroup Common Stock into and for which such shares shall have been so converted, except that no dividends or other distributions with respect to such BancGroup Common Stock shall be made until the certificates previously representing shares of Acquired Corporation Stock shall have been properly tendered.

     3.3 Fractional Shares. No fractional shares of BancGroup Common Stock shall be issued, and each holder of shares of Acquired Corporation Stock having a fractional interest arising upon the conversion of such shares into shares of BancGroup Common Stock shall, at the time of surrender of the certificates previously representing Acquired Corporation Stock, be paid by BancGroup an amount in cash equal to the Market Value of such fractional share.

     3.4 Adjustments. In the event that prior to the Effective Date BancGroup Common Stock shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the BancGroup Common Stock, an appropriate and proportionate adjustment shall be made in the number of shares of BancGroup Common Stock into which the Acquired Corporation Stock shall be converted as well as the maximum and minimum number of BancGroup Common Stock issuable in the Merger.

     3.5 BancGroup Stock. The shares of Common Stock of BancGroup issued and outstanding immediately before the Effective Date shall continue to be issued and outstanding shares of the Resulting Corporation.

     3.6 Dissenting Rights. Any shareholder of Acquired Corporation who shall not have voted in favor of this Agreement and who has complied with the applicable procedures set forth in the FBCA, relating to rights of dissenting shareholders, shall be entitled to receive payment for the fair value of his Acquired Corporation Stock. If after the Effective Date a dissenting shareholder of Acquired Corporation fails to perfect, or effectively withdraws or loses his right to appraisal and payment for his shares of Acquired Corporation Stock, BancGroup shall issue and deliver the consideration to which such holder of shares of Acquired Corporation Stock is entitled under Section
3.1 (without interest) upon surrender by such holder of the certificate or certificates representing shares of Acquired Corporation Stock held by him or her.

                                   ARTICLE 4
             REPRESENTATIONS, WARRANTIES AND COVENANTS OF BANCGROUP

     BancGroup represents, warrants and covenants to and with Acquired Corporation as follows:

     4.1 Organization. BancGroup is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. BancGroup has the necessary corporate powers to carry on its business as presently conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually or in the aggregate, have a Material Adverse Effect.

     4.2 Capital Stock. (a) The authorized capital stock of BancGroup consists of (A) 100,000,000 shares of Common Stock, $2.50 par value per share, of which as of December 31, 1997, 42,545,425 shares were validly issued and outstanding, fully paid and nonassessable and are not subject to preemptive rights (not counting additional shares subject to issue pursuant to stock option and other plans and convertible debentures), and (B) 1,000,000 shares of Preference Stock, $2.50 par value per share, none of which are issued and outstanding. Subject to shareholder approval, BancGroup anticipates that its authorized Common Stock will increase to 200,000,000 after its 1998 annual meeting. The shares of BancGroup Common Stock to be issued in the Merger are duly authorized and, when so issued, will be validly issued and outstanding, fully paid and nonassessable, will have been registered under the 1933 Act, and will have been registered or qualified under the securities laws of all jurisdictions in which such registration or qualification is required, based upon information provided by Acquired Corporation.

     (b) The authorized capital stock of each Subsidiary of BancGroup is validly issued and outstanding, fully paid and nonassessable, and each Subsidiary is wholly owned, directly or indirectly, by BancGroup.

     4.3 Financial Statements; Taxes. (a) BancGroup has delivered to Acquired Corporation copies of the following financial statements of BancGroup:

          (i) Consolidated balance sheets as of December 31, 1996, and December 31, 1997;

          (ii) Consolidated statements of operations for each of the three years ended December 31, 1995, 1996 and 1997;

          (iii) Consolidated statements of cash flows for each of the three years ended December 31, 1995, 1996 and 1997; and

          (iv) Consolidated statements of changes in shareholders' equity for the three years ended December 31, 1995, 1996 and 1997.

     All such financial statements are in all material respects in accordance with the books and records of BancGroup and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, all as more particularly set forth in the notes to such statements. Each of the consolidated balance sheets presents fairly as of its date the consolidated financial condition of BancGroup and its Subsidiaries. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), BancGroup did not have, as of the dates of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The statements of consolidated income, shareholders' equity and changes in consolidated financial position present fairly the results of operations and changes in financial position of BancGroup and its Subsidiaries for the periods indicated.

     (b) All Tax returns required to be filed by or on behalf of BancGroup have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 4.3(a) are, to the Knowledge of BancGroup, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign or other Taxes (including any interest or penalties) of BancGroup accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which BancGroup may at such dates have been liable in its own right or as transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of BancGroup, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liabilities of any sort have been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of BancGroup. BancGroup has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation).

     4.4 No Conflict with Other Instrument. The consummation of the transactions contemplated by this Agreement will not result in a breach of or constitute a Default (without regard to the giving of notice or the passage of time) under any material Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which BancGroup or any of its Subsidiaries is a party or by which they or their Assets may be bound; will not conflict with any provision of the restated certificate of incorporation or bylaws of BancGroup or the articles of incorporation or bylaws of any of its Subsidiaries; and will not violate any provision of any Law, regulation, judgment or decree binding on them or any of their Assets.

     4.5 Absence of Material Adverse Change. Since the date of the most recent balance sheet provided under section 4.3(a)(i) above, there have been no events, changes or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancGroup.

     4.6 Approval of Agreement. The board of directors of BancGroup has, or will have prior to the Effective Date, approved this Agreement and the transactions contemplated by it and has, or will have prior to the Effective Date, authorized the execution and delivery by BancGroup of this Agreement. This Agreement constitutes the legal, valid and binding obligation of BancGroup, enforceable against it in accordance with its terms. Approval of this Agreement by the stockholders of BancGroup is not required by applicable Law. Subject to the matters referred to in section 8.2, BancGroup has full power, authority and legal right to enter into this Agreement and to consummate the transactions contemplated by this Agreement. BancGroup has no Knowledge of any fact or circumstance under which the appropriate regulatory approvals required by section 8.2 will not be granted without the imposition of material conditions or material delays.

     4.7 Tax Treatment. BancGroup has no present plan to sell or otherwise dispose of any of the Assets of Acquired Corporation, subsequent to the Merger, and BancGroup intends to continue the historic business of Acquired Corporation.

     4.8 Title and Related Matters. BancGroup has good and marketable title to all the properties, interests in properties and Assets, real and personal, that are material to the business of BancGroup, reflected in the most recent balance sheet referred to in section 4.3(a), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes of such balance sheet, (ii) liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of BancGroup, the material structures and equipment of BancGroup comply in all material respects with the requirements of all applicable Laws.

     4.9 Subsidiaries. Each Subsidiary of BancGroup has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the jurisdiction of its incorporation and each Subsidiary has been duly qualified as a foreign corporation to transact business and is in good standing under the Laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification and in which the failure to be duly qualified could have a Material Adverse Effect upon BancGroup and its Subsidiaries considered as one enterprise; each of the banking Subsidiaries of BancGroup has its deposits fully insured by the Federal Deposit Insurance Corporation to the extent provided by the Federal Deposit Insurance Act; and the businesses of the non-bank Subsidiaries of BancGroup are permitted to subsidiaries of registered bank holding companies.

     4.10 Contracts. Neither BancGroup nor any of its Subsidiaries is in violation of its respective certificate of incorporation or bylaws or in Default in the performance or observance of any material obligation, agreement, covenant or condition contained in any Contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it or its property may be bound.

     4.11 Litigation. Except as disclosed in or reserved for in BancGroup's financial statements, there is no Litigation before or by any court or Agency, domestic or foreign, now pending, or, to the Knowledge of BancGroup, threatened against or affecting BancGroup or any of its Subsidiaries (nor is BancGroup aware of any facts which could give rise to any such Litigation) which is required to be disclosed in the Registration Statement (other than as disclosed therein), or which is likely to have any Material Adverse Effect or prospective Material Adverse Effect, or which is likely to materially and adversely affect the properties or Assets thereof or which is likely to materially affect or delay the consummation of the transactions contemplated by this Agreement; all pending legal or governmental proceedings to which BancGroup or any Subsidiary is a party or of which any of their properties is the subject which are not described in the Registration Statement, including ordinary routine litigation incidental to the business, are, considered in the aggregate, not material; and neither BancGroup nor any of its Subsidiaries have any contingent obligations which could be considered material to BancGroup and its Subsidiaries considered as one enterprise which are not disclosed in the Registration Statement as it may be amended or supplemented.

     4.12 Compliance. BancGroup and its Subsidiaries, in the conduct of their businesses, are to the Knowledge of BancGroup, in material compliance with all material federal, state or local Laws applicable to their or the conduct of their businesses.

     4.13 Registration Statement. At the time the Registration Statement becomes effective and at the time of the Stockholders' Meeting, the Registration Statement, including the Proxy Statement which shall constitute a part thereof, will comply in all material respects with the requirements of the 1933 Act and the rules and regulations thereunder, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Proxy Statement made in reliance upon and in conformity with information furnished in writing to BancGroup by Acquired Corporation or any of its representatives expressly for use in the Proxy Statement or information included in the Proxy Statement regarding the business of Acquired Corporation, its operations, Assets and capital.

     4.14 SEC Filings. (a) BancGroup has heretofore delivered to Acquired Corporation copies of BancGroup's: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (ii) 1997 Annual Report to Shareholders; and (iii) any reports on Form 8-K, filed by BancGroup with the SEC since December 31, 1997. Since December 31, 1996, BancGroup has timely filed all reports and registration statements and the documents required to be filed with the SEC under the rules and regulations of the SEC and all such reports and registration statements or other documents have complied in all material respects, as of their respective filing dates and effective dates, as the case may be, with all the applicable requirements of the 1933 Act and the 1934 Act. As of the respective filing and effective dates, none of such reports or registration statements or other documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) The documents incorporated by reference into the Registration Statement, at the time they were filed with the SEC, complied in all material respects with the requirements of the 1934 Act and Regulations thereunder and when read together and with the other information in the Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading at the time the Registration Statement becomes effective or at the time of the Stockholders Meeting.

     4.15 Form S-4. The conditions for use of a registration statement on SEC Form S-4 set forth in the General Instructions on Form S-4 have been or will be satisfied with respect to BancGroup and the Registration Statement.

     4.16 Brokers. All negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by BancGroup directly with Acquired Corporation and without the intervention of any other person, either as a result of any act of BancGroup or otherwise in such manner as to give rights to any valid claim against BancGroup for finders fees, brokerage commissions or other like payments.

     4.17 Government Authorization. BancGroup and its Subsidiaries have all Permits that, to the Knowledge of BancGroup and its Subsidiaries, are or will be legally required to enable BancGroup or any of its Subsidiaries to conduct their businesses in all material respects as now conducted by each of them.

     4.18 Absence of Regulatory Communications. Neither BancGroup nor any of its Subsidiaries is subject to, or has received during the past three (3) years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised a material question concerning the condition, financial or otherwise, of such company.

     4.19 Disclosure. No representation or warranty, or any statement or certificate furnished or to be furnished to Acquired Corporation by BancGroup, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

                                   ARTICLE 5

                   REPRESENTATIONS, WARRANTIES AND COVENANTS
                            OF ACQUIRED CORPORATION

     Acquired Corporation represents, warrants and covenants to and with BancGroup, as follows:

     5.1 Organization. Acquired Corporation is a Florida corporation, and the Bank is a National bank. Each Acquired Corporation Company is duly organized, validly existing and in good standing under the respective Laws of its jurisdiction of incorporation and has all requisite power and authority to carry on its business as it is now being conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually, or in the aggregate, have a Material Adverse Effect.

     5.2 Capital Stock. (i) As of the date of this Agreement, the authorized capital stock of Acquired Corporation consisted of 300,000 shares of common stock, $1.00 par value per share, 145,138 shares of which are issued and outstanding. All of such shares which are outstanding are validly issued, fully paid and nonassessable and not subject to preemptive rights. Acquired Corporation has 4,495 shares of its common stock subject to exercise pursuant to stock options under its stock option plans. Except for the foregoing, Acquired Corporation does not have any other arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock, including the grant or issuance of Acquired Corporation Options.

     5.3 Subsidiaries. Except as set forth on Schedule 5.3, Acquired Corporation has no direct Subsidiaries other than the Bank, and there are no Subsidiaries of the Bank. Acquired Corporation owns all of the issued and outstanding capital stock of the Bank free and clear of any liens, claims or encumbrances of any kind. All of the issued and outstanding shares of capital stock of the Subsidiaries have been validly issued and are fully paid and non-assessable. As of the date of this Agreement, there were 300,000 shares of the common stock, par value $10.00 per share, authorized of the Bank, 145,100 of which are issued and outstanding and wholly owned by Acquired Corporation. The Bank has no arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock.

     5.4 Financial Statements; Taxes. (a) Acquired Corporation has delivered to BancGroup copies of the following financial statements of Acquired Corporation:

          (i) Consolidated statements of financial condition as of December 31, 1996, and December 31, 1997;

          (ii) Consolidated statements of income for each of the three years ended December 31, 1995, 1996 and 1997; and

          (iii) Consolidated statements of stockholders' equity for each of the three years ended December 31, 1995, 1996, and 1997.

     All of the foregoing financial statements are in all material respects in accordance with the books and records of Acquired Corporation and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except for changes required by GAAP, all as more particularly set forth in the notes to such statements. Each of such balance sheets presents fairly as of its date the financial condition of Acquired Corporation. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), Acquired Corporation did not have, as of the date of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The statements of income, stockholders' equity and cash flows present fairly the results of operation, changes in shareholders equity and cash flows of Acquired Corporation for the periods indicated.

     (b)(i) Acquired Corporation has elected tax treatment under Subchapter S of the Code and, in connection with such election has (i) taken all steps necessary to perfect the election; (ii) satisfied all requirements under the Code and regulations thereunder to qualify for the election, and (iii) taken no action, failed to take any action or suffered any condition to exist that has or could give rise to Acquired Corporation's loss of eligibility for tax treatment under Subchapter S of the Code.

     (ii) Except as set forth on Schedule 5.4(b), all Tax returns required to be filed by or on behalf of Acquired Corporation have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 5.4(a) are, to the Knowledge of Acquired Corporation, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign and other Taxes (including any interest or penalties) of Acquired Corporation accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which Acquired Corporation may at such dates have been liable in its own right or as a transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of Acquired Corporation, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liability of any sort has been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of Acquired Corporation. Acquired Corporation has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

     (c) Each Acquired Corporation Company has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all
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

Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation). Each Acquired Corporation Company is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under section 3406 of the Code.

     5.5 Absence of Certain Changes or Events. Except as set forth on Schedule 5.5, since the date of the most recent balance sheet provided under section 5.4(a)(i) above, no Acquired Corporation Company has

          (a) issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury) except shares of common stock issued upon the exercise of existing Acquired Corporation Options and shares issued as director's qualifying shares;

          (b) borrowed or agreed to borrow any funds or incurred, or become subject to, any Liability (absolute or contingent) except borrowings, obligations (including purchase of federal funds) and Liabilities incurred in the ordinary course of business and consistent with past practice;

          (c) paid any material obligation or Liability (absolute or contingent) other than current Liabilities reflected in or shown on the most recent balance sheet referred to in section 5.4(a)(i) and current Liabilities incurred since that date in the ordinary course of business and consistent with past practice;

          (d) declared or made, or agreed to declare or make, any payment of dividends or distributions of any Assets of any kind whatsoever to shareholders, or purchased or redeemed, or agreed to purchase or redeem, directly or indirectly, or otherwise acquire, any of its outstanding securities, except that Acquired Corporation may pay cash dividends equal to $1.50 per share per quarter on dates and times consistent with past practices and may pay an additional cash dividend equal to the aggregate of 39.6% of Acquired Corporation's Net Income, from January 1, 1998 to the Effective Date, payable within 30 days following the end of each calendar quarter. In no event shall the shareholders of Acquired Corporation be entitled to both Acquired Corporation's regular dividend and to BancGroup's regular dividend during the quarter in which the Effective Date occurs.

          (e) except in the ordinary course of business, sold or transferred, or agreed to sell or transfer, any of its Assets, or canceled, or agreed to cancel, any debts or claims;

          (f) except in the ordinary course of business, entered or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of its Assets, or requiring the consent of any party to the transfer and assignment of any of its Assets;

          (g) suffered any Losses or waived any rights of value which in either event in the aggregate are material considering its business as a whole;

          (h) except in the ordinary course of business, made or permitted any amendment or termination of any Contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

          (i) except in accordance with normal and usual practice, made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

          (j) except in accordance with normal and usual practice, increased the rate of compensation payable to or to become payable to any of its officers or employees or made any material increase in any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

          (k) received notice or had Knowledge or reason to believe that any of its substantial customers has terminated or intends to terminate its relationship, which termination would have a Material Adverse Effect on its financial condition, results of operations, business, Assets or properties;

          (l) failed to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations;

          (m) entered into any other material transaction other than in the ordinary course of business; or

          (n) agreed in writing, or otherwise, to take any action described in clauses (a) through (m) above.

     Between the date hereof and the Effective Date, no Acquired Corporation Company, without the express written approval of BancGroup, will do any of the things listed in clauses (a) through (n) of this section 5.5 except as permitted therein or as contemplated in this Agreement, and no Acquired Corporation Company will enter into or amend any material Contract, other than Loans or renewals thereof entered into in the ordinary course of business, without the express written consent of BancGroup.

     5.6 Title and Related Matters. (a) Title. Each Acquired Corporation Company has good and marketable title to all the properties, interest in properties and Assets, real and personal, that are material to the business of such Acquired Corporation Company, reflected in the most recent balance sheet referred to in section 5.4(a)(i), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes to such balance sheet, (ii) Liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of Acquired Corporation, the material structures and equipment of each Acquired Corporation Company comply in all material respects with the requirements of all applicable Laws.

     (b) Leases. Schedule 5.6(b) sets forth a list and description of all real and personal property owned or leased by any Acquired Corporation Company, either as lessor or lessee. Complete and accurate copies of all such leases have been made available to BancGroup for inspection.

     (c) Personal Property. Schedule 5.6(c) sets forth a depreciation schedule of each Acquired Corporation Company's fixed Assets as of December 31, 1997.

     (d) Computer Hardware and Software. Schedule 5.6(d) contains a description of all agreements relating to data processing computer software and hardware now being used in the business operations of any Acquired Corporation Company. Acquired Corporation is not aware of any defects, irregularities or problems with any of its computer hardware or software which renders such hardware or software unable to satisfactorily perform the tasks and functions to be performed by them in the business of any Acquired Corporation Company. Complete and accurate copies of all Contracts, plans and other items so listed have been made available to BancGroup for inspection.

     5.7 Commitments. Except as set forth in Schedule 5.7, no Acquired Corporation Company is a party to any oral or written (i) Contracts for the employment of any officer or employee which is not terminable on 30 days' (or less) notice, (ii) profit sharing, bonus, deferred compensation, savings, stock option, severance pay, pension or retirement plan, agreement or arrangement,
(iii) loan agreement, indenture or similar agreement relating to the borrowing of money by such party, (iv) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection, and guaranties made in the ordinary course of business, (v) consulting or other similar material Contracts, (vi) collective bargaining agreement, (vii) agreement with any present or former officer, director or shareholder of such party, or (viii) other Contract, agreement or other commitment which is material to the business, operations, property, prospects or Assets or to the condition, financial or otherwise, of any Acquired Corporation Company. Complete and accurate copies of all Contracts, plans and other items so listed have been made available to BancGroup for inspection.

     5.8 Charter and Bylaws. Schedule 5.8 contains true and correct copies of the articles of incorporation and bylaws of each Acquired Corporation Company, including all amendments thereto, as currently in effect. There will be no changes in such articles of incorporation or bylaws prior to the Effective Date, without the prior written consent of BancGroup.

     5.9 Litigation. There is no Litigation (whether or not purportedly on behalf of Acquired Corporation) pending or, to the Knowledge of Acquired Corporation, threatened against or affecting any Acquired Corporation Company (nor does Acquired Corporation have Knowledge of any facts which are likely to give rise to any such Litigation) at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator of any kind, which involves the possibility of any judgment or Liability not fully covered by insurance in excess of a reasonable deductible amount or which may have a Material Adverse Effect on Acquired Corporation, and no Acquired Corporation Company is in Default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental department, commission, board, bureau, agency or instrumentality, which Default would have a Material Adverse Effect on Acquired Corporation. To the Knowledge of Acquired Corporation, each Acquired Corporation Company has complied in all material respects with all material applicable Laws and Regulations including those imposing Taxes, of any applicable jurisdiction and of all states, municipalities, other political subdivisions and Agencies, in respect of the ownership of its properties and the conduct of its business, which, if not complied with, would have a Material Adverse Effect on Acquired Corporation.

     5.10 Material Contract Defaults. Except as disclosed on Schedule 5.10, no Acquired Corporation Company is in Default in any material respect under the terms of any material Contract, agreement, lease or other commitment which is or may be material to the business, operations, properties or Assets, or the condition, financial or otherwise, of such company and, to the Knowledge of Acquired Corporation, there is no event which, with notice or lapse of time, or both, may be or become an event of Default under any such material Contract, agreement, lease or other commitment in respect of which adequate steps have not been taken to prevent such a Default from occurring.

     5.11 No Conflict with Other Instrument. The consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of or constitute a Default under any material Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which any Acquired Corporation Company is a party and will not conflict with any provision of the charter or bylaws of any Acquired Corporation Company.

     5.12 Governmental Authorization. Each Acquired Corporation Company has all Permits that, to the Knowledge of Acquired Corporation, are or will be legally required to enable any Acquired Corporation Company to conduct its business in all material respects as now conducted by each Acquired Corporation Company.

     5.13 Absence of Regulatory Communications. Except as provided in Schedule 5.13, no Acquired Corporation Company is subject to, nor has any Acquired Corporation Company received during the past three years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised any material question concerning the condition, financial or otherwise, of such company.

     5.14 Absence of Material Adverse Change. To the Knowledge of Acquired Corporation, since the date of the most recent balance sheet provided under section 5.4(a)(i), there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on any Acquired Corporation Company.

     5.15 Insurance. Each Acquired Corporation Company has in effect insurance coverage and bonds with reputable insurers which, in respect to amounts, types and risks insured, management of Acquired Corporation reasonably believes to be adequate for the type of business conducted by such company. No Acquired Corporation Company is liable for any material retroactive premium adjustment. All insurance policies and bonds are valid, enforceable and in full force and effect, and no Acquired Corporation Company has received any notice of any material premium increase or cancellation with respect to any of its insurance policies or bonds. Within the last three years, no Acquired Corporation Company has been refused any insurance coverage which it has sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those
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

presently in effect, other than possible increases in premiums that do not result from any extraordinary loss experience. All policies of insurance presently held or policies containing substantially equivalent coverage will be outstanding and in full force with respect to each Acquired Corporation Company at all times from the date hereof to the Effective Date.

     5.16 Pension and Employee Benefit Plans. (a) To the Knowledge of Acquired Corporation, all employee benefit plans of each Acquired Corporation Company have been established in compliance with, and such plans have been operated in material compliance with, all applicable Laws. Except as set forth in Schedule 5.16, no Acquired Corporation Company sponsors or otherwise maintains a "pension plan" within the meaning of section 3(2) of ERISA or any other retirement plan other than the Section 401K plan of Acquired Corporation that is intended to qualify under section 401 of the Code, nor do any unfunded Liabilities exist with respect to any employee benefit plan, past or present. To the Knowledge of Acquired Corporation, no employee benefit plan, any trust created thereunder or any trustee or administrator thereof has engaged in a "prohibited transaction," as defined in section 4975 of the Code, which may have a Material Adverse Effect on the condition, financial or otherwise, of any Acquired Corporation Company.

     (b) To the Knowledge of Acquired Corporation, no amounts payable to any employee of any Acquired Corporation Company will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code and regulations thereunder.

     5.17 Buy-Sell Agreements. To the Knowledge of Acquired Corporation, there are no agreements among any of its shareholders granting to any person or persons a right of first refusal in respect of the sale, transfer, or other disposition of shares of outstanding securities by any shareholder of Acquired Corporation, any similar agreement or any voting agreement or voting trust in respect of any such shares.

     5.18 Brokers. All negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by Acquired Corporation directly with BancGroup and without the intervention of any other person, either as a result of any act of Acquired Corporation, or otherwise, in such manner as to give rise to any valid claim against Acquired Corporation for a finder's fee, brokerage commission or other like payment.

     5.19 Approval of Agreements. The board of directors of Acquired Corporation has approved this Agreement and the transactions contemplated by this Agreement and has authorized the execution and delivery by Acquired Corporation of this Agreement. Subject to the matters referred to in section 8.2, Acquired Corporation has full power, authority and legal right to enter into this Agreement, and, upon appropriate vote of the shareholders of Acquired Corporation in accordance with this Agreement, Acquired Corporation shall have full power, authority and legal right to consummate the transactions contemplated by this Agreement.

     5.20 Disclosure. No representation or warranty, nor any statement or certificate furnished or to be furnished to BancGroup by Acquired Corporation, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

     5.21 Registration Statement. At the time the Registration Statement becomes effective and at the time of the Stockholders Meeting, the Registration Statement, including the Proxy Statement which shall constitute part thereof, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this section shall only apply to statements in or omissions from the Proxy Statement relating to descriptions of the business of Acquired Corporation, its Assets, properties, operations, and capital stock or to information furnished in writing by Acquired Corporation or its representatives expressly for inclusion in the Proxy Statement.

     5.22 Loans; Adequacy of Allowance for Loan Losses. All reserves for loan losses shown on the most recent financial statements furnished by Acquired Corporation have been calculated in accordance with prudent and customary banking practices and are adequate in all material respects to reflect the risk inherent

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

in the loans of Acquired Corporation. Acquired Corporation has no Knowledge of any fact which is likely to require a future material increase in the provision for loan losses or a material decrease in the loan loss reserve reflected in such financial statements. Each loan reflected as an Asset on the financial statements of Acquired Corporation is the legal, valid and binding obligation of the obligor of each loan, enforceable in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors' rights generally and to general equitable principles and complies with all Laws to which it is subject. Acquired Corporation does not have in its portfolio any loan exceeding its legal lending limit, and except as disclosed on Schedule 5.22, Acquired Corporation has no known significant delinquent, substandard, doubtful, loss, nonperforming or problem loans.

     5.23 Environmental Matters. Except as provided in Schedule 5.23, to the Knowledge of Acquired Corporation, each Acquired Corporation Company is in material compliance with all Laws and other governmental requirements relating to the generation, management, handling, transportation, treatment, disposal, storage, delivery, discharge, release or emission of any waste, pollution, or toxic, hazardous or other substance (the "Environmental Laws"), and Acquired Corporation has no Knowledge that any Acquired Corporation Company has not complied with all regulations and requirements promulgated by the Occupational Safety and Health Administration that are applicable to any Acquired Corporation Company. To the Knowledge of Acquired Corporation, there is no Litigation pending or threatened with respect to any violation or alleged violation of the Environmental Laws. To the Knowledge of Acquired Corporation, with respect to Assets of any Acquired Corporation Company, including any Loan Property, (i) there has been no spillage, leakage, contamination or release of any substances for which the appropriate remedial action has not been completed; (ii) no owned or leased property is contaminated with or contains any hazardous substance or waste; and (iii) there are no underground storage tanks on any premises owned or leased by any Acquired Corporation Company. Acquired Corporation has no Knowledge of any facts which might suggest that any Acquired Corporation Company has engaged in any management practice with respect to any of its past or existing borrowers which could reasonably be expected to subject any Acquired Corporation Company to any Liability, either directly or indirectly, under the principles of law as set forth in United States v. Fleet Factors Corp., 901 F.2d 1550 (11th Cir. 1990) or any similar principles. Moreover, to the Knowledge of Acquired Corporation, no Acquired Corporation Company has extended credit, either on a secured or unsecured basis, to any person or other entity engaged in any activities which would require or requires such person or entity to obtain any Permits which are required under any Environmental Law which has not been obtained.

     5.24 Transfer of Shares. Acquired Corporation has no Knowledge of any plan or intention on the part of any affiliate of Acquired Corporation to sell or otherwise dispose of any of Acquired Corporation Common Stock, or the BancGroup Common Stock to be received by them in the Merger, that could cause the Merger to fail to qualify for the pooling of interests method of accounting under generally accepted accounting principles.

     5.25 Collective Bargaining. There are no labor contracts, collective bargaining agreements, letters of undertakings or other arrangements, formal or informal, between any Acquired Corporation Company and any union or labor organization covering any Acquired Corporation Company's employees and none of said employees are represented by any union or labor organization.

     5.26 Labor Disputes. To the Knowledge of Acquired Corporation, each Acquired Corporation Company is in material compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours. No Acquired Corporation Company is or has been engaged in any unfair labor practice, and, to the Knowledge of Acquired Corporation, no unfair labor practice complaint against any Acquired Corporation Company is pending before the National Labor Relations Board. Relations between management of each Acquired Corporation Company and the employees are amicable and there have not been, nor to the Knowledge of Acquired Corporation, are there presently, any attempts to organize employees, nor to the Knowledge of Acquired Corporation, are there plans for any such attempts.

     5.27 Derivative Contracts. No Acquired Corporation Company is a party to or has agreed to enter into a swap, forward, future, option, cap, floor or collar financial contract, or any other interest rate or foreign currency protection contract or derivative security not included in Acquired Corporation's financial statements delivered under section 5.4 hereof which is a financial derivative contract (including various combinations thereof).

     5.28 Non-Terminable Contracts or Severance Agreements. With the exception of (i) an Item Processing Contract with FISERV, dated June 23, 1997, (ii) an EFT Network Agreement with IBBA, dated April 9, 1997 and (iii) a Remote Data Processing Agreement with SBS Data Services, Inc., dated December 2, 1996, no Acquired Corporation Company is a party to or has agreed to enter into a contract that is not terminable within 90 days or contains an extraordinary buyout. Assuming a June 1999 termination date, the buyout amounts for the contracts described in the immediately preceding sentence would be approximately
(i) $65,300, (ii) $32,800 and (iii) $472,280, respectively. With the exception of certain agreements otherwise referenced in this Agreement, no Acquired Corporation Company is a party to or has agreed to enter into any employment agreement, non-competition agreement, salary continuation plan or severance agreement or similar arrangement with any Acquired Corporation Company employee.

                                   ARTICLE 6

                              ADDITIONAL COVENANTS

     6.1 Additional Covenants of BancGroup. BancGroup covenants to and with Acquired Corporation as follows:

          (a) Registration Statement and Other Filings. As soon as reasonably practicable after the execution of this Agreement, BancGroup shall prepare and file with the SEC the Registration Statement on Form S-4 (or such other form as may be appropriate) and all amendments and supplements thereto, in form reasonably satisfactory to Acquired Corporation and its counsel, with respect to the Common Stock to be issued pursuant to this Agreement. BancGroup shall use reasonable good faith efforts to prepare all necessary filings with any Agencies which may be necessary for approval to consummate the transactions contemplated by this Agreement and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act as soon as reasonably practicable after the filing thereof and take any action required to be taken under other applicable securities Laws in connection with the issuance of the shares of BancGroup Common Stock upon consummation of the Merger. As soon as reasonably practicable after the execution of this Agreement. Copies of all such filings shall be furnished in advance to Acquired Corporation and its counsel.

          (b) Blue Sky Permits. BancGroup shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities Law or "blue sky" Permits and approvals required to carry out the transactions contemplated by this Agreement.

          (c) Financial Statements.  BancGroup shall furnish to Acquired
     Corporation:

             (i) As soon as practicable and in any event within forty-five (45) days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations of BancGroup for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of BancGroup as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

             (ii) Promptly upon receipt thereof, copies of all audit reports submitted to BancGroup by independent auditors in connection with each annual, interim or special audit of the books of BancGroup made by such accountants;

             (iii) As soon as practicable, copies of all such financial statements and reports as it shall send to its stockholders and of such regular and periodic reports as BancGroup may file with the SEC or any other Agency; and

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

             (iv) With reasonable promptness, such additional financial data as Acquired Corporation may reasonably request.

          (d) No Control of Acquired Corporation by BancGroup. Notwithstanding any other provision hereof, until the Effective Date, the authority to establish and implement the business policies of Acquired Corporation shall continue to reside solely in Acquired Corporation's officers and board of directors.

          (e) Listing. Prior to the Effective Date, BancGroup shall use its reasonable efforts to list the shares of BancGroup Common Stock to be issued in the Merger on the NYSE or other quotations system on which such shares are primarily traded.

          (f) Employee Benefit Matters. On the Effective Date, all employees of any Acquired Corporation Company shall, at BancGroup's option, either become employees of the Resulting Corporation or its Subsidiaries or be entitled to severance benefits in accordance with Colonial Bank's severance policy as of the date of this Agreement. All employees of any Acquired Corporation Company who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be entitled, to the extent permitted by applicable Law, to participate in all benefit plans of Colonial Bank to the same extent as Colonial Bank employees, except as stated otherwise in this section. Employees of any Acquired Corporation Company who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be allowed to participate as of the Effective Date in the medical and dental benefits plan of Colonial Bank as new employees of Colonial Bank, and the time of employment of such employees who are employed at least 30 hours per week with any Acquired Corporation Company as of the Effective Date shall be counted as employment under such dental and medical plans of Colonial Bank for purposes of calculating any 30 day waiting period and pre-existing condition limitations. To the extent permitted by applicable Law, the period of service with the appropriate Acquired Corporation Company of all employees who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be recognized only for vesting and eligibility purposes under Colonial Bank's benefit plans. In addition, if the Effective Date falls within an annual period of coverage under the medical plan of the Resulting Corporation and its Subsidiaries, each such Acquired Corporation Company employee shall be given credit for covered expenses paid by that employee under comparable employee benefit plans of the Acquired Corporation Company during the applicable coverage period through the Effective Date towards satisfaction of any annual deductible limitation and out-of-pocket maximum that may apply under that group health plan of the Resulting Corporation and its Subsidiaries.

          (g) Indemnification. (i) Subject to the conditions set forth in the succeeding paragraphs, for a period of five years after the Effective Date BancGroup shall, and shall cause Colonial Bank to, indemnify, defend and hold harmless each person entitled to indemnification from the Acquired Corporation (each being an "Indemnified Party") against all liabilities arising out of actions or omissions occurring upon or prior to the Effective Date (including without limitation the transactions contemplated by this Agreement) to the extent authorized under the articles of incorporation and bylaws of Acquired Corporation and Florida law.

          (ii) Any Indemnified Party wishing to claim indemnification under this subsection (g), upon learning of any such liability or Litigation, shall promptly notify BancGroup thereof. In the event of any such Litigation (whether arising before or after the Effective Date) (i) BancGroup or Colonial Bank shall have the right to assume the defense thereof with counsel reasonably acceptable to such Indemnified Party and, upon assumption of such defense, BancGroup shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if BancGroup or Colonial Bank elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between BancGroup and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and BancGroup or Colonial Bank shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that BancGroup shall be obligated pursuant to this subsection to pay for

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

     only one firm of counsel for all Indemnified Parties in any jurisdiction,
     (ii) the Indemnified Parties will cooperate in the defense of any such Litigation; and (iii) BancGroup shall not be liable for any settlement effected without its prior consent; and provided further provided that BancGroup and Colonial Bank shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

          (iii) In consideration of and as a condition precedent to the effectiveness of the indemnification obligations provided by BancGroup in this section to a director or officer of the Acquired Corporation, such director or officer of the Acquired Corporation shall have delivered to BancGroup on or prior to the Effective Date a letter in form reasonably satisfactory to BancGroup concerning claims such directors or officers may have against Acquired Corporation. In the letter, the directors of officers shall: (i) acknowledge the assumption by BancGroup as of the Effective Date of all Liability (to the extent Acquired Corporation is so liable) for claims for indemnification arising under section 6.1(g) hereof; (ii) affirm that they do not have nor are they aware of any claims they might have (other than those referred to in the following clause (iii)) against Acquired Corporation; (iii) identify any claims or any facts or circumstances of which they are aware that could give rise to a claim for indemnification under section 6.1(g)(i) hereof; and (iv) release as of the Effective Date any and all claims that they may have against any Acquired Corporation Company other than (A) those referred to in the foregoing clause (iii) and disclosed in the letter of the director or officer, (B) claims by third parties which have not yet been asserted against such director or officer (other than claims arising from facts and circumstances of which such director or officer is aware but which are not disclosed in such director or executive officer's letter), (C) claims by third parties arising from any transaction contemplated by this Agreement or disclosed in any schedule to this Agreement, and (D) claims by third parties arising in the ordinary course of business of any Acquired Corporation Company after the date of the letter.

          (iv) Acquired Corporation hereby represents and warrants to BancGroup that it has no Knowledge of any claim, pending or threatened, or of any facts or circumstances that could give rise to any obligation by BancGroup to provide the indemnification required by this section 6.1(g) other than as disclosed in the letters of the directors and executive officers referred to in section 6.1(g)(iii) hereof or described in any schedule to this Agreement and claims arising from any transaction contemplated by this Agreement.

     6.2 Additional Covenants of Acquired Corporation. Acquired Corporation covenants to and with BancGroup as follows:

          (a) Operations. (i) Acquired Corporation will conduct its business and the business of each Acquired Corporation Company in a proper and prudent manner and will use its best efforts to maintain its relationships with its depositors, customers and employees. No Acquired Corporation Company will engage in any material transaction outside the ordinary course of business or make any material change in its accounting policies or methods of operation, nor will Acquired Corporation permit the occurrence of any change or event which would render any of the representations and warranties in Article 5 hereof untrue in any material respect at and as of the Effective Date with the same effect as though such representations and warranties had been made at and as of such Effective Date. Acquired Corporation shall contact any person who may be required to execute an undertaking under Section 10.5 hereof to request such undertaking and shall take all such reasonable steps as are necessary to obtain such undertaking. Acquired Corporation will take no action that would prevent or impede the Merger from qualifying (i) for pooling of interests accounting treatment or
     (ii) as a tax-free reorganization within the meaning of Section 368 of the Code.

          (ii) If requested by BancGroup, Acquired Corporation shall use its best efforts to cause all officers and directors that own any stock of Acquired Corporation and all other shareholders of Acquired Corporation who own more than five percent (5%) of Acquired Corporation Stock, to execute an acknowledgment that such person has no plan, intention, or binding commitment to sell or otherwise dispose Acquired Corporation Common Stock or of the BancGroup Common Stock to be received in the Merger from the date of this Agreement to financial results concerning at least 30 days of Post-Merger combined operations have been published by BancGroup within the meaning of
     Section 201.01 of the SEC's codification of Financial Reporting Policies.

          (b) Stockholders Meeting; Best Efforts. Acquired Corporation will cooperate with BancGroup in the preparation of the Registration Statement and any regulatory filings and will cause the Stockholders Meeting to be held for the purpose of approving the Merger as soon as practicable after the effective date of the Registration Statement, and will use its best efforts to bring about the transactions contemplated by this Agreement, including stockholder approval of this Agreement, as soon as practicable unless this Agreement is terminated as provided herein.

          (c) Prohibited Negotiations. (i) Except with respect to this Agreement and the transactions contemplated hereby, no Acquired Corporation Company nor any affiliate thereof nor any investment banker, attorney, accountant, or other representative (collectively, "Representatives") retained by an Acquired Corporation Company shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent necessary to comply with the fiduciary duties of Acquired Corporation's Board of Directors as advised in writing by counsel to such Board of Directors, no Acquired Corporation Company or any Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, and each Acquired Corporation Company shall direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing, but Acquired Corporation may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised in writing by counsel to such Board of Directors. Acquired Corporation shall promptly notify BancGroup orally and in writing in the event that any Acquired Corporation Company receives any inquiry or proposal relating to any such Acquisition Proposal. Acquired Corporation shall immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons other than BancGroup conducted heretofore with respect to any of the foregoing.

          (ii) If Acquired Corporation (A) enters into a letter of intent or definitive agreement regarding an Acquisition Proposal with any third party (other than BancGroup or any of its Subsidiaries) prior to the earlier of
     (i) the Effective Date or (ii) the termination of this Agreement pursuant to Article 13 hereof (other than a termination by either Party pursuant to paragraph (a) of section 13.2 hereof or by Acquired Corporation pursuant to paragraphs (b), (c) or (d) of section 13.2 hereof), or (B) if Acquired Corporation receives or is the subject of an Acquisition Proposal from a third party (other than BancGroup or its Subsidiaries) prior to the termination of this Agreement pursuant to Article 13 hereof (other than a termination by either Party pursuant to paragraph (a) of section 13.2 hereof or by Acquired Corporation pursuant to paragraphs (b), (c) or (d) of section 13.2 hereof), and within 12 months after termination of this Agreement pursuant to Article 13 hereof (other than a termination by either Party pursuant to paragraph (a) of section 13.2 hereof or by Acquired Corporation pursuant to paragraphs (b), (c) or (d) of section 13.2 hereof) an Acquisition Proposal is consummated with such third party, Acquired Corporation covenants and agrees that it shall pay to BancGroup upon demand at any time (Y) after Acquired Corporation enters into an agreement which is legally binding on Acquired Corporation regarding an Acquisition Proposal or (Z) at any time on or after the date of consummation of such Acquisition Proposal, which ever is the first to occur, the principal sum of $1,000,000. Such payment shall compensate BancGroup for its direct and indirect costs and expenses in connection with the transactions contemplated by this Agreement, including BancGroup's management time devoted to negotiation and preparation for the Merger and BancGroup's loss as a result of the Merger not being consummated. The Parties acknowledge and agree that it would be impracticable or extremely difficult to fix the actual damages resulting from the foregoing events and, therefore, the Parties have agreed upon the foregoing payment as liquidated damages which shall not be deemed to be in the nature of a penalty. Other than the payment provided for in this section 6.2(c)(ii) and any Liability for expenses as set forth in sections 13.3 and 15.10 hereof, there shall be no other Liability or obligation on the part of any Acquired Corporation Company or their respective directors or officers resulting from any of the events described in this section 6.2(c)(ii).

          (d) Director Recommendation. The members of the Board of Directors of Acquired Corporation agree to support publicly the Merger.

          (e) Shareholder Voting. Acquired Corporation shall on the date of execution of this Agreement obtain and submit to BancGroup an agreement from certain of its directors, executive officers and affiliates substantially in the form set forth in Exhibit A.

          (f) Financial Statements and Monthly Status Reports. Acquired Corporation shall furnish to BancGroup:

             (i) As soon as practicable and in any event within 45 days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations of Acquired Corporation for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of Acquired Corporation as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

             (ii) Promptly upon receipt thereof, copies of all audit reports submitted to Acquired Corporation by independent auditors in connection with each annual, interim or special audit of the books of Acquired Corporation made by such accountants;

             (iii) As soon as practicable, copies of all such financial statements and reports as it shall send to its stockholders and of such regular and periodic reports as Acquired Corporation may file with the SEC or any other Agency;

             (iv) With reasonable promptness, such additional financial data as BancGroup may reasonably request; and

             (v) Within 10 calendar days after the end of each month (or, if the financial statements referred to in clause (d) are not then available, as soon as possible thereafter) commencing with the next calendar month following the date of this Agreement and ending at the Effective Date, a written description of (a) any non-compliance with the terms of this Agreement, together with its then current estimate of the out-of-pocket costs and expenses incurred or reasonably accruable in connection with the transactions contemplated by this Agreement; (b) the status, as of the date of the report, of all existing or threatened litigation against any Acquired Corporation Company; (c) copies of minutes of any meeting of the board of directors of any Acquired Corporation Company and any committee thereof occurring in the month for which such report is made, including all documents presented to the directors at such meetings; and
        (d) monthly financial statements, including a balance sheet and income statement.

          (g) Fiduciary Duties. Prior to the Effective Date, (i) no director or officer (each an "Executive") of any Acquired Corporation Company shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of any Acquired Corporation Company, (ii) all Executives, at all times, shall satisfy their fiduciary duties to Acquired Corporation and its Subsidiaries, and (iii) such Executives shall not (except as required in the course of his or her employment with any Acquired Corporation Company) communicate or divulge to, or use for the benefit of himself or herself or any other person, firm, association or corporation, without the express written consent of Acquired Corporation, any confidential information which is possessed, owned or used by or licensed by or to any Acquired Corporation Company or confidential information belonging to third parties which any Acquired Corporation Company shall be under obligation to keep secret or which may be communicated to, acquired by or learned of by the Executive in the course of or as a result of his or her employment with any Acquired Corporation Company.

          (h) Certain Practices. At the request of BancGroup, (i) Acquired Corporation shall consult with BancGroup and advise BancGroup through its regional office in Orlando, Florida of all of the Bank's loan requests over $200,000 that are not single-family residential loan requests or of any other loan request outside the normal course of business, and (ii) Acquired Corporation will consult with BancGroup to coordinate various business issues on a basis mutually satisfactory to Acquired Corporation and BancGroup. Acquired Corporation and the Bank shall not be required to undertake any of such activities, however, except as such activities may be in compliance with existing Law and Regulations.

                                   ARTICLE 7
                        MUTUAL COVENANTS AND AGREEMENTS

     7.1 Best Efforts; Cooperation. Subject to the terms and conditions herein provided, BancGroup and Acquired Corporation each agrees to use its best efforts promptly to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise, including, without limitation, promptly making required deliveries of stockholder lists and stock transfer reports and attempting to obtain all necessary Consents and waivers and regulatory approvals, including the holding of any regular or special board meetings, to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement. The officers of each Party to this Agreement shall fully cooperate with officers and employees, accountants, counsel and other representatives of the other Parties not only in fulfilling the duties hereunder of the Party of which they are officers but also in assisting, directly or through direction of employees and other persons under their supervision or control, such as stock transfer agents for the Party, the other Parties requiring information which is reasonably available from such Party.

     7.2 Press Release. Each Party hereto agrees that, unless approved by the other Parties in advance, such Party will not make any public announcement, issue any press release or other publicity or confirm any statements by any person not a party to this Agreement concerning the transactions contemplated hereby. Notwithstanding the foregoing, each Party hereto reserves the right to make any disclosure if such Party, in its reasonable discretion, deems such disclosure required by Law. In that event, such Party shall provide to the other Party the text of such disclosure sufficiently in advance to enable the other Party to have a reasonable opportunity to comment thereon.

     7.3 Mutual Disclosure. Each Party hereto agrees to promptly furnish to each other Party hereto its public disclosures and filings not precluded from disclosure by Law including but not limited to call reports, Form 8-K, Form 10-Q and Form 10-K filings, Y-3 applications, reports on Form Y-6, quarterly or special reports to shareholders, Tax returns, Form S-8 registration statements and similar documents.

     7.4 Access to Properties and Records. Each Party hereto shall afford the officers and authorized representatives of the other Party full access to the Assets, books and records of such Party in order that such other Parties may have full opportunity to make such investigation as they shall desire of the affairs of such Party and shall furnish to such Parties such additional financial and operating data and other information as to its businesses and Assets as shall be from time to time reasonably requested. All such information that may be obtained by any such Party will be held in confidence by such party, will not be disclosed by such Party or any of its representatives except in accordance with this Agreement, and will not be used by such Party for any purpose other than the accomplishment of the Merger as provided herein.

     7.5 Notice of Adverse Changes. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

                                   ARTICLE 8

                    CONDITIONS TO OBLIGATIONS OF ALL PARTIES

     The obligations of BancGroup and Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction, in the sole discretion of the Party relying upon such conditions, on or before the Effective Date of all the following conditions, except as such Parties may waive such conditions in writing:

     8.1 Approval by Shareholders. At the Stockholders Meeting, this Agreement and the matters contemplated by this Agreement shall have been duly approved by the vote of the holders of not less than the requisite number of the issued and outstanding voting securities of Acquired Corporation as is required by applicable Law and Acquired Corporation's articles of incorporation and bylaws.

     8.2 Regulatory Authority Approval. (a) Orders, Consents and approvals, in form and substance reasonably satisfactory to BancGroup and Acquired Corporation, shall have been entered by the Board of Governors of the Federal Reserve System and other appropriate bank regulatory Agencies (i) granting the authority necessary for the consummation of the transactions contemplated by this Agreement, including the merger of the Bank with Colonial Bank as structured pursuant to section 2.8 hereof and (ii) satisfying all other requirements prescribed by Law. No Order, Consent or approval so obtained which is necessary to consummate the transactions as contemplated hereby shall be conditioned or restricted in a manner which in the reasonable good faith judgment of the Board of Directors of BancGroup would so materially adversely impact the economic benefits of the transaction as contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

     (b) Each Party shall have obtained any and all other Consents required for consummation of the Merger (other than those referred to in Section 8.2(a) of this Agreement) for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of BancGroup would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

     8.3 Litigation. There shall be no pending or threatened Litigation in any court or any pending or threatened proceeding by any governmental commission, board or Agency, with a view to seeking or in which it is sought to restrain or prohibit consummation of the transactions contemplated by this Agreement or in which it is sought to obtain divestiture, rescission or damages in connection with the transactions contemplated by this Agreement and no investigation by any Agency shall be pending or threatened which might result in any such suit, action or other proceeding.

     8.4 Registration Statement. The Registration Statement shall be effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect; no proceedings for such purpose, or under the proxy rules of the SEC or any bank regulatory authority pursuant to the 1934 Act, with respect to the transactions contemplated hereby, shall be pending before or threatened by the SEC or any bank regulatory authority; and all approvals or authorizations for the offer of BancGroup Common Stock shall have been received or obtained pursuant to any applicable state securities Laws, and no stop order or proceeding with respect to the transactions contemplated hereby shall be pending or threatened under any such state Law.

     8.5 Tax Opinion. An opinion of Coopers & Lybrand L.L.P., shall have been received in form and substance reasonably satisfactory to the Acquired Corporation and BancGroup to the effect that (i) the Merger will constitute a "reorganization" within the meaning of section 368 of the Code; (ii) no gain or loss will be recognized by BancGroup or Acquired Corporation; (iii) no gain or loss will be recognized by the shareholders of Acquired Corporation who receive shares of BancGroup Common Stock except to the extent of any taxable "boot" received by such persons from BancGroup, and except to the extent of any dividends received from Acquired Corporation prior to the Effective Date; (iv) the basis of the BancGroup Common

Stock received in the Merger will be equal to the sum of the basis of the shares of Acquired Corporation common stock exchanged in the Merger and the amount of gain, if any, which was recognized by the exchanging Acquired Corporation shareholder, including any portion treated as a dividend, less the value of taxable boot, if any, received by such shareholder in the Merger; (v) the holding period of the BancGroup Common Stock will include the holding period of the shares of Acquired Corporation common stock exchanged therefor if such shares of Acquired Corporation common stock were capital assets in the hands of the exchanging Acquired Corporation shareholder; and (vi) cash received by an Acquired Corporation shareholder in lieu of a fractional share interest of BancGroup Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of BancGroup Common Stock which he or she would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the Acquired Corporation common stock was a capital asset in his or her hands as of the Effective Date).

                                   ARTICLE 9

               CONDITIONS TO OBLIGATIONS OF ACQUIRED CORPORATION

     The obligations of Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all the following conditions except as Acquired Corporation may waive such conditions in writing:

     9.1 Representations, Warranties and Covenants. Notwithstanding any investigation made by or on behalf of Acquired Corporation, all representations and warranties of BancGroup contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of such Effective Date, and BancGroup shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

     9.2 Adverse Changes. There shall have been no changes after the date of the most recent balance sheet provided under section 4.3(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition or affairs of BancGroup which in their total effect constitute a Material Adverse Effect, nor shall there have been any material changes in the Laws governing the business of BancGroup which would impair the rights of Acquired Corporation or its shareholders pursuant to this Agreement.

     9.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, Acquired Corporation shall have received a certificate from the President or a Vice President and from the Secretary or Assistant Secretary of BancGroup dated as of the Closing certifying that:

          (a) the Board of Directors of BancGroup has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

          (b) each person executing this Agreement on behalf of BancGroup is an officer of BancGroup holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

          (c) the certificate of incorporation and bylaws of BancGroup referenced in section 4.4 hereof remain in full force and effect;

          (d) such persons have no knowledge of a basis for any material claim, in any court or before any Agency or arbitration or otherwise against, by or affecting BancGroup or the business, prospects, condition (financial or otherwise), or Assets of BancGroup which would prevent the performance of this Agreement or the transactions contemplated by this Agreement or declare the same unlawful or cause the rescission thereof;

          (e) to such persons' knowledge, the Proxy Statement delivered to Acquired Corporation's shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need not express a statement as to information concerning or provided by Acquired Corporation for inclusion in such Proxy Statement); and

          (f) the conditions set forth in this Article 9 insofar as they relate to BancGroup have been satisfied.

     9.4 Opinion of Counsel. Acquired Corporation shall have received an opinion of Miller, Hamilton, Snider & Odom, L.L.C., counsel to BancGroup, dated as of the Closing, substantially in the form set forth in Exhibit B hereto.

     9.5 NYSE Listing. The shares of BancGroup Common Stock to be issued under this Agreement shall have been approved for listing on the NYSE.

     9.6 Other Matters. There shall have been furnished to such counsel for Acquired Corporation certified copies of such corporate records of BancGroup and copies of such other documents as such counsel may reasonably have requested for such purpose.

     9.7 Material Events. There shall have been no determination by the board of directors of Acquired Corporation that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or a general suspension of trading on the NYSE or any other exchange on which BancGroup Common Stock may be traded.

                                   ARTICLE 10

                     CONDITIONS TO OBLIGATIONS OF BANCGROUP

     The obligations of BancGroup to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all of the following conditions except as BancGroup may waive such conditions in writing:

     10.1 Representations, Warranties and Covenants. Notwithstanding any investigation made by or on behalf of BancGroup, all representations and warranties of Acquired Corporation contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of the Effective Date, and Acquired Corporation shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

     10.2 Adverse Changes. There shall have been no changes after the date of the most recent balance sheet provided under section 5.4(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition, or affairs of Acquired Corporation which constitute a Material Adverse Effect, nor shall there have been any material changes in the Laws governing the business of Acquired Corporation which would impair BancGroup's rights pursuant to this Agreement.

     10.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, BancGroup shall have received a certificate from Acquired Corporation executed by the President or Vice President and from the Secretary or Assistant Secretary of Acquired Corporation dated as of the Closing certifying that:

          (a) the Board of Directors of Acquired Corporation has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

          (b) the shareholders of Acquired Corporation have duly adopted resolutions approving the substantive terms of the Merger and the transactions contemplated thereby and such resolutions have not been amended or modified and remain in full force and effect;

          (c) each person executing this Agreement on behalf of Acquired Corporation is an officer of Acquired Corporation holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

          (d) the articles of incorporation and bylaws of Acquired Corporation and the Bank referenced in section 5.8 hereof remain in full force and effect and have not been amended or modified since the date hereof;

          (e) to such persons' knowledge, the Proxy Statement delivered to Acquired Corporation's shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need only express a statement as to information concerning or provided by Acquired Corporation for inclusion in such Proxy Statement); and

          (f) the conditions set forth in this Article 10 insofar as they relate to Acquired Corporation have been satisfied.

     10.4 Opinion of Counsel. BancGroup shall have received an opinion of Smith, Mackinnon, Greeley, Bowdoin & Edwards, P.A., counsel to Acquired Corporation, dated as of the Closing, substantially as set forth in Exhibit C hereto.

     10.5 Controlling Shareholders. Each shareholder of Acquired Corporation who may be an "affiliate" of Acquired Corporation, within the meaning of Rule 145 of the general rules and regulations under the 1933 Act shall have executed and delivered an agreement satisfactory to BancGroup to the effect that such person shall not make a "distribution" (within the meaning of Rule 145) of the Common Stock which he receives upon the Effective Date and that such Common Stock will be held subject to all applicable provisions of the 1933 Act and the rules and regulations of the SEC thereunder, and that such person will not sell or otherwise reduce risk relative to any shares of BancGroup Common Stock received in the Merger until financial results concerning at least 30 days of post-Merger combined operations have been published by BancGroup within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies. Acquired Corporation recognizes and acknowledges that BancGroup Common Stock issued to such persons may bear a legend evidencing the agreement described above.

     10.6 Other Matters. There shall have been furnished to counsel for BancGroup certified copies of such corporate records of Acquired Corporation and copies of such other documents as such counsel may reasonably have requested for such purpose.

     10.7 Dissenters. The number of shares as to which shareholders of Acquired Corporation have exercised dissenters rights of appraisal under section 3.6 does not exceed 10% of the outstanding shares of common stock of Acquired Corporation.

     10.8 Material Events. There shall have been no determination by the board of directors of BancGroup that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or general suspension of trading on the NYSE or any exchange on which BancGroup Common Stock may be traded.

     10.9 Pooling of Interest. BancGroup shall have received the written opinion of Coopers & Lybrand L.L.P., that the Merger will qualify for the pooling of interests method of accounting under generally accepted accounting principles.

     10.10 Non Compete Agreements. Key employees as shown by Schedule 5.5(i) will, prior to the Effective Date, execute agreements in form and substance reasonably acceptable to BancGroup. The agreements shall provide that such key employees will not compete with BancGroup for a period of at least one (1) year from the Effective Date if (i) such employee voluntarily terminated his or her employment with BancGroup and (ii) at the time of such termination, the employee's salary is substantially equivalent to what it was on the Effective Date. In consideration for this agreement the key employees will receive compensation in accordance with Schedule 5.5(i) which will not exceed in the aggregate $183,000.

                                   ARTICLE 11

                 TERMINATION OF REPRESENTATIONS AND WARRANTIES

     All representations and warranties provided in Articles 4 and 5 of this Agreement or in any closing certificate pursuant to Articles 9 and 10 shall terminate and be extinguished at and shall not survive the Effective Date. All covenants, agreements and undertakings required by this Agreement to be performed by any Party hereto following the Effective Date shall survive such Effective Date and be binding upon such Party. If the Merger is not consummated, all representations, warranties, obligations, covenants, or agreements hereunder or in any certificate delivered hereunder relating to the transaction which is not consummated shall be deemed to be terminated or extinguished, except that the last sentence of Section 7.4, and Sections 6.2(c)(ii), 7.2, 13.3, Article 11, Article 12, Article 15, any applicable definitions of Article 14 and the Confidentiality Agreement shall survive. Items disclosed in the Exhibits and Schedules attached hereto are incorporated into this Agreement and form a part of the representations, warranties, covenants or agreements to which they relate.

                                   ARTICLE 12

                                    NOTICES

     All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so received:

          (a) If to Acquired Corporation to Raymond R. Thomas, 1899 South Clyde Morris Boulevard, Daytona Beach, Florida 32119 facsimile (904) 761-8178, with copies to John P. Greeley, Esq., Smith, Mackinnon, Greeley, Bowdoin & Edwards, P.A., Citrus Center, Suite 800, 255 South Orange Avenue, Orlando, Florida 32801, facsimile (407)843-2448, or as may otherwise be specified by Acquired Corporation in writing to BancGroup.

          (b) If to BancGroup, to W. Flake Oakley, IV, One Commerce Street, Suite 803, Montgomery, Alabama, 36104, facsimile (334) 240-5069, with copies to William A. McCrary, Esquire, One Commerce Street, Suite 303, Montgomery, Alabama 36104, facsimile (334) 240-5069, and Willard H. Henson, Miller, Hamilton, Snider & Odom, L.L.C., One Commerce Street, Suite 305, Montgomery, Alabama 36104, facsimile (334) 265-4533, or as may otherwise be specified in writing by BancGroup to Acquired Corporation.

                                   ARTICLE 13

                            AMENDMENT OR TERMINATION

     13.1 Amendment. This Agreement may be amended by the mutual consent of BancGroup and Acquired Corporation before or after approval of the transactions contemplated herein by the shareholders of Acquired Corporation.

     13.2 Termination. This Agreement may be terminated at any time prior to or on the Effective Date whether before or after action thereon by the shareholders of Acquired Corporation, as follows:

          (a) by the mutual consent of the respective boards of directors of Acquired Corporation and BancGroup;

          (b) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this

     Agreement) in the event of a material breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach and which breach would provide the non-breaching Party the ability to refuse to consummate the Merger under the standard set forth in section 10.1 of this Agreement in the case of BancGroup and section 9.1 of this Agreement in the case of Acquired Corporation;

          (c) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach, or if any of the conditions to the obligations of such Party contained in this Agreement in Article 9 as to Acquired Corporation or Article 10 as to BancGroup shall not have been satisfied in full; or

          (d) by the board of directors of either BancGroup or Acquired Corporation if all transactions contemplated by this Agreement shall not have been consummated on or prior to November 30, 1998, if the failure to consummate the transactions provided for in this Agreement on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this section 13.2(d).

          (e) without further action by either Party, upon the execution by Acquired Corporation of an agreement which is legally binding on Acquired Corporation with any third party (other than BancGroup or its Subsidiaries) with respect to an Acquisition Proposal if, in connection therewith, BancGroup will have the right to demand the payment of the sum described in section 6.2(c)(ii) by the Acquired Corporation.

     13.3 Damages. In the event of termination pursuant to section 13.2, this Agreement shall become void and have no effect other than as set forth in section 6.2(c)(ii) and except as provided in Article 11, and except that Acquired Corporation and BancGroup shall be liable for damages for any wilful breach of warranty, representation, covenant or other agreement contained in this Agreement.

                                   ARTICLE 14

                                  DEFINITIONS

     (a) The following terms, which are capitalized in this Agreement, shall have the meanings set forth below for the purpose of this Agreement:

Acquired Corporation.......  CNB Holding Company, a Florida corporation.

Acquired Corporation
  Company..................  Shall mean Acquired Corporation, the Bank, any
                             Subsidiary of Acquired Corporation or the Bank, or any person or entity acquired as a Subsidiary of Acquired Corporation or the Bank in the future and owned by Acquired Corporation or the Bank at the Effective Date.

Acquired Corporation
Options....................  Options respecting the issuance of a maximum of
                             4,495 shares of Acquired Corporation common stock pursuant to Acquired Corporation's stock option plans.

Acquired Corporation
Stock......................  Shares of common stock, par value $1.00 per share, of Acquired Corporation.

Acquisition Proposal.......  Shall mean, with respect to a Party, any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiar-ies or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

Agencies...................  Shall mean, collectively, the Federal Trade
                             Commission, the United States Department of
                             Justice, the Board of the Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, HUD, the VA, the FHA, the GNMA, the FNMA, the FHLMC, the NYSE, and the SEC.

Agreement..................  Shall mean this Agreement and Plan of Merger and the Exhibits and Schedules delivered pursuant hereto and incorporated herein by reference.

Assets.....................  Of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

BancGroup..................  The Colonial BancGroup, Inc., a Delaware
                             corporation with its principal offices in Montgomery, Alabama.

Bank.......................  Commercial National Bank, a National bank.

Closing....................  The submission of the certificates of officers, legal opinions and other actions required to be taken in order to consummate the Merger in accordance with this Agreement.

Code.......................  The Internal Revenue Code of 1986, as amended.

Common Stock...............  BancGroup's Common Stock authorized and defined in the restated certificate of incorporation of BancGroup, as amended.

Confidentiality
Agreement..................  Confidentiality Agreement executed by BancGroup and
                             Acquired Corporation on or around March 9, 1998.

Consent....................  Any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

Contract...................  Any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

Default....................  Shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit.

DGCL.......................  The Delaware General Corporation Law.

Effective Date.............  Means the date and time at which the Merger becomes effective as defined in section 2.7 hereof.

Environmental Laws.........  Means the laws, regulations and governmental requirements referred to in section 5.23 hereof.

ERISA......................  The Employee Retirement Income Security Act of
                             1974, as amended.

Exchange Ratio.............  The ratio obtained by dividing $191.40 by the
                             Market Value, as set forth in section 3.1(c).

Exhibits...................  A through C, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

FBCA.......................  The Florida Business Corporation Act.

GAAP.......................  Means generally accepted accounting principles applicable to banks and bank holding companies consistently applied during the periods involved.

Knowledge..................  Means the actual knowledge of the Chairman,
                             President, Chief Financial Officer, Chief
                             Accounting Officer, Chief Credit Officer, General Counsel or any Senior or Executive Vice President of BancGroup, in the case of knowledge of BancGroup, or of Acquired Corporation and the Bank, in the case of knowledge of Acquired Corporation.

Law........................  Any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including, without limitation, those promulgated, interpreted or enforced by any Agency.

Liability..................  Any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including, without limitation, costs of investigation, collection and defense), deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

Lien.......................  Any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, (iii) Liens in the form of easements and restrictive covenants on real property which do not materially adversely affect the use of such property by the current owner thereof, and (iv) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

Litigation.................  Any action, arbitration, complaint, criminal prosecution, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities, relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement.

Loan Property..............  Any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

Loss.......................  Any and all direct or indirect payments, obligations, recoveries, deficiencies, fines, penalties, interest, assessments, losses, diminution in the value of Assets, damages, punitive, exemplary or consequential damages (including, but not limited to, lost income and profits and interruptions of business), liabilities, costs, expenses (including without limitation, reasonable attorneys' fees and expenses, and consultant's fees and other costs of defense or investigation), and interest on any amount payable to a third party as a result of the foregoing.

Market Value...............  Shall represent the per share market value of the
                             BancGroup Common Stock at the Effective Date and shall be determined by calculating the average of the closing prices of the Common Stock of BancGroup as reported by the NYSE on each of the ten (10) consecutive trading days ending on the trading day five calendar days preceding the Effective Date. Regardless of such average, the Market Value shall be deemed to be no less than $30.12 and no greater than $40.75.

Material...................  For purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

Material Adverse Effect....  On a Party shall mean an event, change or occurrence which has a material adverse impact on
                             (i) the financial position, Assets, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "material adverse effect" shall not be deemed to include the impact of (w) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (x) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, (y) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, and (z) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

Merger.....................  The merger of Acquired Corporation with BancGroup as contemplated in this Agreement.

Merger Consideration.......  The distribution of BancGroup Common Stock for each share of Acquired Corporation Stock (and cash for fractional shares) as provided in section 3.1(a) hereof.

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

Net Income.................  Net income in accordance with GAAP.

NYSE.......................  The New York Stock Exchange.

Order......................  Any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Agency.

Party......................  Shall mean Acquired Corporation or BancGroup, and
                             "Parties" shall mean both Acquired Corporation and BancGroup.

Permit.....................  Any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

Person.....................  A natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

Proxy Statement............  The proxy statement used by Acquired Corporation to solicit the approval of its stockholders of the transactions contemplated by this Agreement, which shall include the prospectus of BancGroup relating to the issuance of the BancGroup Common Stock to the shareholders of Acquired Corporation.

Registration Statement.....  The registration statement on Form S-4, or such other appropriate form, to be filed with the SEC by BancGroup, and which has been agreed to by Acquired Corporation, to register the shares of BancGroup Common Stock offered to stockholders of the Bank pursuant to his Agreement, including the Proxy Statement.

Resulting Corporation......  BancGroup, as the surviving corporation resulting from the Merger.

SEC........................  United States Securities and Exchange Commission.

Shareholders Meeting.......  The special meeting of shareholders of Acquired
                             Corporation called to approve the transactions contemplated by this Agreement.

Subsidiaries...............  Shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

Tax or Taxes...............  Means any federal, state, county, local, foreign, and other taxes, assessments, charges, fares, and impositions, including interest and penalties thereon or with respect thereto.

1933 Act...................  The Securities Act of 1933, as amended.

1934 Act...................  The Securities Exchange Act of 1934, as amended.

                                   ARTICLE 15

                                 MISCELLANEOUS

     15.1 Expenses. (a) Except as otherwise provided in this Section 15.1, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that BancGroup shall bear and pay the filing fees payable in connection with the Registration Statement and printing costs incurred in connection with the printing of the Registration Statement.

     (b) Nothing contained in this Section 15.1 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

     15.2 Benefit and Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

     15.3 Governing Law. Except to the extent the Laws of the State of Delaware and the State of Florida apply to the Merger, this Agreement shall be governed by, and construed in accordance with the Laws of the State of Alabama without regard to any conflict of Laws.

     15.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each Party thereto.

     15.5 Headings. The headings of the various articles and sections of this Agreement are for convenience of reference only and shall not be deemed a part of this Agreement or considered in construing the provisions thereof.

     15.6 Severability. Any term or provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining terms and provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction, and if any term or provision of this Agreement is held by any court of competent jurisdiction to be void, voidable, invalid or unenforceable in any given circumstance or situation, then all other terms and provisions, being severable, shall remain in full force and effect in such circumstance or situation and the term or provision shall remain valid and in effect in any other circumstances or situation.

     15.7 Construction. Use of the masculine pronoun herein shall be deemed to refer to the feminine and neuter genders and the use of singular references shall be deemed to include the plural and vice versa, as appropriate. No inference in favor of or against any Party shall be drawn from the fact that such Party or such Party's counsel has drafted any portion of this Agreement.

     15.8 Return of Information. In the event of termination of this Agreement prior to the Effective Date, each Party shall return to the other, without retaining copies thereof, all confidential or non-public documents, work papers and other materials obtained from the other Party in connection with the transactions contemplated in this Agreement and shall keep such information confidential, not disclose such information to any other person or entity, and not use such information in connection with its business.

     15.9 Equitable Remedies. The parties hereto agree that, in the event of a breach of this Agreement by either Party, the other Party may be without an adequate remedy at law owing to the unique nature of the contemplated transactions. In recognition thereof, in addition to (and not in lieu of) any remedies at law that may be available to the non-breaching Party, the non-breaching Party shall be entitled to obtain equitable relief, including the remedies of specific performance and injunction, in the event of a breach of this Agreement by the other Party, and no attempt on the part of the non-breaching Party to obtain such equitable relief shall be deemed to constitute an election of remedies by the non-breaching Party that would preclude the non-breaching Party from obtaining any remedies at law to which it would otherwise be entitled.

     15.10 Attorneys' Fees. If any Party hereto shall bring an action at law or in equity to enforce its rights under this Agreement (including an action based upon a misrepresentation or the breach of any warranty, covenant, agreement or obligation contained herein), the prevailing Party in such action shall be entitled to recover from the other Party its costs and expenses incurred in connection with such action (including fees, disbursements and expenses of attorneys and costs of investigation).

     15.11 No Waiver. No failure, delay or omission of or by any Party in exercising any right, power or remedy upon any breach or Default of any other Party shall impair any such rights, powers or remedies of the Party not in breach or Default, nor shall it be construed to be a wavier of any such right, power or remedy, or an acquiescence in any similar breach or Default; nor shall any waiver of any single breach or Default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any provisions of this Agreement must be in writing and be executed by the Parties to this Agreement and shall be effective only to the extent specifically set forth in such writing.

     15.12 Remedies Cumulative. All remedies provided in this Agreement, by law or otherwise, shall be cumulative and not alternative.

     15.13 Entire Contract. This Agreement and the documents and instruments referred to herein constitute the entire contract between the parties to this Agreement and supersede all other understandings with respect to the subject matter of this Agreement.

     IN WITNESS WHEREOF, Acquired Corporation and BancGroup have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

ATTEST:                                        CNB HOLDING COMPANY

BY:           /s/ RAYMOND R. THOMAS            BY:            /s/ WILLIAM T. MOORE
     ----------------------------------------       ----------------------------------------
                Raymond R. Thomas                               William T. Moore
ITS: President and CEO                         ITS: Chairman of the Board

(CORPORATE SEAL)

ATTEST:                                        THE COLONIAL BANCGROUP, INC.

BY:             /s/ GLENDA ALLRED              BY:          /s/ W. FLAKE OAKLEY, IV
     ----------------------------------------       ----------------------------------------
                  Glenda Allred                               W. Flake Oakley, IV
ITS: Assistant Secretary                       ITS: Executive Vice President, Chief
                                                    Financial Officer and Secretary

(CORPORATE SEAL)

                                                                      APPENDIX B
607.1301 DISSENTER'S RIGHTS; DEFINITIONS. The following definitions apply to sec.sec. 607.1302 and 607.1302 and 607.132:

     (1) "Corporation" means the issuer of the shares held by a dissenting shareholder before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Fair value," with respect to a dissenter's shares, means the value of the shares as of the close of business on the day prior to the shareholders' authorization date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (3) "Shareholders' authorization date" means the date on which the shareholders' vote authorizing the proposed action was taken, the date on which the corporation received written consents without a meeting from the requisite number of shareholders in order to authorize the action, or, in the case of a merger pursuant to sec.sec. 607.1104, the day prior to the date on which a copy of the plan of merger was mailed to each shareholder of record of the subsidiary corporation.

     607.1302 RIGHT OF SHAREHOLDERS TO DISSENT. (1) Any shareholder has the right to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

     (a) Consummation of a plan of merger to which the corporation is a party:

          1. If the shareholder is entitled to vote on the merger, or

          2. If the corporation is a subsidiary that is merged with its parent under sec. 607.1104, and the shareholders would have been entitled to vote on action taken, except for the applicability of 607.1104;

     (b) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation, other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange pursuant to sec. 607.1202, including a sale in dissolution but not including a sale pursuant to court order or a sale of cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

     (c) As provided in sec. 607.0902(11), the approval of a control-share acquisition;

     (d) Consummation of a plan of share exchange to which the corporation is a party as the corporation the shares of which will be acquired, if the shareholder is entitled to vote on the plan;

     (e) Any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

          1. Altering or abolishing any preemptive rights attached to any of his shares;

        2. Altering or abolishing the voting rights pertaining to any of his shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

          3. Effecting an exchange, cancellation, or reclassification of any of his shares, when such exchange, cancellation, or reclassification would alter or abolish his voting rights or alter his percentage or equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

          4. Reducing the stated redemption price of any of his redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his shares, or making any of his shares subject to redemption when they are not otherwise redeemable;

          5. Making noncumulative, in whole or in part, dividends of any of his preferred shares which had theretofore been cumulative;

                                       B-1